May 01, 2001

 Securities and Exchange Commission
 450 5 Street, N.W.
 Washington, DC  20549


 RE:  Midland National Life Separate Account A; Advanced Variable
      Universal Life File No. 333-58300



 Commissioners:

 Midland National Life Insurance Company is filing Pre-Effective Amendment No. 1 to the above-referenced Form S-6 Registration Statement concurrently with this letter. Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the "1933 Act"), Registrant and the Underwriter respectfully requests acceleration of the effective date of the above-captioned registration statement on Form S-6 under the 1933 Act, including any pre-effective amendments thereto, and that the registration statement be declared effective on May 10, 2001 or as soon as possible thereafter.

 If you have any questions about this filing, please contact Fred
 Bellamy of Sutherland Asbill and Brennan LLP at 202-383-0126.

 A marked courtesy copy of the registration statement will be sent via Sutherland Asbill and Brennan LLP.


 Sincerely,


 Midland National Life Insurance Company



 /s/Paul M. Phalen
 Paul M. Phalen CLU, FLMI
 Assistant Vice President -
 Variable Services


 Walnut Street Securities



 /s/Norman R. Lazarus
 Norman R. Lazarus
 Vice President and
 Chief Compliance Officer

AVULAccReqCvr.txt

As filed with the Securities and Exchange Commission on May 8, 2001.

                                             Pre-Effective Amendment #1
                                             Registration No. 333-58300

                                             811-5271

                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              FORM S-6
                              --------

              FOR REGISTRATION UNDER THE SECURITIES ACT
              OF 1933 OF SECURITIES OF UNIT INVESTMENT
                  TRUSTS REGISTERED ON FORM N-8B-2

              MIDLAND NATIONAL LIFE SEPARATE ACCOUNT A
          (with respect to Advanced Variable Universal Life policies)
              ________________________________________
                         (Exact Name of Trust)

               MIDLAND NATIONAL LIFE INSURANCE COMPANY
                          (Name of Depositor)
                           One Midland Plaza
                         Sioux Falls, SD 57193
               (Address of Principal Executive Office)
                       _________________________
    Jack L. Briggs, Vice President, Secretary and General Counsel
               Midland National Life Insurance Company
                          One Midland Plaza
                        Sioux Falls, SD 57193

          (Name and Address of Agent for Service of Process)

                               Copy to:

                         Frederick R. Bellamy
                     Sutherland Asbill & Brennan L L P
                    1275 Pennsylvania Avenue, N.W.
                     Washington, D.C. 20004-2404


Approximate date of proposed public offering: As soon as practicable after the effectiveness of the
Registration
                                              Statement.

An indefinite amount of securities is being registered pursuant to Rule 24f-2 under the Investment Company Act of 1940.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), shall determine.


S6CVRAVUL2.txt

ADVANCED VUL


Issued By:
Midland National Life Insurance Company


One Midland Plaza  Sioux Falls, SD 57193  (605) 335-5700


Advanced VUL is an individual variable life insurance
   contractpolicy     issued by Midland National Life Insurance Company.
Advanced VUL:
provides insurance coverage with flexibility in death benefits and premiums;

pays a death benefit if the insured person dies while the
   contractpolicy     is still in force;

can provide substantial    cash valuepolicy fund     build-up on a tax-
deferred basis.  However, there is no guaranteed    cash
valuepolicy fund     for amounts    youYou     allocate to the
Iinvestment    Dd    ivisions. You bear the risk of poor
investment performance for those amounts.

   youYou     borrow against    yourYour contractpolicy    , withdraw
part of the net cash surrender value, or completely
surrender    yourYour contractpolicy    . Loans and withdrawals affect
the    cash valuepolicy fund    , and may affect the
death benefit.

After the first premium   , youYou     may decide how much    yourYour
    premiums will be and how often    youYou
wish to pay them, within limits. You may also increase or decrease the amount of insurance protection, within limits.

Depending on the amount of premiums paid, this may or may not be a
Modified Endowment    ContractContract Policy
("MEC"). If it is a  MEC, then loans and withdrawals may have
   negativemore adverse     tax consequences.

You have a limited right to examine    yourYour contractpolicy     and
return it to    usUs     for a refund.

You may allocate    yourYour cash valuepolicy fund to our General
Account orand     up to ten investment divisions.  Each division
invests in a specified mutual fund portfolio. You can choose among the following thirty investment divisions:

	VIP Money Market Portfolio
	VIP High Income Portfolio
	VIP Equity-Income Portfolio
	VIP Growth Portfolio
	VIP Overseas Portfolio
	VIP Mid Cap Portfolio
	VIP II Asset Manager Portfolio
	VIP II Investment Grade Bond Portfolio
	VIP II Contra   fund     Portfolio
	VIP II Asset Manager: Growth Portfolio
	VIP II Index 500 Portfolio
	VIP III Growth & Income Portfolio
	VIP III Balanced Portfolio
	VIP III Growth Opportunities Portfolio
	American Century VP Capital Appreciation Portfolio
	American Century VP Value Portfolio
	American Century VP Balanced Portfolio
	American Century VP International Portfolio
	American Century VP Income & Growth Portfolio
	MFS VIT Emerging Growth Series
	MFS VIT Research Series
	MFS VIT    Growth with Income Investors Trust     Series
	MFS VIT New Discovery Series
	Lord Abbett Series Fund, Inc. VC Growth and Income Portfolio (hereinafter referred to as Lord Abbett VC Growth and Income
Portfolio)
	Lord Abbett Series Fund, Inc. Mid-Cap Value Portfolio (hereinafter referred to as Lord Abbett VC Mid-Cap Value Portfolio)
	Lord Abbett Series Fund, Inc. International Portfolio (hereinafter referred to as Lord Abbett VC International Portfolio)
	Alger American Small Capitalization Portfolio
	Alger American MidCap Growth Portfolio
	Alger American Growth Portfolio
	Alger American Leveraged AllCap Portfolio

Your    cash valuepolicy fund     in the investment divisions will
increase or decrease based on investment performance. You bear this risk. No one insures or guarantees any of these investments. Separate prospectuses describe the investment objectives, policies and risks of the portfolios.

The Securities and Exchange Commission has not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


Prospectus: May 1, 2001.




Table of Contents



   PART 1: SUMMARY	5
FEATURES OF ADVANCED VUL	6
Death Benefit Options	6
Policy Changes	6
Flexible Premium Payments	6
Additional Benefits	6
INVESTMENT CHOICES	7
YOUR POLICY FUND	7
Transfers	8
Policy Loans	8
Withdrawing Money	8
Surrendering Your Policy	8
DEDUCTIONS AND CHARGES	8
Deductions From Your Premiums	8
Deductions From Your Policy Fund 	9
Surrender Charge	9
Portfolio Expenses	9
ADDITIONAL INFORMATION ABOUT THE POLICIES	11
Your Right To Examine This Policy	11
Your Policy Can Lapse	12
Tax Effects of Advanced VUL	12
Illustrations	12
Correspondence and Inquiries	13
State Variations	13
PART 2: DETAILED INFORMATION ABOUT  ADVANCED VUL	13
INSURANCE FEATURES	13
How the Contracts Differ From Whole Life Insurance	13
Application for Insurance	14
Death Benefit	14
Notice and Proof of Death	15
Payment of Death Benefits	15
Maturity Benefit	15
Changes In  Advanced VUL	15
Changing The Face Amount of Insurance	16
Changing Your Death Benefit Option	16
When Policy Changes Go Into Effect	17
Flexible Premium Payments	17
Allocation of Premiums	18
Additional Benefits	18
Extended Maturity Option	20
Automatic Benefit Increase Provision	20
SEPARATE ACCOUNT INVESTMENT CHOICES	20
Our Separate Account And Its Investment Divisions	20
The Funds	21
Investment Policies Of The Portfolios	21
USING YOUR POLICY FUND	24
The Policy Fund	24
Amounts In Our Separate Account	24
How We Determine The Accumulation Unit Value	25
Policy Fund Transactions	25
Transfers Of Policy Fund 	25
Dollar Cost Averaging	26
Portfolio Rebalancing	27
Policy Loans	28
Withdrawing Money From Your Policy Fund	29
Surrendering Your Policy	30
THE GENERAL ACCOUNT	30
DEDUCTIONS AND CHARGES	31
Deductions From Your Premiums	31
Charges Against The Separate Account	31
Deductions From Your Policy Fund	32
Transaction Charges	33
How Policy Fund Charges Are Allocated	33
Surrender Charge	33
Charges In The Funds	35
ADDITIONAL INFORMATION ABOUT THE POLICIES	35
Your Right To Examine The Policy	35
Your Policy Can Lapse	35
You May Reinstate Your Policy	36
Policy Periods And Anniversaries	36
Maturity Date	36
We Own The Assets Of Our Separate Account	37
Changing the Separate Account	37
Limits On Our Right To Challenge The Policy	37
Your Payment Options	38
Lump Sum Payments	38
Optional Payment Methods	38
Your Beneficiary	39
Assigning Your Policy	39
When We Pay Proceeds From This Policy	39
TAX EFFECTS	39
Policy Proceeds	39
Possible Charge for Midland's Taxes	42
Other Tax Considerations	42
PART 3: ADDITIONAL INFORMATION	42
MIDLAND NATIONAL LIFE INSURANCE COMPANY	42
YOUR VOTING RIGHTS AS AN OWNER	43
OUR REPORTS TO POLICY OWNERS	43
DIVIDENDS	44
MIDLAND'S SALES AND OTHER AGREEMENTS	44
REGULATION	44
DISCOUNT FOR EMPLOYEES OF SAMMONS ENTERPRISES, INC.	45
LEGAL MATTERS	45
FINANCIAL MATTERS	45
ADDITIONAL INFORMATION	45
MANAGEMENT OF MIDLAND	46
ILLUSTRATIONS	49
DEFINITIONS	55
PERFORMANCE	58
FINANCIAL STATEMENTS	59
PART 1: SUMMARY	9
FEATURES OF ADVANCED VUL	9
Death Benefit Options	9
Policy Changes	10
Flexible Premium Payments	11
Additional Benefits	11
INVESTMENT CHOICES	12
YOUR POLICY FUND	14
Transfers	15
Policy Loans	15
Withdrawing Money	16
Surrendering Your Policy	16
DEDUCTIONS AND CHARGES	16
Deductions From Your Premiums	16
Deductions From Your Policy Fund	17
Surrender Charges	18
Portfolio Expenses	19
ADDITIONAL INFORMATION ABOUT THE POLICIES	25
Your Right To Examine This Policy	25
Your Policy Can Lapse	26
Tax Effects of Advanced VUL	26
Illustrations	27
Correspondence and Inquiries	28
State Variations	29

PART 2: DETAILED INFORMATION ABOUT  ADVANCED VUL	29
INSURANCE FEATURES	29
How the Contracts Differ From Whole Life Insurance	29
Application for Insurance	30
Death Benefit	30
Notice and Proof of Death	34
Payment of Death Benefits	34
Maturity Benefit	35
Changes In  Advanced VUL	35
Changing The Face Amount of Insurance	36
Changing Your Death Benefit Option	37
When Policy Changes Go Into Effect	38
Flexible Premium Payments	38
Allocation of Premiums	41
Additional Benefits	42
Extended Maturity Option	45
Automatic Benefit Increase Provision	45
SEPARATE ACCOUNT INVESTMENT CHOICES	47
Our Separate Account And Its Investment Divisions	47
The Funds	48
Investment Policies Of The Portfolios	49
USING YOUR POLICY FUND	63
The Policy Fund	63
Amounts In Our Separate Account	64
How We Determine The Accumulation Unit Value	65
Cash Value Transactions	66
Transfers Of Policy Fund	66
Dollar Cost Averaging	68
Portfolio Rebalancing	70
Policy Loans	71
Withdrawing Money From Your Policy Fund	73
Surrendering Your Policy	75
THE GENERAL ACCOUNT	76
DEDUCTIONS AND CHARGES	77
Deductions From Your Premiums	77
Charges Against The Separate Account	78
Deductions From Your Cash Value	79
Transaction Charges	82
How Policy Fund Charges Are Allocated	83
Surrender Charges	83
Charges In The Funds	87
ADDITIONAL INFORMATION ABOUT THE POLICYS	88
Your Right To Examine The Policy	88
Your Policy Can Lapse	89
You May Reinstate Your Policy	90
Policy Periods And Anniversaries	90
Maturity Date	91
We Own The Assets Of Our Separate Account	91
Changing the Separate Account	92
Limits On Our Right To Challenge The Policy	93
Your Payment Options	95
Lump Sum Payments	95
Optional Payment Methods	96
Your Beneficiary	98
Assigning Your Policy	98
When We Pay Proceeds From This Policy	98
TAX EFFECTS	99
Policy Proceeds	99
Possible Charge for Midland's Taxes	106
Other Tax Considerations	106
PART 3: ADDITIONAL INFORMATION	107
MIDLAND NATIONAL LIFE INSURANCE COMPANY	107
YOUR VOTING RIGHTS AS AN OWNER	107
OUR REPORTS TO POLICY OWNERS	109
DIVIDENDS	110
MIDLAND'S SALES AND OTHER AGREEMENTS	110
REGULATION	112
DISCOUNT FOR EMPLOYEES OF SAMMONS ENTERPRISES, INC.	113
LEGAL MATTERS	113
FINANCIAL MATTERS	113
ADDITIONAL INFORMATION	114
MANAGEMENT OF MIDLAND	115
ILLUSTRATIONS	123
DEFINITIONS	139
PERFORMANCE	143
FINANCIAL STATEMENTS	145
PART 1: SUMMARY	4
FEATURES OF ADVANCED VUL	4
Death Benefit Options	4
ContractPolicy Changes	4
Flexible Premium Payments	4
Additional Benefits	55
INVESTMENT CHOICES	5
YOUR CASH VALUE	56
Transfers	6
ContractPolicy Loans	6
Withdrawing Money	6
Surrendering Your ContractPolicy	6
DEDUCTIONS AND CHARGES	6
Deductions From Your Premiums	6
Deductions From Your Cash Value	6
Surrender Charges	7
Portfolio Expenses	7
ADDITIONAL INFORMATION ABOUT THE CONTRACTS	99
Your Right To Examine This ContractPolicy	99
Your ContractPolicy Can Lapse	99
Tax Effects of Advanced VUL	109
Illustrations	109
PART 2: DETAILED INFORMATION ABOUT ADVANCED VUL	1010
INSURANCE FEATURES	1010
How the Contracts Differ From Whole Life Insurance	1010
Application for Insurance	1110
Death Benefit	1110
Maturity Benefit	1211
Changes In Advanced VUL	1211
Changing The Face Amount of Insurance	1212
Changing Your Death Benefit Option	1312
When ContractPolicy Changes Go Into Effect	1313
Flexible Premium Payments	1313
Allocation of Premiums	1414
Additional Benefits	1514
Extended Maturity Option	1615
Automatic Benefit Increase Provision	1615
SEPARATE ACCOUNT INVESTMENT CHOICES	1716
Our Separate Account And Its Investment Divisions	1716
The Funds	1716
Investment Policies Of The Portfolios	1717
USING YOUR CASH VALUE	2020
The Cash Value	2020
Amounts In Our Separate Account	2120
How We Determine The Accumulation Unit Value	2120
Cash Value Transactions	2121
Transfers Of Cash Value	2121
Dollar Cost Averaging	2221
Portfolio Rebalancing	2322
ContractPolicy Loans	2322
Withdrawing Money From Your  Cash Value	2424
Surrendering Your ContractPolicy	2524
THE GENERAL ACCOUNT	2525
DEDUCTIONS AND CHARGES	2525
Deductions From Your Premiums	2525
Charges Against The Separate Account	2625
Deductions From Your Cash Value	2626
Transaction Charges	2727
How Cash Value Charges Are Allocated	2827
Surrender Charges	2827
Charges In The Funds	2928
ADDITIONAL INFORMATION ABOUT THE CONTRACTS	2929
Your Right To Examine The ContractPolicy	2929
Your ContractPolicy Can Lapse	2929
You May Reinstate Your ContractPolicy	3029
ContractPolicy Periods And Anniversaries	3030
Maturity Date	3030
We Own The Assets Of Our Separate Account	3030
Changing the Separate Account	3130
Limits On Our Right To Challenge The ContractPolicy	3131
Your Payment Options	3231
Your Beneficiary	3332
Assigning Your ContractPolicy	3332
When We Pay Proceeds From This ContractPolicy	3332
TAX EFFECTS	3333
ContractPolicy Proceeds	3333
Possible Charge for Midland's Taxes	3535
Other Tax Considerations	3535
PART 3: ADDITIONAL INFORMATION	3635
MIDLAND NATIONAL LIFE INSURANCE COMPANY	3635
YOUR VOTING RIGHTS AS AN OWNER	3636
OUR REPORTS TO CONTRACT OWNERS	3736
DIVIDENDS	3737
MIDLAND'S SALES AND OTHER AGREEMENTS	3737
REGULATION	3737
DISCOUNT FOR EMPLOYEES OF SAMMONS ENTERPRISES, INC.	3737
LEGAL MATTERS	3837
FINANCIAL MATTERS	3837
ADDITIONAL INFORMATION	3838
MANAGEMENT OF MIDLAND	3939
ILLUSTRATIONS	4242
DEFINITIONS	4848
PERFORMANCE	5050
FINANCIAL STATEMENTS	5151






This prospectus generally describes only the variable portion of the
   ContractPpolicy    , except where the General Account is
specifically mentioned.

Buying this    contractpolicy     might not be a good way of replacing
   yourYour     existing insurance or adding more
insurance if    youYou     already own a flexible premium variable life
insurance    contractpolicy    . You should read this
prospectus carefully and keep it for future reference. You should also have and read the current prospectuses for the funds.


PART 1: SUMMARY

In this prospectus "We", "Our",     and "Us" and Midland      mean
Midland National Life Insurance Company.

"You" and "Your" mean the owner of the    contractpolicy    . We refer
to the person who is covered by the
   contractpolicy     as the "Insured" or "Insured Person", because the
insured person and the owner may not be the same.
There is a list of definitions at the end of this prospectus, explaining many words and phrases used here and in the insurance
contractpolicy    .

The detailed information appearing later in this prospectus further explains the following summary. This summary must be read along with that detailed information. Unless otherwise indicated, the
description of the    contractpolicy     in this prospectus
assumes that the    contractpolicy     is in force and that there is no
outstanding    contractpolicy     loan.

FEATURES OF ADVANCED VUL

Death Benefit Options

Advanced VUL is life insurance on the insured person.  If the
   contractpolicy     is in force    weWe     will pay a death benefit
when the insured person dies.  You can choose between two death benefit options:
	Option 1: death benefit equals the face amount  ("Specified
Amount") of the insurance    contractpolicy    .  This is sometimes
called a "level" death benefit.
	Option 2: death benefit equals the face amount plus the    cash
valuepolicy fund    .  This is sometimes called a "variable" death
benefit.
The death benefit may be even greater in some circumstances. See "Death
Benefit" on page    14301110    .
We deduct any outstanding loans and unpaid charges before paying any benefits. The beneficiary can take the death benefit in a lump sum or under a variety of payment plans.
Whether    yourYour contractpolicy     lapses or remains in force can
depend on the amount of    yourYour cash valuepolicy
fund     (less any outstanding loans and surrender charge).  The    cash
valuepolicy fund, in turn, depends on the investment
performance of the investment divisions youYou select. (The cash valuepolicy fund also depends on the premiums youYou pay and the charges weWe deduct.) However, during the Minimum Premium nNo lLapse Gguarantee Pperiod, youYou can keep yourYour
contractpolicy     in force by paying a certain amount of premiums.
The minimum face amount is generally $50,000.  However, for:
	insured persons, age 0 to 14 at issue, the minimum face amount is $25,000; and
	Insured persons age 20-44 at issue which are in the preferred plus non-smoker, preferred non-smoker or the preferred smoker classes, the minimum face amount is $100,000.

   ContractPolicy     Changes
You may change the death benefit option    youYou     have chosen. You
may also increase or decrease the face amount of
   yourYour contractpolicy    , within limits.

Flexible Premium Payments

   You may pay premiums whenever and in whatever amount You want, within certain limits. We require an initial premium at issue which is at least equal to one month's no lapse guarantee premium. The no lapse guarantee premium is based on the policy's face amount and the insured person's age, sex and underwriting class. We will not accept a premium payment of less than $50.00; however, under current Company practice if paid by monthly bank draft, we will accept a payment as low as $30.00.

You may pay premiums whenever and in whatever amount you want, within certain limits. We require an initial minimum premium no lapse guaranteeminimum premium based on the contract's face amount and the insured person's age and sex.

You choose a planned periodic premium.  But payment of the planned
premiums does not ensure that    yourYour contractpolicy
will remain in force. Additional premiums may be required to keep yourYour contractpolicy from lapsing. You need not pay premiums according to the planned schedule. However, youYou can ensure that yourYour contractpolicy stays in force during the Minimum
Premium No Lapse GuaranteePeriodno lapse guarantee period by paying premiums at least equal to the accumulated minimum premium no lapse guarantee premium amounts. See "Flexible Premium Payments" on
page 17381313    .

Additional Benefits
You may choose to include additional benefits in the
   contractpolicy     by rider. These benefits may include:
	a disability waiver benefit (to waive the cost of monthly deductions)
	a monthly disability benefit
	an accidental death benefit
	life insurance for children
	family life insurance coverage
	life insurance for additional insured persons an accelerated death benefit in the event of a terminal illness.

We deduct any costs of additional benefits from    yourYour cash
valuepolicy fund monthly. See "Additional Benefits" on page
18421514    .

INVESTMENT CHOICES

You may allocate    yourYour cash valuepolicy fund     to up to ten of
the following investment divisions:

1.	Fidelity's Variable Insurance Products Fund (VIP) Money Market
Portfolio
2.	Fidelity's Variable Insurance Products Fund (VIP) High Income
Portfolio
3.	Fidelity's Variable Insurance Products Fund (VIP) Equity-Income
Portfolio
4.	Fidelity's Variable Insurance Products Fund (VIP) Growth Portfolio
5.	Fidelity's Variable Insurance Products Fund (VIP) Overseas
Portfolio
6.	Fidelity's Variable Insurance Product Fund (VIP) Mid Cap Portfolio
7.	Fidelity's Variable Insurance Products Fund II (VIP II) Asset
Manager Portfolio
8.	Fidelity's Variable Insurance Products Fund II (VIP II) Investment
Grade Bond Portfolio
9.	Fidelity's Variable Insurance Products Fund II (VIP II)
Contrafund        Portfolio
10.	Fidelity's Variable Insurance Products Fund II (VIP II) Asset
Manager: Growth Portfolio
11.	Fidelity's Variable Insurance Products Fund II (VIP II) Index 500
Portfolio
12.	Fidelity's Variable Insurance Products Fund III (VIP III) Growth &
Income Portfolio
13.	Fidelity's Variable Insurance Products Fund III (VIP III) Balanced
Portfolio
14.	Fidelity's Variable Insurance Products Fund III (VIP III) Growth
Opportunities Portfolio
15.	American Century VP Capital Appreciation Portfolio
16.	American Century VP Value Portfolio
17.	American Century VP Balanced Portfolio
18.	American Century VP International Portfolio
19.	American Century VP Income & Growth Portfolio
20.	MFS VIT Emerging Growth Series
21.	MFS VIT Research Series
22.	MFS VIT    Growth with Income SeriesInvestors Trust Series
23.	MFS VIT New Discovery Series
24.	Lord Abbett VC Growth and Income Portfolio
24.25.	Lord Abbett VC Mid-Cap Value Portfolio
25.26.	Lord Abbett VC International Portfolio
26.27.	Alger American Small Capitalization Portfolio
27.28.	Alger American Mid Cap Growth Portfolio
28.29.	Alger American Growth Portfolio
29.30.	Alger American Leveraged AllCap Portfolio
29.31.
You bear the complete investment risk for all amounts allocated to any of these investment divisions. You may also allocate
   yourYour cash valuepolicy fund to our General Account, where weWe guarantee the safety of principal and a minimum interest rate.
See the "THE GENERAL ACCOUNT" on page 30762525.
For more information, see "The Funds" on page 21481716.

YOUR    CASH VALUEPOLICY FUND

Your cash valuepolicy fund begins with yourYour first premium payment. From yourYour premium weWe deduct a premium charge and any per premium expenses.  The balance of the premium is yourYour
beginning cash valuepolicy fund    .

Your    cash valuepolicy fund     reflects:
	the amount and frequency of premium payments,
	deductions for the cost of insurance and expenses,
	the investment performance of    yourYour     chosen investment
divisions,
	interest earned on amounts allocated to the General Account, loans, and partial withdrawals.

There is no guaranteed    cash valuepolicy fund     for amounts
allocated to the investment divisions.

See "   The Policy Fund"The Cash Value" on page 24632020    .

Transfers

You may transfer    yourYour cash valuepolicy fund     among the
investment divisions and between the General Account and the
various investment divisions. Transfers take effect when    weWe
    receive    yourYour     request.  We require a minimum
amount for each transfer, usually $200.  Currently,    weWe     allow an
unlimited number of free transfers.  We reserve the right to
charge a $25 fee after the 12th transfer in a    contractpolicy
year. There are additional limitations on transfers to and from the
General Account. See "   Transfers Of Policy Fund Transfers Of Policy
Fund Transfers Of Policy Fund Transfers Of Cash Value" on page 25662121. . Transfer requests received before 3:00 p.m. Central Standard Time will take effect on the same day if that day is a business day. Otherwise, the transfer request will take effect on the business day following the day we receive your request. Transfers are effected at unit values determined at the close of business on the day the transfer takes effect.

ContractPolicy     Loans

You may borrow up to 92% of    yourYour cash surrender value (the cash
valuepolicy fund less the surrender charge), minus any
ContractPolicy Debt. Your contractpolicy will be the sole security for the loan. Your contractpolicy states a minimum loan amount, usually $200. ContractPolicy loan interest accrues daily at an annually adjusted rate. See "ContractPolicy Loans" on page 22.
ContractPolicy loan interest is not tax deductible on contracts owned by an individual. There may be federal tax consequences for taking
a contractpolicy loan. See "TAX EFFECTS" on page 39993333    .

Withdrawing Money

You may make a partial withdrawal from    yourYour cash valuepolicy
fund. The current minimum withdrawal amount is $200. The maximum partial withdrawal youYou can make in any policy year is 50% of the net cash surrender value. The net cash surrender value is the cash valuepolicy fund minus any surrender charge minus any contractpolicy debt. Withdrawals are subject to other requirements. If youYou make more than one withdrawal in a contractpolicy year, then weWe deduct a service charge (no more than $25). See
"Withdrawing Money From Your Withdrawing Money From Your Withdrawing Money From Your Withdrawing Money From
Your Cash Value" on page 29732424. Withdrawals and surrenders may have negative tax effects. See "TAX EFFECTS" on page
39993333. Requests received before 3:00 p.m. Central Standard Time will take effect on the same day if that day is a business day. Otherwise, the withdrawal request will take effect on the business day following the day we receive your request.

Surrendering Your    ContractPolicy

You can surrender    yourYour contractpolicy for cash and then weWe will
pay youYou     the net cash surrender value.  A surrender
charge may be deducted, and taxes and a tax penalty may apply. See
"   Surrendering Your Surrendering Your Surrendering Your
Surrendering Your Surrendering Your ContractPolicy    " on page 23.

   The surrender charge varies by the issue age, sex and class of the insured at the time of issue. The per $1,000 of face amount surrender charge is highest in the first year of Your policy and decreases to $0.00 after the end of the surrender charge period (this period is the earlier of 15 policy years or attained age 95). For example, a male with an issue age of 35 and a class of preferred nonsmoker will
have a first year surrender charge of $5.40     per $1,000, but a
male issue age 65 and a class of preferred nonsmoker will have a
first year surrender charge of $   18.85     per $1,000.  The maximum
first year surrender charge for all issue ages, sexes, and classes
is $   24.00per $1,000.  The $24.00     per $1,000 surrender charge
occurs for males issued at a smoker class with issue ages at
   63     or older.

The surrender charge at the time of surrender is determined by multiplying the surrender charge listed in Your policy form, for the appropriate policy year, times the appropriate face amount of insurance
and dividing by 1,000.      If you decrease your face amount
after your policy is issued, the surrender charge will not change. If you increase your face amount after your policy is issued, we will send you an endorsement which specifies the surrender charges for the
amount of the increase.      See "Surrender Charges" on page 33
for    a full description of how the new surrender charges are
determined for a face amount increase and for     samples of the
   surrender charges for various issue ages, sexes and classes.

DEDUCTIONS AND CHARGES

Deductions From Your Premiums

We deduct a 6.5% premium charge from each premium payment.  Currently,
   weWe intend to eliminate this premium charge after 15
contractpolicy years. (This is not guaranteed.) This charge partially reimburses usUs for the distribution costs of this contractpolicy and for premium taxes weWe pay. If youYou elect to pay premiums by Civil Service Allotment, weWe also deduct a $.46 (forty-six cents)
service charge from each premium payment. See "Deductions From Your
Premiums" on page 31772525    .

Deductions From Your    Policy Fund Cash Value
Certain amounts are deducted from yourYour cash value each policy fund
monthly    .
These are:
	an expense charge of $7.00.
	a cost of insurance charge. The amount of this charge is based on the insured person's attained age, sex, risk class, and the amount of
insurance under    yourYour contractpolicy    ; and
	charges for additional benefits.
In addition,    weWe deduct fees when youYou     make:
	a partial withdrawal of net cash surrender value more than once in
a    contractpolicy     year or
	more than twelve transfers a year between investment divisions. (We currently waive this charge).
See "   Deductions From Your Deductions From Your Deductions From
Your Deductions From Your Cash Value " on page
32792626

We also deduct a daily charge at an annual rate of 0.90% of the assets in every investment division. We currently intend to reduce this
charge to 0.50% after the 20th    contractpolicy     year.  (This
reduction is not guaranteed.) This charge is for certain mortality and expense risks.

Surrender Charge   s

We deduct a surrender charge only if    youYou surrender yourYour
contractpolicy for its net cash surrender value or let yourYour contractpolicy lapse during the surrender charge period (This period is the earlier of 15 years or attained age 95). If youYou keep this contractpolicy in force for the surrender charge period, then youYou will not incur a surrender charge.

The surrender charge varies by the issue age, sex and class of the insured at the time of issue. The per $1,000 of face amount surrender charge is highest in the first year of yourYour contractpolicy and decreases to $0.00 after the end of the surrender charge period (this
period is the earlier of 15 contractpolicy     years or attained age
95). For example, a male with an issue age of 35 and a class of preferred nonsmoker will have a first year surrender charge of $6.86 per $1,000, but a male issue age 65 and a class of preferred nonsmoker will have a first year surrender charge of $21.37 per $1,000. The maximum first year surrender charge for all issue ages, sexes, and classes is $22.44 per $1,000. The $22.44 per $1,000 surrender charge occurs for males issued at a smoker class with issue ages at 58 or older.

The surrender charge at the time of surrender is determined by
multiplying the surrender charge listed in    yourYour
contractpolicy     form, for the appropriate    contractpolicy year,
times the appropriate face amount of insurance and dividing by 1,000. If youYou change yourYour face amount of insurance after yourYour contractpolicy is issued, the face amount used in the surrender charge calculation is the highest face amount which exists during the time from the issue to the time of surrender of yourYour
contractpolicy.  See "Surrender Charges" on page 33832827     for
samples of the per $1,000 charge for various issue ages, sexes and classes.

Portfolio Expenses

Each investment division invests exclusively in a corresponding mutual fund portfolio. Each portfolio pays an investment advisory fee, and may also incur other operating expenses. The total expenses for each portfolio (as a percentage of assets) for the year ending
December 31, 2000 are shown in the table below.

   PORTFOLIO ANNUAL EXPENSES(1)

(as a percentage of Portfolio average net assets after fee waivers after expenses reimbursement but before any reductions for custodian and transfer agent expenses.)

                      			TOTAL
            	MANAGEMENT	OTHER	ANNUAL
             	FEES	EXPENSES	EXPENSES(2)
VIP Money Market
  Portfolio
VIP High Income
  Portfolio
VIP Equity-Income
  Portfolio
VIP Growth
  Portfolio
VIP Overseas
  Portfolio
VIP Mid Cap
Portfolio
VIP II Asset Manager
  Portfolio 	VIP II Investment Grade Bond
  Portfolio
VIP II Contrafund
   Portfolio
VIP II Asset Manager: Growth
   Portfolio
VIP II Index 500
   Portfolio
VIP III Growth & Income
   Portfolio
VIP III Balanced(
  Portfolio
VIP III Growth Opportunities(3)
  Portfolio
American Century VP Capital Appreciation
  Portfolio
American Century VP Value
  Portfolio
American Century VP Balanced
  Portfolio
American Century VP International
  Portfolio
American Century VP Income & Growth
  Portfolio
MFS VIT Emerging Growth
  Series
MFS VIT Research
  Series
MFS VIT Growth with Income(
  Series
MFS VIT New Discovery
  Series
Lord Abbett VC Growth & Income
  Portfolio
Lord Abbett VC Mid-Cap Value
  Portfolio
Lord Abbett VC International
  Portfolio
Alger American Small Capitalization
  Portfolio
Alger American Mid Cap Growth
  Portfolio
Alger American Growth
  Portfolio
Alger American Leveraged AllCap
  Portfolio


PORTFOLIO ANNUAL EXPENSES(1)

(as a percentage of Portfolio average net assets after fee waivers after expenses reimbursement but before any reductions for custodian and transfer agent expense offsets.)
                        			        TOTAL
                  	MANAGEMENT	OTHER	        ANNUAL
                   	FEES	      EXPENSES      EXPENSES(2)
VIP Money Market (8)
  Portfolio	0.27%	0.08%	0.35%
VIP High Income
  Portfolio	0.58%	0.10%	0.68%
VIP Equity-Income (3)
  Portfolio 	0.48%	0.08%	0.56%
VIP Growth (3)
  Portfolio	0.57%	0.08%	0.65%
VIP Overseas (3)
  Portfolio	0.72%	0.17%	0.89%
VIP MidCap(3)
  Portfolio	0.57%	0.17%	0.74%
VIP II Asset Manager
  Portfolio 	0.53%	0.08%	0.61%
VIP II Investment Grade Bond
  Portfolio	0.43%	0.11%	0.54%
VIP II Contrafund (3)
   Portfolio	0.57%	0.09%	0.66%
VIP II Asset Manager: Growth (3)
   Portfolio	0.58%	0.11%	0.69%
VIP II Index 500 (4)
   Portfolio	%0.24	0.04%	0.28%
VIP III Growth & Income (3)
   Portfolio	0.48%	0.10%	0.58%
VIP III Balanced (3)
  Portfolio 	0.43%	0.15%	0.58%
VIP III Growth Opportunities(3)
  Portfolio	0.58%	0.10%	0.68%
American Century VP Capital Appreciation
  Portfolio	0.98% 	0.00%	0.98%
American Century VP Value
  Portfolio	1.00%	0.00%	1.00%
American Century VP Balanced
  Portfolio	0.90%	0.00%	0.90%
American Century VP International
  Portfolio	1.23%	0.00%	1.23%
American Century VP Income & Growth
  Portfolio	0.70%	0.00%	0.70%
MFS VIT Emerging Growth(5)
  Series	0.75%	0.10%	0.85%
MFS VIT Research(5)
  Series	0.75%	0.10%	0.85%
MFS VIT Investors Trust(5)
  Series	0.75%	0.12%	0.87%
MFS VIT New Discovery(5) (6)
  Series	0.90%	0.16%	1.06%
Lord Abbett VC Growth & Income(7)
  Portfolio	0.50%	0.53%	1.03%
Lord Abbett VC Mid-Cap Value(7)
  Portfolio	0.00%	0.35%	0.35%
Lord Abbett VC International(7)
  Portfolio	0.00%	0.35%	0.35%
Alger American Small Capitalization
  Portfolio	0.85%	0.05%	0.90%
Alger American Mid Cap Growth
  Portfolio	0.80%	0.04%	0.84%
Alger American Growth
  Portfolio	0.75%	0.04%	0.79%
Alger American Leveraged AllCap
  Portfolio	0.85%	0.05%	0.90%

(1) The fund data was provided by the Funds or their managers. Midland has not independently verified the accuracy of the Fund data.
(2) The annual expenses shown are based on actual expenses for 2000 except as noted for the Lord Abbett VC Mid-Cap Portfolio and the Lord Abbett VC International Portfolio. The
expenses shown for Fidelity's VIP, VIP II and VIP III Portfolios are those applicable to the Initial Class.
(3) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's
custodian expenses.   Including these reductions,
total operating expenses would have been as follows:
VIP Equity-Income Portfolio		0.55%
VIP Growth Portfolio			0.64%
VIP Overseas Portfolio			0.87%
VIP MidCap Portfolio			0.69%
VIP II Contrafund? Portfolio		0.63%
VIP II Asset Manager: Growth Portfolio	0.68%
VIP III Growth & Income Portfolio		0.57%
VIP III Balanced Portfolio			0.56%
VIP III Growth Opportunities Portfolio		0.66%

(4) Fidelity Management and Research agreed to reimburse a portion of the VIP II Index 500 expenses during 2000. Without this reimbursement, the VIP II Index 500 would have had total expenses of 0.33%. This arrangement may be discontinued by the fund's manager at any time.
(5) Each of the MFS Series has an expense offset arrangement, which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend-disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. The expenses shown above do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Including these reductions, the total expenses would have been as follows:
MFS VIT Emerging Growth Series	0.84%
MFS VIT Research Series	0.84%
MFS VIT Investors Trust Series	0.86%
MFS VIT New Discovery Series	1.05%

This arrangement may be discontinued by the fund's manager at any time.
(6) MFS has agreed to bear expenses for this portfolio, such that the portfolio's other expenses shall not exceed 0.15%. Without this limitation, the other expenses and total expenses would have been:
0.19% and 1.09% for the MFS VIT New Discovery.
This arrangement may be discontinued by the fund's manager at any time.
(7)	For the year 2000, Lord Abbett & Co. voluntarily waived its
management fees from the VC Mid-Cap Value and VC International portfolios and reimbursed a portion of each portfolio's expenses. Without these waivers and reimbursements, the total expenses would have been 1.56% for the VC Mid-Cap Value and 2.37% for the VC International
Portfolios. For the year 2001, Lord, Abbett & Co has agreed formally to continue to reimburse a portion of each of those Portfolio's expenses to the extent necessary to maintain its "Other Expenses" at 0.35 of its average net assets. This agreement may be discontinued by Lord Abbett & Co. at any time.
(8)	The annual class operating expenses provided are based on
historical expenses, adjusted to reflect the current management fee structure.


ADDITIONAL INFORMATION ABOUT THE    POLICIESCONTRACTS

Your Right To Examine This    ContractPolicy

You have a right to examine and cancel the    contractpolicy    .  Your
cancellation request must be postmarked by the latest of the following 3 dates:
	10 days after    youYou receive yourYour contractpolicy;
	10 days after    weWe mail youYou     a notice of this right; or
	45 days after    youYou sign the contractpolicy     application.

If    youYou cancel yourYour contractpolicy during this period, then
weWe will return yourY our cash valuepolicy fund plus all of the charges weWe have deducted from premiums or from the investment
divisions or the cash valuepolicy fund    .  Expenses of the
portfolios are not returned.

See "   Your Right To Examine The Your Right To Examine The Your
Right To Examine The Your Right To Examine The Your
Right To Examine The ContractPolicy" on page 35882929    .
Your    ContractPolicy     Can Lapse
Your    contractpolicy     remains in force if the net cash surrender
value can pay the monthly charges.  In addition, during the
   Minimum Premium No Lapse GuaranteePeriodno lapse guarantee period, yourYour contractpolicy will remain in force as long as
youYou meet the applicable minimum premium no lapse guarantee premium requirements. However, the contractpolicy can lapse after the Minimum Premium No Lapse GuaranteePeriodno lapse guarantee period no
matter how much youYou     pay in premiums, if the
net cash surrender value is insufficient to pay the monthly charges
(subject to the grace period). See "   Your Policy Can
LapseYour Policy Can LapseYour Policy Can LapseYour Policy Can LapseYour
ContractPolicy Can Lapse" on page 35892929    .

Tax Effects of Advanced VUL

We believe that a    contractpolicy     issued on the basis of a
standard rate class should qualify as a life insurance
   contractpolicy     for federal income tax purposes.  It is unclear
whether a    contractpolicy     issued on a substandard basis
would qualify as a life insurance    contractpolicy    , particularly if
   youYou     pay the full amount of premiums permitted
under the    contractpolicy    .  If a    contractpolicy     does not
satisfy Section 7702 of the Internal Revenue code (defining life
insurance for tax purposes),    weWe     will take appropriate and
reasonable steps to try to get the    contractpolicy     to
comply with Section 7702.

If a    contractpolicy     qualifies as a life insurance
   contractpolicy     for federal income tax purposes, then the death
benefit
payment is not subject to federal income tax. In addition, under current
federal tax law,    youYou do not have to pay income tax on
any increases in yourYour cash valuepolicy fund as long as they remain
in yourYour contractpolicy    .

A    contractpolicy may be treated as a "Modified Endowment Contract
ContractPolicy    " ("MEC") depending upon the amount
of premiums paid in relation to the death benefit. If the
   contractpolicy is a MEC, then all pre-death distributions, including
contractpolicy     loans, will be treated first as distributions of
taxable income and then as a return of    yourYour investment in the
contractpolicy    .  In addition, prior to age 59 1/2, such
distributions generally will be subject to a 10% penalty tax.
If the    contractpolicy     is not a MEC, distributions generally will
be treated first as a return of    yourYour     investment in
the    contractpolicy     and then as a distribution of taxable income.
Moreover,     generally     loans will not be treated as
distributions. Finally, distributions and loans from a
   contractpolicy     that is not a MEC are not subject to the 10%
penalty tax. See
"TAX EFFECTS" on page    39993333    .

Illustrations

This prospectus includes sample projections of hypothetical death benefits and cash surrender values, beginning on page
   491234242    .  These are only hypothetical figures and are not
indications of either past or anticipated future investment performance. These hypothetical value projections may be helpful in understanding the long-term effects of different levels of investment performance, charges and deductions.  They may help in
comparing this    contractpolicy to other life insurance contracts.
They indicate that if the contractpolicy is surrendered in the early contractpolicy years, the net cash surrender value may be low compared to never purchasing the contractpolicy and investing the money used as premiums at 5% per year. This demonstrates that this
contractpolicy     should not be purchased as a short-term investment.

   How To Contact Us

You can write to usUs at our Executive Office to pay premiums, send correspondence or take any other action, such as transfers between investment division, or changes in Specified Amount, regarding yourYour contractpolicy. Our Executive Office is located at:
Midland National Life Insurance Company
One Midland Plaza
Sioux Falls  SD  57193

Correspondence and Inquiries

You can write to Us at Our Executive Office to pay premiums, send correspondence or take any other action, such as transfers between investment divisions, or changes in specified amount, regarding Your policy. Our Executive Office is located at:
Midland National Life Insurance Company
One Midland Plaza
Sioux Falls, SD  57193

You may send correspondence and transaction requests to Us by facsimile or telephone. The procedures We follow for facsimile requests include a written confirmation sent directly to You following any transaction request. We may record all telephone requests. We will employ reasonable procedures to confirm that instructions communicated by telephone or facsimile are genuine. The procedures We follow for transactions initiated by telephone may include requirements that callers identify themselves and the policy owner by name, social security number, date of birth of the owner or the insured, or other identifying information. Accordingly, We disclaim any liability for losses resulting from allegedly unauthorized facsimile or telephone requests that We believe are genuine. There are risks associated with requests made by facsimile or telephone when the original request is not sent to Our Executive Office. You bear these risks.

State Variations

Certain provisions of the policies may be different than the general description in the prospectus, and certain riders and options may not be available, because of legal restrictions in Your state. See Your policy for specific variations since any such variations will be included in Your policy or in riders or endorsements attached to Your policy. See Your agent or contact Our Executive Office for additional information that may be applicable to Your state.


PART 2: DETAILED INFORMATION
ABOUT  ADVANCED VUL
INSURANCE FEATURES

This prospectus describes our Advanced VUL    contractpolicy    . There
may be contractual variances because of requirements of
the state where    yourYour contractpolicy     is delivered.
How the Contracts Differ From Whole Life Insurance
 Advanced VUL provides insurance coverage with flexibility in death
benefits and premium payments.  It enables    youYou     to
respond to changes in    yourYour     life and to take advantage of
favorable financial conditions.   Advanced VUL differs from
traditional whole life insurance because    youYou     may choose the
amount and frequency of premium payments, within limits.
In addition, Advanced VUL has two types of death benefit options. You may switch back and forth between these options. Advanced
VUL also allows    youYou     to change the face amount without
purchasing a new insurance    contractpolicy    .  However,
evidence of insurability may be required.
   Advanced VUL is a "variable" life insurance because the policy fund and other benefits will vary up or down depending on the investment performance of the investment divisions you select. You bear the risk of poor investment performance, but you get the benefit of good performance.
Application for Insurance
To apply for a    contractpolicy youYou     must submit a completed
application.  We decide whether to issue a
   contractpolicy     based on the information in the application and
our standards for issuing insurance and classifying risks. If
   weWe decide not to issue a contractpolicy, then weWe     will return
the sum of premiums paid plus interest credited. The maximum issue age is 80.

Death Benefit

We pay the death benefit to the beneficiary when the insured dies (outstanding indebtedness will be deducted from the proceeds). As the
owner,    youYou     may choose between two death benefit options:
	Option 1 provides a benefit that equals the face amount of the
   contractpolicy    .  This "level" death benefit is for owners who
prefer insurance coverage that does not vary in amount and has lower insurance charges. Except as described below, the option 1 death benefit is level or fixed at the face amount.
	Option 2 provides a benefit that equals the face amount of the
   contractpolicy plus the cash valuepolicy fund     on the day the
insured person dies. This "variable" death benefit is for owners who prefer to have investment performance reflected in the amount of their insurance coverage.  Under Option 2, the value of the death
benefit fluctuates with    yourYour cash valuepolicy fund    .
Under both options,    Ff    ederal tax law may require a greater
benefit.  This benefit is a percentage multiple of    yourYour cash
valuepolicy fund    .  The percentage declines as the insured gets older
(this is referred to as the "corridor" percentage).  The minimum
death benefit will be    yourYour cash valuepolicy fund     on the day
the insured dies multiplied by the percentage for his or her age.
For this purpose, age is the attained age (last birthday) at the
beginning of the    contractpolicy     year of the insured's death.
The percentages are shown below:

Table of Death Benefits

Based on    Cash ValuePolicy Fund
		The Death		The Death
		Benefit Will		Benefit Will
		Be At Least		Be At Least
	If The	Equal To	If The	Equal To
	Insured	This Percent	Insured	This Percent
	Person's	of The	Person's	of The
	Age Is	   Cash Value	Policy Fund 	Age Is	Cash
ValuePolicy Fund
	0-40	250%	60	130%
	41	243%	61	128%
	42	236%	62	126%
	43	229%	63	124%
	44	222%	64	122%

	45	215%	65	120%
	46	209%	66	119%
	47	203%	67	118%
	48	197%	68	117%
	49	191%	69	116%

	50	185%	70	115%
	51	178%	71	113%
	52	171%	72	111%
	53	164%	73	109%
	54	157%	74	107%

	55	150%	75-90	105%
	56	146%	91	104%
	57	142%	92	103%
	58	138%	93	102%
	59	134%	94	101%
95-99	100%


These percentages are based on federal income tax law which require a
minimum death benefit, in relation to    cash valuepolicy fund,
for yourYour contractpolicy     to qualify as life insurance.
For example, assume the insured person is 55 years old and the face amount is $100,000. The "corridor percentage" at that age is 150%. Under Option 1, the death benefit will generally be $100,000. However,
when the    cash valuepolicy fund     is greater than
$66,666.67, the corridor percentage applies and the death benefit will be greater than $100,000 (since 150% of $66,666.67 equals
$100,000).  In this case, at age 55,    weWe multiply the cash
valuepolicy fund by a factor of 150%.  So if the cash valuepolicy
fund     were $70,000, then the death benefit would be $105,000.
Under Option 2, the death benefit is the face amount plus the    cash
valuepolicy fund    .  In this example, if a 55 year-old had a face
amount of $100,000 and a    cash valuepolicy fund     of $200,000, then
the death benefit would be $300,000.  This figure results
from either: (a) adding the face amount to the    cash valuepolicy
fund     or (b) multiplying the    cash valuepolicy fund     by
the corridor percentage.  For all    cash valuepolicy fund    s higher
than this level, the corridor percentage would apply.  Therefore,
for every $1.00 added to the    cash valuepolicy fund     above
$200,000, the death benefit would increase by $1.50 (at that age).
Under either option, the length of time    yourYour contractpolicy
remains in force depends on the net cash surrender value of
   yourYour contractpolicy and whether youYou meet the Minimum Premium No Lapse GuaranteePeriodno lapse guarantee
period     requirements.  Your coverage lasts as long as    yourYour
net cash surrender value can cover the monthly deductions
from    yourYour cash valuepolicy fund    .  In addition, during the
   Minimum Premium No Lapse GuaranteePeriodno lapse
guarantee period, yourYour contractpolicy     remains in force if the
sum of    yourYour     premium payments (minus any loans
or withdrawals) is greater than the sum of the monthly minimum premiums
for all of the    contractpolicy     months since the
   contractpolicy     was issued.
The investment performances of the investment divisions and the interest
earned in the General Account affect    yourYour cash
valuepolicy fund    .  Therefore, the returns from these investment
options can affect the length of time    yourYour
contractpolicy     remains in force.
The minimum initial face amount generally is $50,000. For issue ages 0 to 14 in the non-smoker class, the minimum is $25,000. For
   insured persons age issue ages 20-44 at issue in     the preferred
plus non-smoker, preferred nonsmoker or the preferred smoker
rate classes, the minimum face amount is $100,000   .
Notice and Proof of Death
We require satisfactory proof of the insured person's death before We pay the death benefit. That can be a certified copy of a death certificate, a written statement by the attending physician, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof satisfactory to Us.
Payment of Death Benefits
In most cases, when a death benefit is paid in a lump sum We will pay the death benefit by establishing an interest bearing account, called the "Midland Access Account", for the beneficiary, in the amount of the death benefit proceeds. We will send the beneficiary a checkbook and the beneficiary will have access to the account simply by writing a check for all or any part of the amount of the death benefit. The Midland Access Account is part of Our General Account. It is not a bank account and it is not insured by the FDIC or any government agency. As part of Our General Account, it is subject to the claims of Our creditors. We receive a benefit from all amounts left in the Midland Access Account.

Maturity Benefit

If the insured person is still living on the maturity date,    weWe will
pay the beneficiary the Nnet Ccash vV    alue.  The
   contractpolicy     will then end.  The maturity date is the
   contractpolicy     anniversary after the insured person's 100th
birthday.  In certain circumstances,    youYou     may extend the
maturity date (doing so may have tax consequences). See
"Maturity Date" on page    36913030    .

Changes In  Advanced VUL

 Advanced VUL gives    youYou     the flexibility to choose from a
variety of strategies that enable    youYou     to increase or
decrease    yourYour     insurance protection.
A reduction in face amount lessens the emphasis on a
   contractpolicy    's insurance coverage by reducing both the death
benefit
and the amount of pure insurance provided.  The amount of pure insurance
is the difference between the    cash valuepolicy fund
and the death benefit.  This is the amount of risk    weWe     take.  A
reduced amount at risk results in lower cost of insurance
deductions from    yourYour cash valuepolicy fund    .
A partial withdrawal reduces the    cash valuepolicy fund     and may
reduce the death benefit, while providing    youYou
with a cash payment, but generally does not reduce the amount at risk. Choosing not to make premium payments may have the effect of
reducing the    cash valuepolicy fund    .  Under death benefit option
1, reducing the    cash valuepolicy fund     increases the
amount at risk (thereby increasing the cost of insurance deductions) while leaving the death benefit unchanged; under death benefit option 2, it decreases the death benefit while leaving the amount at risk unchanged.

Increases in the face amount have the exact opposite effect of decreases.
Changing The Face Amount of Insurance
You may change the face amount of    yourYour contractpolicy     by
sending a written request to our    Eexecutive oO    ffice.
You can only change the face amount twice each    contractpolicy
    year. All changes are subject to our approval and to the following conditions.

For increases:
	Increases in the face amount must be at least $25,000.
	To increase the face amount,    youYou     must provide
satisfactory evidence of insurability.  If the insured person has become
a
more expensive risk, then    weWe     charge higher cost of insurance
fees for the additional amounts of insurance
(   weWe     may change this procedure in the future).
	Monthly cost of insurance deductions from    yourYour cash
valuepolicy fund     will increase.  There will also be a surrender
charge increase.  These begin on the date the face amount increase takes effect.
	The right to examine this    contractpolicy     does not apply to
face amount increases.  (It only applies when    youYou
first buy the    contractpolicy    .)
	   There will be an increase in the no lapse guarantee premium requirements.
For decreases:
	You cannot reduce the face amount below the minimum    weWe
    require to issue this    contractpolicy     at the time of the
reduction.
	Monthly cost of insurance deductions from    yourYour cash
valuepolicy fund     will decrease.
	The federal tax law may limit a decrease in the face amount.
   If that limit applies, then your new death benefit will be your policy
fund multiplied by the corridor percentage the federal tax law specifies for the insured's age at the time of the change.
	If    youYou     request a face amount decrease after    youYou
    have already increased the face amount at substandard (i.e., higher) cost of insurance charges, and the original face amount was at
standard cost of insurance charges, then    weWe     will
first decrease the face amount that is at substandard higher cost of insurance charges. We may change this procedure.
   Changing the face amount may have tax consequences. You should consult a tax advisor before making any change.
Changing Your Death Benefit Option
You may change    yourYour     death benefit option by sending a written
request to our    executive officeExecutive Office    .
We require satisfactory evidence of insurability to make this change.
If    youYou     change from option 1 to option 2, the face amount
decreases by    yourYour cash valuepolicy fund     on the
date of the change. This keeps the death benefit and amount at risk the same as before the change. We may not allow a change in death benefit option if it would reduce the face amount below the minimum
   weWe     require to issue this    contractpolicy     at the
time of the reduction.
If    youYou     change from option 2 to option 1, then the face amount
increases by the amount of    yourYour cash valuepolicy
fund     on the date of the change. These increases and decreases in face amount are made so that the amount of the death benefit remains the same on the date of the change. When the death benefit remains the same, there is no change in the net amount at risk. This is the amount on which the cost of insurance charges are based.
   Changing the face amount may have tax consequences. You should consult a tax advisor before making any change.

When    ContractPolicy     Changes Go Into Effect
Any changes in the face amount or the death benefit option will go into
effect on the monthly anniversary after the date    weWe
approved yourYour request. After yourYour request is approved, youYou will receive a written notice showing each change. You should attach this notice to yourYour contractpolicy. We may also ask youYou to return yourYour contractpolicy to usUs at our executive officeExecutive Office so that weWe can make a change. We will notify youYou if weWe do not approve a change youYou request. For example, weWe might not approve a change that would disqualify yourYour contractpolicy as life insurance for income tax purposes.
ContractPolicy changes may have negative tax consequences. See "TAX
EFFECTS" on page 39993333    .
Flexible Premium Payments
You may choose the amount and frequency of premium payments, within the limits described below.
Even though    yourYour premiums are flexible, yourYour
contractpolicy     information page will show a "planned" periodic
premium.  You determine the planned premium when    youYou     apply and
can change it at any time.  You will specify the
frequency to be on a quarterly, semi-annual or annual basis. Planned periodic premiums may be monthly if paid by pre-authorized check. Premiums may be bi-weekly if paid by Civil Service Allotment. The
planned premiums may not be enough to keep    yourYour
contractpolicy     in force.
The insurance goes into effect when    weWe receive yourYour initial
minimum premium minimum premium no lapse
guaranteepayment (and approve yourYour application). We determine the initial minimum premium no lapse guaranteeminimum
premium     based on:
1)	the age, sex, and premium class of the insured person,
2)	the initial face amount of the    contractpolicy    , and
3)	any additional benefits selected.
All premium payments should be payable to "Midland". After
   yourYour     first premium payment, all additional premiums
should be sent directly to our    eExecutive oO    ffice.
 We will send    youYou premium reminders based on yourYour     planned
premium schedule.  You may make the planned
payment, skip the planned payment, or change the frequency or the amount
of the payment. Generally,    youYou     may pay
premiums at any time. Amounts must be at least $50, unless made by a pre-authorized check. Under current Company practice, amounts made by a pre-authorized check can be as low as $30.
Payment of the planned premiums does not guarantee that    yourYour
contractpolicy     will stay in force.  Additional premium
payments may be necessary. The planned premiums increase when the face amount of insurance increases. This includes increases resulting from the Automatic Benefit Increase provision. (See "Automatic
Benefit Increase Provision" on page    20451615     for
details on how and when the increases are applied.)
If    youYou send usUs a premium payment that would cause yourYour contractpolicy to cease to qualify as life insurance under Ffederal tax law, weWe will notify youYou and return that portion of the premium that would cause the disqualification.

Premium Provisions During The Minimum Premium No Lapse Guarantee Period. During the Minimum Premium No Lapse

GuaranteePeriodno lapse guarantee period, youYou can keep yourYour contractpolicy in force by meeting a minimum premium no lapse guarantee premium requirement. In most states, the Minimum Premium No Lapse GuaranteePeriodno lapse guarantee period lasts until the later of the 5th contractpolicy anniversary or the insured's 70th birthday. A monthly minimum premium no lapse guarantee premium is shown on yourYour schedule of contractpolicy specifications pagebenefits. (This is not the same as the planned premiums.) The minimum premium no lapse guarantee premium requirement will be satisfied if the sum of premiums youYou have paid, less yourYour loans or withdrawals, is more than the sum of the monthly minimum premiums no lapse guarantee premiums required to that date. The minimum premium no lapse guarantee premium increases when the face amount increases.

During the Minimum Premium No Lapse GuaranteePeriodno lapse guarantee period, yourYour contractpolicy will enter a grace period and lapse if:

the net cash surrender value cannot cover the monthly deductions from yourYour cash valuepolicy fund; and

the premiums youYou have paid, less yourYour loans or withdrawals, are less than the total monthly minimum monthly no lapse guarantee premiums required to that date.

This contractpolicy lapse can occur even if youYou pay all of the planned premiums.

Remember that the net cash surrender value is your policy fund minus any Surrender charge, outstanding loan and loan interest.

Premium Provisions After The Minimum Premium No Lapse Guarantee Period. After the Minimum Premium No Lapse
GuaranteePeriodno lapse guarantee period, yourYour contractpolicy will enter a grace period and lapse if the net cash surrender value cannot cover the monthly deductions from yourYour cash valuepolicy fund. Paying yourYour planned premiums may not be sufficient to maintain yourYour contractpolicy because of investment performance, charges and deductions, contractpolicy changes or other factors. Therefore, additional premiums may be necessary to keep yourYour contractpolicy in force.

Allocation of Premiums

Each net premium will be allocated to the investment divisions or to our
General Account on the later of the day    weWe     receive
it or on the record date. The net premium is the premium minus a premium charge and any expense charges. Each premium is put into
   yourYour cash valuepolicy fund     according to    yourYour
instructions.  Your    contractpolicy     application may
provide directions to allocate net premiums to our General Account or
the investment divisions.  You may not allocate    yourYour
cash valuepolicy fund     to more than 10 investment divisions at any
one point in time.  Your allocation instructions will apply to
   yourYour premiums unless youYou write to our executive
officeExecutive Office     with new instructions.  Allocation
percentages may be any whole number from 0 to 100. The sum of the allocation percentages must equal 100. Of course,
   youYou     may choose not to allocate a premium to any particular
investment division. See "THE GENERAL ACCOUNT" on
page    30762525.  Any premium received before the record date will be held and earn interest in the General Account until the day after the record date. When this period ends yourYour instructions will dictate how weWe allocate it.

Additional Benefits

You may include additional benefits in    yourYour contractpolicy    .
Certain benefits result in an additional monthly deduction
from    yourYour cash valuepolicy fund    .  You may cancel these
benefits at any time.     However, canceling these benefits may
have adverse tax consequences.  You should consult a tax advisor before
doing so.      The following briefly summarizes the additional
benefits that are currently available:
(1)  Disability Waiver Benefit:  With this benefit,    weWe waive
monthly charges from the cash valuepolicy fund     if the insured
person becomes totally disabled on or after his/her 15th birthday and the disability continues for at least 6 months. If a disability starts
before the    contractpolicy     anniversary following the insured
person's 60th birthday, then    weWe     will waive monthly
deductions for as long as the disability continues.
(2)  Monthly Disability Benefit:  With this benefit,    weWe pay a set
amount into yourYour cash valuepolicy fund each month (the
amount is on yourYour schedule of contractpolicy     benefits).  The
benefit is payable when the insured person becomes totally
disabled on or after their 15th birthday and the disability continues for at least 6 months. The disability must start before the
   contractpolicy     anniversary following the insured person's 60th
birthday. The benefit will continue until the insured person
reaches age 65. If the amount of benefit paid into the    cash
valuepolicy fund     is more than the amount permitted under the income
tax code, the monthly benefit will be paid to the insured person.
(3) Accidental Death Benefit: We will pay an additional benefit if the insured person dies from a physical injury that results from an accident, provided the insured person dies before the
   contractpolicy     anniversary that is within a half year of his or
her 70th
birthday.
(4) Children's Insurance Rider: This benefit provides term life insurance on the lives of the insured person's children. This includes natural children, stepchildren and legally adopted children, between the ages of 15 days and 21 years. They are covered until the insured person reaches age 65 or the child reaches age 25.
(5) Family Insurance Rider: This benefit provides term life insurance on the insured person's children as does the Children's
Insurance. It also provides decreasing term life insurance on the insured's spouse.
(6) Additional Insured Rider: You may provide term insurance for another person, such as the insured person's spouse, under
   yourYour contractpolicy    . A separate charge will be deducted for
each additional insured.
(7) Guaranteed Insurability Rider: This benefit provides for additional amounts of insurance without further evidence of insurability.
(8) Living Needs Rider: This benefit provides an accelerated death benefit as payment of an "Advanced Sum," in the event the insured person is expected to die within 12 months.
You can choose the amount of the death benefit amount to accelerate at the time of the claim. The maximum advanced sum is 50% of the eligible death benefit (which is the death benefit of the
   contractpolicy     plus the sum of any additional death benefits on
the life
of the insured person provided by any eligible riders). Currently,
   weWe     have a maximum of $250,000 and a minimum of
$5,000.
There is no charge for this benefit prior to the time of a payment. The amount of the advanced sum is reduced by expected future interest and may be reduced by a charge for administrative expenses.
On the day    weWe     pay the accelerated benefit,    weWe     will
reduce the following in proportion to the reduction in the
eligible death benefit:
a.	the death benefit of the    contractpolicy     and of each
eligible rider
b.	the face amount
c.	any    cash valuepolicy funds
d.	any outstanding loan
When    weWe reduce the cash valuepolicy fund, weWe allocate the
reduction based on the proportion that yourYour unloaned
amounts in the General Account and yourYour     amounts in the
investment divisions bear to the total unloaned portion of
   yourYour cash valuepolicy fund    .
Pursuant to the Health Insurance Portability and Accountability Act of
1996,    weWe     believe that for federal income tax
purposes an advanced sum payment made under the living needs rider should be fully excludable from the gross income of the beneficiary, as long as the beneficiary is the insured person under the
   contractpolicy    . However,    youYou     should
consult a qualified tax advisor about the consequences of adding this
rider to a    contractpolicy     or requesting an advanced
sum payment under this rider.

Extended Maturity Option

This option allows the maturity date to be extended indefinitely, or as long as allowed by the IRS. If the insured is alive on the maturity
date and this    contractpolicy     is still in force and not in the
grace period, this option may be elected.  In order to elect this option,
all of the    Cash Value policy fund     must be transferred to either
the General Account or the Money Market Investment Division
and the death benefit option must be elected as Option 1.  Once
yourYour contractpolicy     is extended beyond the    Mmaturity
Dd    ate, there will be no further monthly deductions and    weWe
will only allow transfers to the General Account or the
Money Market Investment Division.  Furthermore,    weWe     will not
allow any of the following to occur:
  Increase in the Specified Amount of Insurance
  Changes in the Death Benefit Options
  Premium Payments

The Extended Maturity Option may have tax consequences.  Consult
   yourYour     tax advisor before taking this election.

Automatic Benefit Increase Provision

The Automatic Benefit Increase (ABI) provision is a
   contractpolicy     rider that allows for face amount increases to
keep pace
with inflation. All standard issues of regularly underwritten policies issued after May 1, 1998, include the ABI provision, except where the issue age of the primary insured is older than 55. In addition, the ABI provision is not included where the billing mode is military government allotment, civil service allotment or list bill.
The ABI can automatically increase    yourYour     face amount every two
years, based on increases in the Consumer Price Index.
The increases will occur on the 2nd    contractpolicy     anniversary
and every two years thereafter, unless    youYou     reject
an increase.  The increases continue until the rider terminates.  We
send    youYou     a notice about the increase amounts at least 30
days before the increase date.  You have the right to reject any increase by sending written notice before it takes effect.  If
   youYou     reject an increase, then the ABI provision terminates.
(See    yourYour     ABI rider for details.)
We calculate each face amount increase under the ABI provision as follows:
(a)	The eligible face amount, multiplied by
(b)	The Consumer Price Index 5 months before the increase date,
divided by
(a)	The Consumer Price Index 29 months before the increase date, minus
(b)	The eligible face amount from part (a).
The eligible face amount is the sum of the portions of the face amount of insurance that are in a standard class.
The maximum increase is the lesser of $50,000 or 20% of the eligible face amount.  The ABI provision automatically terminates once the total of the increases is more than twice the initial face amount. The Consumer Price Index is the U.S. Consumer Price Index for all
urban consumers as published by the U.S. Department of Labor. (See
yourYour contractpolicy     form for more details on this
index.)
The ABI provision does not require separate monthly charges, but it does
affect the amount of    yourYour     monthly cost of
insurance charge by increasing    yourYour     face amount. (See
"   Deductions From Your Deductions From Your
Deductions From Your Deductions From Your Cash Value" on page
32792626    .)
ABI increases also increase the planned and minimum premiums. (See Your
ABI Rider and Your Base    ContractPolicy
ContractPolicy     Form for exact details.)
The Automatic Benefit Increase Provision may have tax consequences.
Consult    yourYour     tax advisor for questions.

SEPARATE ACCOUNT INVESTMENT CHOICES

Our Separate Account And Its Investment Divisions

The "Separate Account" is our Separate Account A, established under the
insurance laws of the State of    South Dakota.  Iowa.
    It is a unit investment trust registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of
1940 but this registration does not involve any SEC supervision of its management or investment policies. The Separate Account meets the definition of a "Separate Account" under the federal securities laws. The Separate Account has a number of investment divisions, each of which invests in the shares of a corresponding
portfolio of the    Fundfunds. You may allocate part or all of
yourYour net premiums in up to ten of the thirty investment divisions of our Separate Account at any one time.

The Funds

Each of the 30 portfolios available under the    contractpolicy     is a
"series" of one of the following investment companies:
1.	Fidelity's Variable Insurance Products Fund Initial Class,
2.	Fidelity's Variable Insurance Products Fund II Initial Class,
3.	Fidelity's Variable Insurance Products Fund III Initial Class,
4.	American Century Variable Portfolios, Inc.,
5.	MFS Variable Insurance Trusts, and
6.	Lord Abbett Series Fund, Inc.
7.	Alger American Fund
The Funds' shares are bought and sold by our Separate Account at net asset value. More detailed information about the Funds and their investment objectives, policies, risks, expenses and other aspects of their operations, appear in their prospectuses, which accompany this prospectus.
Midland may from time to time receive revenue from the Funds and/or from their managers. The amounts of the revenue, if any, may
   be substantial and may     vary between funds and portfolios and may
be based on the amount of Midland's investments in the Funds.
Investment Policies Of The Portfolios
Each portfolio tries to achieve a specified investment objective by following certain investment policies. A portfolio's objectives and policies affect its returns and risks. Each investment division's performance depends on the experience of the corresponding portfolio. The objectives of the portfolios are as follows:
Portfolio
Objective
VIP Money Market
Portfolio
Seeks as high a level of
current income as is
consistent with preservation
of capital and liquidity by
investing in U.S. dollar-
denominated money market
securities.

VIP High Income
Portfolio
Seeks a high level of current
income by investing
primarily in income-
producing debt securities
while also considering
growth of capital.
   ContractPolicy
owners should understand
that the fund's unit price
may be volatile due to the
nature of the high yield
bond marketplace.

VIP Equity-Income
Portfolio
Seeks reasonable income by
investing primarily in
income-producing equity
securities. In choosing these
securities, the investment
manager will consider the
potential for capital
appreciation. The Portfolio's
goal is to achieve a yield
which exceeds the
composite yield on the
securities comprising the
Standard & Poor's
Composite Index of 500
Stocks.


VIP Growth Portfolio






Seeks capital appreciation
by investing in common
stocks. The adviser invests
the fund's assets in
companies the adviser
believes have above-average
growth potential.
VIP Mid Cap Portfolio
Seeks long term growth of
capital.

VIP Overseas Portfolio
Seeks long-term growth of
capital, primarily through
investments in foreign
securities.

VIP II Asset Manager
Portfolio
Seeks high total return with
reduced risk over the long
term by allocating its assets
among domestic and foreign
stocks, bonds and short-term
instruments.

VIP II Investment
Grade Bond Portfolio
Seeks as high a level of
current income as is
consistent with the
preservation of capital by
investing in U.S. dollar-
denominated investment-
grade bonds.

VIP II Contrafund
    Portfolio
Seeks to achieve capital
appreciation over the long
term by investing in
common stocks and
securities of companies
whose value the manager
believes is not fully
recognized by the public.

VIP II
Asset Manager: Growth
Portfolio
Seeks to maximize total
return by allocating its
assets among stocks, bonds,
short-term instruments, and
other investments.

VIP II Index 500
Portfolio
Seeks to provide investment
results that correspond to the
total return of common
stocks publicly traded in the
United States by duplicating
the composition and total
return of the Standard &
Poor's Composite Index of
500 Stocks.

VIP III Growth &
Income Portfolio
Seeks high total return,
combining current income
and capital appreciation.
Invests mainly in stocks that
pay current dividends and
show potential for capital
appreciation.

VIP III Balanced
Portfolio
Seeks both income and
growth of capital. When the
investment manager's
outlook is neutral, it will
invest approximately 60%
of the fund's assets in equity
securities and will always
invest at least 25% of the
fund's assets in fixed-
income senior securities.

VIP III Growth
Opportunities Portfolio
Seeks capital growth by
investing primarily in
common stocks. Although
the fund invests primarily in
common stocks, it has the
ability to purchase other
securities, including bonds,
which may be lower-quality
debt securities.
American Century
VP Capital
Appreciation Portfolio
Seeks capital growth by
investing primarily in
common stocks that
management considers to
have better-than-average
prospects for appreciation.

American Century
VP Value Portfolio
Seeks long-term capital
growth with income as a
secondary objective. Invests
primarily in equity securities
of well-established
companies that management
believes to be under-valued.

American Century
VP Balanced Portfolio
Seeks capital growth and
current income. Invests
approximately 60 percent of
its assets in common stocks
that management considers
to have better than average
potential for appreciation
and the rest in fixed income
securities.

American Century
VP International
Portfolio
Seeks capital growth by
investing primarily in
securities of foreign
companies that management
believes to have potential
for appreciation.

American Century
VP Income & Growth
Portfolio
Seeks dividend growth,
current income and capital
appreciation.  The Portfolio
will seek to achieve its
investment objective by
investing in common stocks.
MFS VIT
Emerging Growth
Series
Seeks to provide long-term
growth of capital.
MFS VIT Research
Series
Seeks to provide long-term
growth of capital and future
income.
MFS VIT    Growth
Investors Trust
with Income
Series
Seeks to provide reasonable
current income and long-
term growth of capital and
income.
MFS VIT New
Discovery Series

Seeks capital appreciation.
Lord Abbett VC
Growth and Income
Portfolio
Seeks long-term growth of
capital and income without
excessive fluctuation in
market value
Lord Abbett VC Mid-
Cap Value Portfolio
Seeks capital appreciation
through investments,
primarily in equity securities
which are believed to be
undervalued in the
marketplace.

Lord Abbett VC
International Portfolio
Seeks long-term capital
appreciation. Invests
primarily in equity securities
of non-U.S. issuers.
Alger American Small
Capitalization Portfolio
Seeks long- term capital
appreciation by focusing on
small, fast growing
companies that offer
innovative products,
services or technologies to a
rapidly expanding
marketplace.
Alger American
MidCap Growth
Portfolio
Seeks long- term capital
appreciation by focusing on
midsize companies with
promising growth potential.
Alger American
Growth Portfolio
Seeks long- term capital
appreciation by focusing on
growing companies that
generally have broad
product lines, markets,
financial resources and
depth of management.
Alger American
Leveraged AllCap
Portfolio
Seeks long- term capital
appreciation by investing,
under normal circumstances,
in the equity securities of
companies of any size which
demonstrate promising
growth potential.

Fidelity Management & Research Company manages the VIP, VIP II and VIP III portfolios. American Century Investment
Management, Inc. manages the American Century VP Portfolios. MFS Services Company manages the MFS Variable Insurance Trusts.
Lord Abbett & Co, manages the Lord Abbett Series Fund, Inc. Fred Alger Management, Inc. manages the Alger American Portfolios.
The Fund portfolios available under these    contractspolicies     are
not available for purchase directly by the general public, and are not the same as the mutual funds with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of the portfolios are very similar to the investment objectives and policies of other (publicly available) mutual fund portfolios that have very similar or nearly identical names and that are or may be managed by the same investment advisor or manager. Nevertheless, the investment performance and results of any of
the    Fundfund    s' portfolios that are available under the
contracts may be lower, or higher, than the investment results of such other (publicly available) portfolios. There can be no assurance, and no representation is made, that the investment results of any of the available portfolios will be comparable to the investment results of any other portfolio or mutual fund, even if the other portfolio or mutual fund has the same investment advisor or manager and the same investment objectives and policies and a very similar or nearly identical name.

USING YOUR    POLICY FUND CASH VALUE

The Policy FundCash Value

Your    cash valuepolicy fund     is the sum of    yourYour     amounts
in the various investment divisions and in the General
Account (including any amount in our General Account securing a
   contractpolicy     loan).  Your    cash valuepolicy fund
reflects various charges. See "DEDUCTIONS AND CHARGES" on page
   31772525    . Monthly deductions are made on the
   contractpolicy     date and on the first day of each
   contractpolicy     month.  Transaction and surrender charges are made
on
the effective date of the transaction. Charges against our Separate Account are reflected daily.
We guarantee amounts allocated to the General Account.  There is no
guaranteed minimum    cash valuepolicy fund     for amounts
allocated to the investment divisions of our Separate Account. You bear that investment risk. An investment division's performance will
cause    yourYour cash valuepolicy fund     to go up or down.
Amounts In Our Separate Account
Amounts allocated or transferred to the investment divisions are used to purchase accumulation units. Accumulation units of an
investment division are purchased when    youYou     allocate premiums,
repay loans or transfer amounts to that division.
Accumulation units are redeemed when    youYou     make withdrawals,
when    youYou     transfer amounts from an
investment division (including transfers for loans), when    weWe
make monthly deductions and charges, and when
   weWe     pay the death benefit.  The number of accumulation units
purchased or redeemed in an investment division is calculated by dividing the dollar amount of the transaction by the division's accumulation unit value at the end of that day. The value
   youYou     have in an investment division is the accumulation unit
value times the number of accumulation units credited to
   youYou    .  The number of accumulation units credited to
   youYou     will not vary because of changes in accumulation unit
values.
How We Determine The Accumulation Unit Value
We determine accumulation unit values for the investment divisions at the end of each business day. Accumulation unit values fluctuate with the investment performance of the corresponding portfolios of the
   Fundfund    s.  They reflect investment income, the
portfolio's realized and unrealized capital gains and losses, the
   Fundfund    s' expenses, and our deductions and charges.  The
accumulation unit value for each investment division is set at $10.00 on
the first day there are    contractpolicy     transactions in our
Separate Account associated with these contracts. After that, the accumulation unit value for any business day is equal to the accumulation unit value for the previous business day multiplied by the net investment factor for that division on that business day.
We determine the net investment factor for each investment division every business day as follows:
	We take the value of the shares belonging to the division in the
corresponding    Fundfund     portfolio at the close of business
that day (before giving effect to any    contractpolicy     transactions
for that day, such as premium payments or surrenders). We
use the share value reported to    usUs     by the    Fundfund    .
	We add any dividends or capital gains distributions paid by the portfolio on that day.
	We divide this amount by the value of the amounts in the investment division at the close of business on the preceding business day
(after giving effect to any    contractpolicy     transactions on that
day).
	We subtract a daily asset charge for each calendar day between business days (for example, a Monday calculation may include charges for Saturday and Sunday). The daily charge is .0024547%, which is an effective annual rate of 0.90%. We currently intend to reduce
this charge to 0.50% after the 20th    contractpolicy     year.  (This
reduction is not guaranteed.)  (See "Mortality and Expense
Risks" on page 25.)
	We may also subtract any daily charge for taxes or amounts set aside as tax reserves.
   Policy FundCash Value     Transactions
The transactions described below may have different effects on
yourYour cash valuepolicy fund    , death benefit, face amount or
cost of insurance changes.  You should consider the net effects before
making any    cash valuepolicy fund     transactions.  Certain
transactions have fees.  Remember that upon completion of these
transactions,    youYou     may not have    yourYour cash
valuepolicy fund     allocated to more than 10 investment divisions.
Transfers Of    Policy Fund Cash Value
You may transfer amounts among the investment divisions and between the General Account and any investment divisions. To make a
transfer of    cash valuepolicy fund    , write to our    executive
officeExecutive Office    .  Currently,    youYou     may
make an unlimited number of transfers of    cash valuepolicy fund     in
each    contractpolicy     year.  But    weWe
reserve the right to assess a $25 charge for each transfer after the
12th transfer in a    contractpolicy year.  If weWe charge
youYou     for making a transfer, then    weWe     will allocate the
charge as described under "Deductions and Charges
   How Policy Fund Charges Are AllocatedHow Policy Fund Charges
Are AllocatedHow Policy Fund Charges Are
AllocatedHow Cash Value Charges Are Allocated" on page 33832827    .

Although a single transfer request may include multiple
transfers, it will be considered a single transfer for fee purposes.
   Transfer requests received before 3:00 p.m. Central Time will take affect on the same day if that day is a business day. Otherwise, the transfer request will take affect on the business day following the day weWe receive yourYour request. Transfers are effected at unit values determined at the close of business on the day the transfer takes effect. The minimum transfer amount is $200. The minimum amount does not have to come from or be transferred to just one investment division. The only requirement is that the total amount transferred that day equals the transfer minimum.
The total amount that can be transferred from the General Account to the
Separate Account, in any    contractpolicy     year, cannot
exceed the larger of:
1.	25% of the unloaned amount in the General Account at the beginning
of the    contractpolicy     year, or
2.	$25,000.  (We reserve the right to decrease this to $1,000.)
These limits do not apply to transfers made in a Dollar Cost Averaging program that occurs over a time period of 12 or more months.
   Transfer requests received before 3:00 p.m. Central Time will take affect on the same day if that day is a business day. Otherwise, the transfer request will take affect on the business day following the day We receive Your request. Transfers are effected at unit values determined at the close of business on the day the transfer takes effect. The minimum transfer amount is $200. The minimum amount does not have to come from or be transferred to just one investment division. The only requirement is that the total amount transferred that day equals the transfer minimum.

Dollar Cost Averaging
The Dollar Cost Averaging (DCA) program enables    youYou     to make
monthly transfers of a predetermined dollar amount from
the DCA source account (any investment division or the General Account) into one or more of the investment divisions. By allocating monthly, as opposed to allocating the total amount at one time,
   youYou     may reduce the impact of market fluctuations.  This
plan of investing does not insure a profit or protect against a loss in declining markets. The minimum monthly amount to be transferred using DCA is $200.
You can elect the DCA program at any time. You must complete the proper request form, and there must be a sufficient amount in the
DCA source account.  The minimum amount required in the DCA source account for DCA to begin is the sum of $2,400 and the
minimum premium.  You can get a sufficient amount by paying a premium with the DCA request form, allocating premiums, or
transferring amounts to the DCA source account.  The DCA election will specify:
a.	The DCA source account from which DCA transfers will be made,
b.	That any money received with the form is to be placed into the DCA source account,
c.	The total monthly amount to be transferred to the other investment divisions, and
d.	How that monthly amount is to be allocated among the investment divisions.
The DCA request form must be received with any premium payments
   youYou     intend to apply to DCA.
Once DCA is elected, additional premiums can be deposited into the DCA source account by sending them in with a DCA request form.
All amounts in the DCA source account will be available for transfer under the DCA program.
Any premium payments received while the DCA program is in effect will be allocated using the allocation percentages from the DCA
request form, unless    youYou     specify otherwise.  You may change
the DCA allocation percentages or DCA transfer amounts
twice during a    contractpolicy     year.
If it is requested when the    contractpolicy     is issued, then DCA
will start at the beginning of the 2nd    contractpolicy
month.  If it is requested after issue, then DCA will start at the
beginning of the 1st    contractpolicy     month which occurs at least
30 days after the request is received.

DCA will last until the value in the DCA source account    falls below
the allowable limit is exhausted or until weWe receive
yourYour     written termination request.  DCA automatically terminates on the maturity date.

   Midland does We do     not charge any specific fees for
   youYou     to participate in a DCA program.  However,
transfers made through a DCA program which only extends for fewer than 12 months will be included in counting the number
of transfers of    cash valuepolicy fund.  While weWe
currently allow an unlimited number of free transfers,
   weWe     do reserve the right to charge for each
transfer after the 12th one in any    contractpolicy
year. We reserve the right to end the DCA program by sending
   youYou     one month's notice.

Portfolio Rebalancing

The Portfolio Rebalancing Option allows    contractpolicy    owners, who
are not participating in a Dollar Cost Averaging program,
to have the Company automatically reset the percentage of    cash
valuepolicy fund     allocated to each investment division to a pre-
set level.  For example,    youYou     may wish to specify that 30% of
   yourYour cash valuepolicy fund     be allocated to the
VIP Growth Investment Division, 40% in the VIP High Income Investment Division and 30% in VIP II Overseas Investment Division.
Over time, the variations in the investment division's investment
results will shift the percentage allocations of    yourYour cash
valuepolicy fund.  If youYou     elect this option, then at each
   contractpolicy     anniversary, We will transfer amounts needed to
"re-balance" the    cash valuepolicy fund     to the specified
percentages selected by    youYou    .  Rebalancing is not available
to amounts in the General Account. Rebalancing may result in transferring amounts from an investment division earning a relatively high return to one earning a relatively low return.
Even with a Portfolio Rebalancing Option,    youYou can only allocate
yourYour total cash valuepolicy fund     in up to at most 10
investment divisions.  We reserve the right to end the Portfolio
Rebalancing Option by sending    youYou one month's notice.  Contact
usUs at our Executive OfficeExecutive Office     to elect the Portfolio
Rebalancing Option.

   Midland does We do     not charge any specific fees for
   youYou     to participate in a portfolio rebalancing program.
However, transfers made through a portfolio rebalancing program which only extends for fewer than 12 months will be included in
counting the number of transfers of    cash valuepolicy
fund    .  While    weWe     currently allow an unlimited
number of free transfers,    weWe     do reserve the right to
charge for each transfer after the
12th one in any    contractpolicy     year.

   Contract Loans

Whenever your contract has a net cash surrender value, you may borrow up to 92% of the cash surrender value using only your contract as security for the loan. If you request an additional loan, then the outstanding loan and loan interest will be added to the additional loan amount and the original loan will be canceled. Thus, you will only have one outstanding loan.

A loan taken from, or secured by, a contract may have income tax consequences. See "TAX EFFECTS" on 993333.

You may request a loan by contacting our executive officeExecutive Office. You should tell us how much of the loan you want taken from your unloaned amount in the General Account or from the Separate Account investment divisions. If you do not tell us how to allocate your loan, the loan will be allocated according to your deduction allocation percentages as described under "How Policy Fund Charges Are AllocatedHow Cash Value Charges Are Allocated" on page 832827. If the loan cannot be allocated this way, then we will allocate it in proportion to the unloaned amounts of your cash valuepolicy fund in the General Account and each investment division. The amount of the loan allocated to the investment division will be transferred to the General Account by redeeming units from each investment division.

Interest Credited on Contract Loans: The portion of the General Account that is equal to the contract loan will be credited an annual interest rate of 3.5%.

Contract Loan Interest Charged: After the 10th contract year, we will
offer preferred loans.    Preferred loans are guaranteed to be
available for the portion of the loan that is from earnings (the earnings are equal to the dash value less premiums paid). The annual interest rate charged on preferred loans is guaranteed to be 3.5% (which is the same rate we guarantee to credit on preferred loans).
Currently the annual interest rate we charge on non-preferred loans is 5.5%. We guarantee that the rate charged on non-preferred loans will not exceed 8%.

Interest is due on each contract anniversary. If you do not pay the interest when it is due, then it will be added to your outstanding loan and allocated based on the deduction allocation percentages for your cash valuepolicy fund. This means we make an additional loan to pay the interest and will transfer amounts from the General Account or the investment divisions to make the loan. If we cannot allocate the interest based on these percentages, then we will allocate it as described above for allocating your loan.

Repaying The Loan. You may repay all or part of a contract loan while your contract is in force. While you have a contract loan, we assume that any money you send us is meant to repay the loan. If you wish to have any of these payments serve as premium payments, then you must tell us in writing.

You may choose how you want us to allocate your repayments. If you do not give us instructions, we will allocate your repayments based on your premium allocation percentages.

The Effects Of A Contract Loan On Your Cash Value. A loan against your contract will have a permanent effect on your cash valuepolicy fund and benefits, even if the loan is repaid. When you borrow on your contract, we transfer your loan amount into our General Account where it earns a declared rate of interest. You cannot invest that loan amount in any Separate Account investment divisions. You may earn more or less on the loan amount, depending on the performance of the investment divisions and whether that performance is better or worse than the 3.5% annual interest we credit on the portion of the General Account securing the loan.

Your Contract May Lapse. Your loan may affect the amount of time that your contract remains in force. For example, your contract may lapse because the loaned amount cannot be used to cover the monthly deductions that are taken from your cash valuepolicy fund. If these deductions are more than the net cash surrender value of your contract, then the contract's lapse provisions may apply. Since the contract permits loans up to 92% of the cash surrender value, loan repayments or additional premium payments may be required to keep the contract in force, especially if you borrow the maximum.

Policy Loans

You may borrow up to 92% of the net cash surrender value using only Your policy as security for the loan. If You request an additional loan, then the outstanding loan and loan interest will be added to the additional loan amount and the original loan will be canceled. Thus, You will only have one outstanding loan.

A loan taken from, or secured by, a policy may have federal income tax consequences. See "TAX EFFECTS" on page 39.

You may request a loan by contacting Our Executive Office. You should tell Us how much of the loan You want taken from Your unloaned amount in the General Account or from the Separate Account investment divisions. If You do not tell Us how to allocate Your loan, the loan will be allocated according to Your deduction allocation percentages as described under "How Policy Fund
Charges Are Allocated" on page 33. If the loan cannot be allocated this way, then We will allocate it in proportion to the unloaned amounts of Your policy fund in the General Account and each investment division. We will redeem units from each investment division equal in value to the amount of the loan allocated to that investment division (and transfer these amounts to the General Account).

Interest Credited on Policy Loans: The portion of the General Account that is equal to the policy loan will be credited at a rate of 3.5%. Contract Loan Interest Charged: After the 10th policy year, We will offer preferred loans. Preferred loans are guaranteed to be available for the portion of the loan that is from earnings (the earnings are equal to the policy fund less the premiums paid). The annual interest rate charged on preferred loans is guaranteed to be 3.5% (which is the same rate We guarantee to credit on preferred loans).

Currently, the annual interest rate We charge on non-preferred loans is 5.5%. We guarantee that the rate charged on non-preferred loans will not exceed 8% per year.

Interest is due on each policy anniversary. If You do not pay the interest when it is due, then it will be added to Your outstanding loan and allocated based on the deduction allocation percentages for Your policy fund. This means We make an additional loan to pay the interest and will transfer amounts from the General Account or the investment divisions to make the loan. If We cannot allocate the interest based on these percentages, then We will allocate it as described above.

Repaying The Loan. You may repay all or part of a policy loan while Your policy is in force. While You have a policy loan, We assume that any money You send Us is meant to repay the loan. If You wish to have any of these payments serve as premium payments, then
You must tell Us in writing.

You may choose how You want Us to allocate Your repayments. If You do not give Us instructions, We will allocate Your repayments based on Your premium allocation percentages.

The Effects Of A Policy Loan On Your Policy Fund. A loan against Your policy will have a permanent effect on Your policy fund and benefits, even if the loan is repaid. When You borrow on Your policy, We transfer Your loan amount into Our General Account where it earns a declared rate of interest. You cannot invest that loan amount in any Separate Account investment divisions. You may earn more or less on the loan amount, depending on the performance of the investment divisions and whether they are better or worse than the 3.5% annual interest We credit on the portion of the General Account securing the loan.

Your Policy May Lapse. Your loan may affect the amount of time that Your policy remains in force. For example, Your policy may lapse because the loaned amount cannot be used to cover the monthly deductions that are taken from Your policy fund. If these deductions are more than the net cash surrender value of Your policy, then the policy's lapse provisions may apply. Since the policy permits loans up to 92% of the cash surrender value, loan repayments or additional premium payments may be required to keep the policy in force, especially if You borrow the maximum.

Withdrawing Money From Your     Cash ValuePolicy Fund
You may request a partial withdrawal of    yourYour     net cash
surrender value by writing to our    executive officeExecutive
Office    .  There is no surrender charge on partial withdrawals.
Partial withdrawals are subject to certain conditions.  They must:
	be at least $200,
	total no more than 50% of the net cash surrender value in any
   contractpolicy     year,
	allow the death benefit to remain above the minimum for which
   weWe     would issue the    contractpolicy     at that time,
and
	allow the    contractpolicy     to still qualify as life insurance
under applicable tax law.
You may specify how much of the withdrawal    youYou     want taken from
each investment division.  If    youYou do not tell
usUs, then weWe     will make the withdrawal as described in "Deductions
and Charges     How Policy Fund Charges
Are AllocatedHow Policy Fund Charges Are AllocatedHow Policy Fund
Charges Are AllocatedHow Cash Value Charges Are
Allocated" on page 33832827.

Transfer Rrequests received before 3:00 p.m. Central Time will take aeffect on the same day if that day is a business day. Otherwise, the transfer request will take aeffect on the business day following the day We receive Your request. Transfers Withdrawals are effected at unit values determined at the close of business on the day the transfer withdrawal takes effect. The minimum transfer amount is $200.
The minimum amount does not have to come from or be transferred to just one investment division. The only requirement is that the total amount transferred that day equals the transfer minimum.

Withdrawal Charges.  When    youYou     make a partial withdrawal more
than once in a    contractpolicy     year, a charge of
$25 (or 2% of the amount withdrawn, whichever is less), will be deducted
from    yourYour cash valuepolicy fund    .  If
   youYou do not give usUs     instructions for deducting the charge,
then it will be deducted as described under "Deductions and
Charges     How Policy Fund Charges Are AllocatedHow Policy Fund
Charges Are AllocatedHow Policy Fund Charges Are
AllocatedHow Cash Value Charges Are Allocated" on page 33832827    .
In general,    weWe do not permit youYou     to make a withdrawal on
monies for which    yourYour     premium check has not
cleared    yourYour     bank.

The Effects Of A Partial Withdrawal.  A partial withdrawal reduces the
amount in    yourYour cash valuepolicy fund    , the cash
surrender value and generally the death benefit on a dollar-for-dollar basis. However if, the death benefit is based on the corridor percentage multiple, then the death benefit reduction could be greater.
If    youYou     have death benefit option 1, then
   weWe     will also reduce the face amount of    yourYour
contractpolicy     so that there will be no change in the net amount
at risk.  We will send    youYou     a new schedule of
   contractpolicy     benefits to reflect this change.  Both the
withdrawal
and any reductions will be effective as of the date    weWe     receive
   yourYour     request at our    executive
officeExecutive Office    .
A    contractpolicy     loan might be better than a partial withdrawal
if    youYou     need temporary cash.  A withdrawal may
have income tax consequences.  See "TAX EFFECTS" on page    39993333.

Surrendering Your ContractPolicy
You may surrender    yourYour contractpolicy     for its net cash
surrender value while the insured person is living.  You do this by
sending both a written request and the    contractpolicy to our
executive officeExecutive Office    .  The net cash surrender value
equals the cash surrender value minus any loan outstanding (including loan interest). During the surrender charge period (this period of
time is the earlier of 15    contractpolicy     years or attained age
95), the cash surrender value is the    cash valuepolicy fund
minus the surrender charge.  After the surrender charge period, the cash
surrender value equals the    cash valuepolicy fund    .  We
will compute the net cash surrender value as of the date    weWe receive
yourYour request and contractpolicy at our executive
officeExecutive Office.  All of yourYour     insurance coverage will end
on that date. A surrender may have income tax consequences.
See "TAX EFFECTS" on page    39993333    .
THE GENERAL ACCOUNT
You may allocate all or some of    yourYour cash valuepolicy fund     to
the General Account.  The General Account pays interest at
a declared rate. We guarantee the principal after deductions. The General Account supports our insurance and annuity obligations.
Because of applicable exemptive and exclusionary provisions, interests in the General Account have not been registered under the
Securities Act of 1933, and the General Account has not been registered as an investment company under the Investment
Company Act of 1940. Accordingly, neither the General Account nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. We have been advised that the staff of the SEC has not made a review of the disclosures
which are included in this prospectus for    yourYour     information
and which relate to the General Account.
You may accumulate amounts in the General Account by:
	allocating net premium and loan payments,
	transferring amounts from the investment divisions,
	securing any    contractpolicy     loans, or
	earning interest on amounts    youYou     already have in the
General Account.
This amount is reduced by transfers, withdrawals and allocated deductions.
We pay interest on all    yourYour     amounts in the General Account.
The annual interest rates will never be less than 3.5%.  We
may, at our sole discretion, credit interest in excess of 3.5%. You assume the risk that interest credited may not exceed 3.5%. We may pay different rates on unloaned and loaned amounts in the General Account. Interest compounds daily at an effective annual rate
that equals the annual rate    weWe declared    .
You may request a transfer between the General Account and one or more of the investment divisions, within limits. See "Transfers of
Cash Value".
The General Account may not be available in all states. Your state of issue will determine if the General Account is available on
   yourYour contractpolicy. Please check yourYour contractpolicy form to see if the General Account is available on yourYour
contractpolicy    .
DEDUCTIONS AND CHARGES
Deductions From Your Premiums
We deduct a premium charge, and in some cases a service charge from each premium. The rest of each premium (called the net
premium) is placed in    yourYour cash valuepolicy fund    .
Since this charge is a percentage of paid premiums, the amount of the charge will vary with the amount of premium.
Premium Charge.  We deduct a 6.5% premium charge from each premium
payment. Currently    weWe     plan to eliminate  this
charge after 15    contractpolicy     years but this is not
guaranteed.  This charge partially reimburses    usUs     for premium
taxes    weWe     incur and for the selling and distributing costs of
this    contractpolicy    .  These include commissions and the
costs of preparing sales literature and printing prospectuses.  (We also
deduct a surrender charge if    youYou surrender yourYour
contractpolicy for its net cash surrender value or let yourYour
contractpolicy     lapse during the surrender charge period. See
"   Surrender Charge Surrender ChargeSurrender ChargeSurrender
Charges" on page 33832827.)
Service Charge.  If youYou     have chosen the Civil Service Allotment
Mode, then    weWe     deduct $.46 (forty-six cents) from
each premium payment. The $.46 covers the extra expenses weWe incur in processing bi-weekly premium payments.

Charges Against The Separate Account

Fees and charges allocated to the investment divisions reduce the amount in yourYour cash valuepolicy fund.

Mortality and Expense Risks. We charge for assuming mortality and expense risks. We guarantee that monthly administrative and
insurance deductions from    yourYour cash valuepolicy fund will
never be greater than the maximum amounts shown in
yourYour contractpolicy. The mortality risk weWe assume is that insured people will live for shorter periods than weWe estimated.
When this happens, weWe have to pay a greater amount of death benefits than weWe expected. The expense risk weWe assume is that the cost of issuing and administering contracts will be greater than weWe expected. We charge for mortality and expense risks at an effective annual rate of 0.90% of the value of the assets in the Separate Account attributable to Variable Universal Life3Advanced
VUL.  We currently intend to reduce this charge to 0.50% after the 20th
contractpolicy     year (this reduction is not guaranteed).  The
investment divisions' accumulation unit values reflect this charge. See "Using Your Cash Value How We Determine The
Accumulation Unit Value" on page    25652120.  If the money weWe collect
from this charge is not needed, then weWe     profit.

We expect to make money from this charge. To the extent sales expenses are not covered by the premium load and surrender charge, our General Account funds, which may include amounts derived from this mortality and expense risk charge, will be used to cover sales expenses.

Tax Reserve. We reserve the right to charge for taxes or tax reserves, which may reduce the investment performance of the investment divisions.  Currently, no such charge is made.
Deductions From Your    Cash ValuePolicy Fund
At the beginning of each    contractpolicy     month (including the
   contractpolicy     date), the following three deductions are
taken from    yourYour cash valuepolicy fund    :
1.	Expense Charge:  This charge is $7.00 per month.  This charge
covers the continuing costs of maintaining    yourYour
contractpolicy, such as premium billing and collections, claim
processing, contractpolicy     transactions, record keeping,
communications with owners and other expense and overhead items.
2.	Charges for Additional Benefits:  Monthly deductions are made for the cost of any additional benefits.  We may change these
charges, but    yourYour contractpolicy     contains tables showing the
guaranteed maximum rates for all of these insurance
costs.
3.	Cost of Insurance Charge:  The cost of insurance charge is our current monthly cost of insurance rate times the amount at risk at the
beginning of the    contractpolicy     month. The amount at risk is the
difference between    yourYour death benefit and
yourYour cash valuepolicy fund    .  If the current death benefit for
the month is increased due to the requirements of Federal tax
law, then    yourYour     amount at risk for the month will also
increase.  For this purpose,    yourYour cash valuepolicy
fund     amount is determined before deduction of the cost of insurance charge, but after all of the other deductions due on that
date.  The amount of the cost of insurance charge will vary from month to month with changes in the amount at risk.
The cost of insurance rate is based on the sex, attained age, and rating class of the insured person at the time of the charge. We place the insured person that is a standard risk in the following rate classes: preferred non-smoker, non-smoker, and smoker. The insured person may also be placed in a rate class involving a higher mortality risk, known as a substandard class. We may change the cost of insurance rates, but they will never be more than the guaranteed maximum rates set
forth in    yourYour contractpolicy    .  The maximum
charges are based on the charges specified in the Commissioner's 1980 Standard Ordinary Mortality Table. The table below shows the current and guaranteed maximum monthly cost of insurance rates per $1,000 of amount at risk for a male, preferred, nonsmoker, standard risk at various ages. (In Montana, there are no distinctions based on sex.)
If Advanced VUL is purchased in connection with an employment-related insurance or benefit plan, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964. In 1983, the United
States Supreme Court held that under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

Illustrative Table of Monthly Cost of Insurance Rates
(Rounded) per $1,000 oof Amount at Risk

	Male	      Guaranteed	Current
	Attained	Maximum	(Preferred Non-Smoker)
	Age	      Rate	      Rate
	5	N/A$.07	$.06N/A
	15	.N/A11	N/A.11
	25	.13	         .10
	35	.14	         .11
	45	.29	        ..21
	55	.69	        ..39
	65	1.87	         .89

For a male preferred non-smoker, age 35, with a $100,000 face amount option 1 contractpolicy and an initial premium of $1,000, the cost of insurance for the first month will be $10.89. This example assumes the current cost of insurance rate ($.11 per $1,000).

For example, for a male preferred non-smoker, age 35 with a $100,000 face amount death benefit option 1 contract and an initial premium of $1,000, the first monthly deduction (taken on the date the policy is issued) is $17.90. This example assumes the current monthly expense charge of $7.00 and the current cost of insurance charge of $10.90. The $10.90 is calculated by multiplying the current monthly cost of insurance rate per $1,000 ($0.11) times the amount at risk ($100,000 face less the initial Cash Value policy fund of $928 which is $1,000 of premium less the $65 for the premium charge less the $7.00 expense charge). This example assumes that there are no riders or other additional benefits.

The non-smoker cost of insurance rates are lower than the smoker cost of insurance rates. To qualify, an insured must be a standard risk and must meet additional requirements that relate to smoking habits.
The reduced cost of insurance rates depends on such variables as the attained age and sex of the insured.

The preferred non-smoker cost of insurance rates are lower than the non-smoker cost of insurance rates. To qualify for the preferred non-smoker class, the insured person must be age 20 or over and meet certain underwriting requirements.

   If Advanced VUL is purchased in connection with an employment-related insurance or benefit plan, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964. In 1983, the United States Supreme Court held that under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

Changes in Monthly Charges. Any changes in the cost of insurance, charges for additional benefits or expense charges will be by class of insured and will be based on changes in future expectations of investment earnings, mortality, the length of time contracts will remain in effect, expenses and taxes.
Automatic Benefit Increase Charges. There is no separate charge for the Automatic Benefit Increase (ABI) provision. However, as the
automatic increases are applied (see page    20451615     for exact
details) the face amount of insurance will increase. The face amount increase will cause an increase in the amount at risk and the monthly cost of insurance charge.
Transaction Charges
In addition to the deductions described above,    weWe charge fees for
certain contractpolicy     transactions:
	Partial Withdrawal of    Nnet cCash sSurrender vV    alue.  You
may make one partial withdrawal during each
   ContractPolicy     Year without a charge.     WT    here is an
administrative charge of $25 or 2 percent of the amount
withdrawn, whichever is less, each time You make a partial withdrawal if more than one withdrawal is made during a year.
	Transfers.  Currently,    weWe do not charge when You make
transfers of Cash Value among policy fund among investment
divisions.  We reserve the right to assess a $25 charge after the
twelfth transfer in a pContractPolicy yY    ear.
How    Cash Value Charges Policy Fund Charges     Are Allocated
Generally, deductions from    yourYour cash valuepolicy fund     for
monthly or partial withdrawal charges are made from the
investment divisions and the unloaned portion of the General Account.
They are made in accordance with    yourYour specified
deduction allocation percentages unless youYou instruct usUs otherwise. Your deduction allocation percentages may be any whole numbers (from 0 to 100) which add up to 100. You may change
   yourYour     deduction allocation percentages by writing to our
   executive officeExecutive Office    .  Changes will be effective as
of the date    weWe     receive them.
If    weWe     cannot make a deduction in accordance with these
percentages,    weWe     will make it based on the proportion
of (a) to (b) where (a) is    yourYour     unloaned amounts in the
General Account and    yourYour     amounts in the investment
divisions and (b) is the total unloaned amount of    yourYour cash
valuepolicy fund.
Deductions for transfer charges are made equally between the investment divisions from which the transfer was made. For example, if the transfer is made from two investment divisions, then the transfer charge assessed to each of the investment divisions will be $12.50.
Surrender Charge   s
We incur various sales and promotional expenses in selling Advanced VUL. These include commissions, the cost of preparing sales literature, promotional activities and other distribution expenses. We also incur expenses for underwriting, printing
   contractpolicy     forms and prospectuses, and entering information
in our records.
The surrender charge is the difference between the amount in    yourYour
cash valuepolicy fund and yourYour contractpolicy's cash
surrender value for the surrender charge period (this period of time is
the earlier of 15 contractpolicy     years or attained age 95).  It is
a contingent charge designed to partially recover our expenses in distributing and issuing contracts which are terminated by surrender in their early years (the premium charge is also designed to partially
reimburse    usUs for these expenses).   It is a contingent load
because youYou pay it only if youYou surrender yourYour contractpolicy (or let it lapse) during the surrender charge period. The
amount of the charge in a contractpolicy     year is not necessarily
related to our actual sales expenses in that year. We anticipate that the premium charge and surrender charge will not fully cover our sales expenses. If sales expenses are not covered by the premium
charge and surrender charges,    weWe     will cover them with other
funds.  The net cash surrender value, the amount    weWe
pay youYou if youYou surrender yourYour contractpolicy     for cash,
equals the cash surrender value minus any    contractpolicy
debt.  See "Surrendering Your Policy" on page 27712322    .
The first year surrender charge varies by the issue age, sex and class
of the insured at the time the    contractpolicy is issued.  The
maximum charge for yourYour contractpolicy     per $1,000 of face amount
is the first year charge.  The first year charge, on a per
$1,000 of face amount basis, gradually decreases over the surrender charge period (this period of time is the earlier of 15
   contractpolicy     years or attained age 95) and is $0.00 after the
surrender charge period expires.
The following table provides some examples of the first year surrender charge. The maximum first year surrender charge for all issue
ages, sexes, and classes is $2   4.002.44 per $1,000.  The $24.002.44
    per $1,000 surrender charge occurs for males issued at a
smoker class with issue ages at    6358     or older.  Your
   contractpolicy     will specify the actual surrender charge rate, per
$1,000 of face amount, for all duration's in the surrender charge
period.  The table below is only provided to give    youYou     an
idea of the level of first year surrender charges for a few sample issue ages, sexes and classes.

Table of First Year Surrender Charges
Per $1,000 of Face Amount

			Surrender Charge
			Per $1,000 of
Issue Age	Sex	Class	Face Amount
15	Male	Non-Smoker	   $2.6358
15	Female	Non-Smoker	$2.1014

35	Male	Non-Smoker	$6.0086
35	Male	Smoker	$7.258.13

55	Female	Non-Smoker	$16.503.10
55	Female	Smoker	$13.003.76

65	Male	Smoker	$24.002.44
65	Female	Smoker	$21.500.96

If there has been a change in face amount during the life of the contractpolicy, then the surrender charge is applied against the highest face amount in force during the time from the issue date until the time of surrender. Your contractpolicy will specify yourYour actual surrender charge rates per $1,000 of face amount.
A face amount decrease will not reduce the surrender charge. If the face amount is increased, the surrender charge will increase. The surrender charge for the face amount increase will equal the surrender charge for a new policy with:

a)	The initial face amount set equal to the face amount increase
b)	The insured's policy age on the policy date equal to the policy age on the date of the face amount increase; and
c)	The premium class for the face amount increase
Suppose You bought Your policy at issue age 35 under a male preferred nonsmoker class with a face amount of $200,000. During the 10th policy year, You decided to increase Your face amount by $100,000 to obtain a total face amount of $300,000. If the face amount increase was determined to be acceptable to Us under the nonsmoker class, the surrender charge for Your $100,000 of increase would be the same as a new policy with the following surrender charge criteria:

a)	face amount of $100,000
b)	A policy age of 44 (the increase was effective during the 10th policy year before the policy anniversary at which You attained age
45)
c)	A premium class of male nonsmoker

The original $200,000 of face amount would continue to fall under the surrender charge schedule established at the issue date of the policy, but the $100,000 of face amount increase would begin a new surrender charge schedule with the criteria stated in (a) through (c) above. At the time a face amount increase becomes effective We will send You an endorsement to Your policy which states the surrender charge criteria and surrender charge amounts.
Charges In The Funds
The fFunds charge for managing investments and providing services. Each portfolio's charges vary.
The VIP, the VIP II, and the VIP III Portfolios have an annual management fee. That fee is the sum of an individual fund fee rate and a group fee rate based on the monthly average net assets of Fidelity Management & Research Company's mutual funds. In addition, each of these portfolios' total operating expenses includes fees for management and shareholder services and other expenses (custodial, legal, accounting, and other miscellaneous fees). The fees for the Fidelity Portfolios are based on the Initial Class. See the VIP, VIP II and VIP III prospectuses for additional information on how these charges are determined and on the minimum and maximum charges allowed.
The American Century Variable Portfolios, the MFS Portfolios, the Lord Abbett Portfolios and the Alger American Funds all have annual management fees that are based on the monthly average of the net assets in each of the portfolios. See the appropriate prospectus for details.
See the Portfolio Expense Section on page 7 for a complete listing of the portfolio expenses during 2000.

ADDITIONAL INFORMATION ABOUT THE    CONTRACTPOLICIE    S

Your Right To Examine The    ContractPolicy

You have a right to examine the    contractpolicy.  If for any reason
youYou are not satisfied with it, then youYou may cancel the contractpolicy. You cancel the contractpolicy by sending it to our
executive officeExecutive Office     along with a written
cancellation request. Your cancellation request must be postmarked by the latest of the following three dates:
	10 days after    youYou receive yourYour contractpolicy,
	10 days after weWe mail youYou a written notice telling youYou about yourYour rights to cancel (Notice of Withdrawal Right), or
	45 days after youYou sign Part 1 of the contractpolicy application.

If youYou cancel yourYour contractpolicy, then weWe will return all of the charges deducted from yourYour paid premiums and cash valuepolicy fund, plus the cash valuepolicy fund.
Insurance coverage ends when    youYou send yourYour     request.

Your    ContractPolicy     Can Lapse
Your Advanced VUL insurance coverage continues as long as the net cash
surrender value of    yourYour contractpolicy     is
enough to pay the monthly deductions that are taken out of    yourYour
cash valuepolicy fund.  During the Minimum Premium No
Lapse GuaranteePeriodno lapse guarantee period, coverage continues if
yourYour     paid premiums exceed the schedule of required
minimum premiums.  If neither of these conditions is true at the
beginning of any    contractpolicy month, weWe     will send
written notification to    youYou     and any assignees on our records
that a 61-day grace period has begun.  This will tell
   youYou     the amount of premium payment that is needed to satisfy
the minimum requirement for two months.

If    weWe     receive payment of this amount before the end of the
grace period, then    weWe     will use that amount to pay
the overdue deductions.  We will put any remaining balance in
   yourYour cash valuepolicy fund and allocate it in the same manner as
yourYour     previous premium payments.
If    weWe do not receive payment within 61 days, then yourYour
contractpolicy will lapse without value.  We will withdraw any amount left in yourYour cash valuepolicy fund.  We will apply this
amount to the deductions owed to usUs    , including any
applicable surrender charge.  We will inform    youYou     and any
assignee that    yourYour contractpolicy     has ended
without value.
If the insured person dies during the grace period,    weWe     will pay
the insurance benefits to the beneficiary, minus any loan, loan interest, and overdue deductions.
You May Reinstate Your    ContractPolicy
You may reinstate the    contractpolicy     within five years after it
lapses if    youYou did not surrender the contractpolicy for its
net cash surrender value.  To reinstate the contractpolicy, youYou must:
	complete an application for reinstatement,
	provide satisfactory evidence of insurability for the person who is to be insured.
	pay enough premium to cover all overdue monthly deductions and the premium charge,
	increase the    cash valuepolicy fund so that the cash valuepolicy
fund minus any contractpolicy     debt equals or exceeds the
surrender charges,
	cover the next two months' deductions, and
	pay or restore any    contractpolicy     debt.
The    contractpolicy date of the reinstated contractpolicy     will be
the beginning of the    contractpolicy     month that
coincides with or follows the date that    weWe approve yourYour
reinstatement application. Previous loans will not be reinstated.
   ContractPolicy     Periods And Anniversaries
We measure    contractpolicy years, contractpolicy months, and
contractpolicy anniversaries from the contractpolicy date shown on yourYour schedule of contractpolicy benefits. Each contractpolicy month
begins on the same day in each calendar month.   The calendar
days of 29, 30, and 31 are not used. Our right to challenge a contractpolicy and the suicide exclusion are measured from the
contractpolicy     date. See "   Limits On Our Right To Challenge The
Limits On Our Right To Challenge The Limits On Our
Right To Challenge The Limits On Our Right To Challenge The Limits On
Our Right To Challenge The ContractPolicy" on page
37933131    .

Maturity Date

The maturity date is the first    contractpolicy     anniversary after
the insured's 100th birthday. The    contractpolicy     ends on
that date if the insured person is still alive and the maturity benefit is paid.

If the insured person survives to the maturity date and    youYou would
like to continue the contractpolicy, weWe     will extend the
maturity date as long as this    contractpolicy     still qualifies as
life insurance according to the Internal Revenue Service and
   yourYour     state.

In order to extend the maturity date, all of the following conditions must be satisfied:
(a)	The    contractpolicy     can not be in the grace period;
(b)	All of the    cash valuepolicy fund     must be transferred to
either the General Account or the Money Market Investment
Division;
(c)	The death benefit option must be elected as Option 1.
(See "Extended Maturity Option"  on page    20451615     for further
details about this option).

If the maturity date is extended, the    contractpolicy     may not
qualify as life insurance and there may be tax consequences. A tax advisor should be consulted before youYou elect to extend the maturity date.

We Own The Assets Of Our Separate Account

We own the assets of our Separate Account and use them to support
   yourYour contractpolicy and other variable life contracts
policies.  We may permit charges owed to usUs to stay in the Separate
Account.  Thus, weWe     may also participate proportionately
in the Separate Account. These accumulated amounts belong to    usUs and
weWe     may transfer them from the Separate Account
to our General Account.  The assets in the Separate Account generally are not chargeable with liabilities arising out of any other
business    weWe     conduct.  Under certain unlikely circumstances, one
investment division of the Separate Account may be liable
for claims relating to the operations of another division.
Changing the Separate Account
We have the right to modify how    weWe     operate our Separate
Account.  We have the right to:
	add investment divisions to, or remove investment divisions from, our Separate Account;
	combine two or more divisions within our Separate Account; withdraw assets relating to Advanced VUL from one investment division and put them into another;
	eliminate the shares of a portfolio and substitute shares of
another portfolio of the    Fundfund    s or another open-end investment
company. This may happen if the shares of the portfolio are no longer available for investment or, if in our judgment, further investment in the portfolio is inappropriate in view of the purposes of Separate Account A;
	register or end the registration of our Separate Account under the Investment Company Act of 1940;
	operate our Separate Account under the direction of a committee or discharge such a committee at any time (the committee may be composed entirely of interested parties of Midland);
	disregard instructions from    contractpolicy     owners regarding
a
change in the investment objectives of the portfolio or the approval
or disapproval of an investment advisory    contractpolicy    . (We
would do so only if required by state insurance regulatory
authorities or otherwise pursuant to insurance law or regulation); and
	operate our Separate Account or one or more of the investment divisions in any other form the law allows, including a form that allows
   usUs     to make direct investments.  In choosing these investments,
   weWe     will rely on our own or outside counsel for
advice.  In addition,    weWe     may disapprove of any change in
investment advisors or in investment policies unless a law or regulation provides differently.
Limits On Our Right To Challenge The    ContractPolicy
We can challenge the validity of    yourYour     insurance
   contractpolicy     (based on material misstatements in the
application) if it appears that the insured person is not actually
covered by the    contractpolicy     under our rules.  There are limits
on how and when    weWe     can challenge the    contractpolicy    :
	We cannot challenge the    contractpolicy     after it has been in
effect, during the insured person's lifetime, for two years from the
date the    contractpolicy     was issued or reinstated. (Some states
may require    usUs     to measure this in some other way.)
	We cannot challenge any    contractpolicy     change that requires
evidence of insurability (such as an increase in face amount)
after the change has been in effect for two years during the insured person's lifetime.
	We can challenge at any time (and require proof of continuing disability) an additional benefit that provides benefits to the insured person in the event that the insured person becomes totally disabled.
If the insured person dies during the time that    weWe     may
challenge the validity of the    contractpolicy    , then
   weWe     may delay payment until    weWe     decide whether to
challenge the    contractpolicy    .
If the insured person's age or sex is misstated on any application, then the death benefit and any additional benefits will be changed.
They will be those which would be purchased by the most recent deduction for the cost of insurance and the cost of any additional benefits at the insured person's correct age and sex.
If the insured person commits suicide within two years after the date on
which the    contractpolicy     was issued or reinstated, then
the death benefit will be limited to the total of all paid premiums
minus the     contractpolicy     debt, if any, minus any partial
withdrawals of net cash surrender value. If the insured person commits suicide within two years after the effective date of
   yourYour     requested face amount increase, then    weWe     will
pay the face amount which was in effect before the
increase, plus the monthly cost of insurance deductions for the increase
(Some states require    usUs     to measure this time by some
other date).
Your Payment Options
You may choose for    contractpolicy     benefits and other payments
(such as the net cash surrender value or death benefit) to be paid immediately in one lump sum or in another form of payment.
Payments under these options are not affected by the investment performance of any investment division. Instead, interest accrues
pursuant to the option chosen.  If    youYou     do not arrange for a
specific form of payment before the insured person dies, then the
beneficiary will have this choice.  However, if    youYou     do
make an arrangement with    usUs     for how the money will be paid,
then the beneficiary cannot change    yourYour     choice.
Payment options will also be subject to our rules at the time of selection.
Lump Sum Payments
In most cases, when a death benefit is paid in a lump sum, We will pay the death benefit by establishing an interest bearing checking account, called the "Midland Access Account" for the beneficiary in the amount of the death benefit. We will send the beneficiary a checkbook, and the beneficiary will have access to the account simply by writing a check for all or any part of the amount of the death benefit. The Midland Access Account is part of Our General Account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of Our General Account, it is subject to the claims of Our creditors. We receive a benefit from all amounts left in the Midland Access Accounts.

Optional Payment Methods

Our consent is required when an optional payment is selected and the payee is either an assignee or not a natural person (i.e., a corporation). Currently, these alternate payment options are only available if the proceeds applied are more than $1,000 and periodic payments are at least $20.
You have the following payment options:
1.	Interest Payments: The money will stay on deposit with    usUs for
a period that weWe     agree upon. You will receive interest
on the money at a declared interest rate.
2.	 Installment Options: There are two ways that    weWe     pay
installments:
a.	Fixed Period: We will pay the amount applied in equal installments plus applicable interest, for a specified time, up to 30 years.
b.	Fixed Amount: We will pay the sum in installments in an amount
that    weWe     agree upon.  We will continue to pay the
installments until    weWe     pay the original amount, together with
any interest    youYou     have earned.
3.	Monthly Life Income Option: We will pay the money as monthly income for life.  You may choose from 1 of 5 ways to receive the income. We will guarantee payments for:
(1)	at least 5 years (called "5 Years Certain");
(2)	at least 10 years (called "10 Years Certain");
(3)	at least 15 years (called "15 Years Certain")
(4)	at least 20 years (called "20 Years Certain"); or
(5)	payment for life. With a life only payment option, payments will only be made as long as the payee is alive.  Therefore, if the payee dies after the first payment, only one payment will be made.
4.	Other: You may ask    usUs     to apply the money under any option
that    weWe     make available at the time the benefit
is paid.
We guarantee interest under the deposit and installment options at 2.75%
a year, but    weWe     may allow a higher rate of interest.
The beneficiary, or any other person who is entitled to receive payment, may name a successor to receive any amount that
   weWe     would otherwise pay to that person's estate if that person died.  The person who is entitled to receive payment may
change the successor at any time.
We must approve any arrangements that involve more than one of the payment options, or a payee who is a fiduciary or not a natural person. Also, the details of all arrangements will be subject to our rules at the time the arrangements take effect. These include:
	rules on the minimum amount    weWe     will pay under an option,
	minimum amounts for installment payments,
	withdrawal or commutation rights (   yourYour     rights to
receive payments over time, for which    weWe     may offer
   youYou     a lump sum payment),
	the naming of people who are entitled to receive payment and their successors, and
	the ways of proving age and survival.
You will choose a payment option (or any later changes) and
   yourYour     choice will take effect in the same way as it would if
   youYou     were changing a beneficiary. (See "Your Beneficiary"
below).  Any amounts that    weWe     pay under the
payment options will not be subject to the claims of creditors or to legal process, to the extent that the law provides.
Your Beneficiary
You name    yourYour     beneficiary in    yourYour
   contractpolicy     application.  The beneficiary is entitled to the
death benefits of the    contractpolicy    .  You may change the
beneficiary during the insured's lifetime by writing to our
   executive officeExecutive Office    .  If no beneficiary is living
when the insured dies,    weWe     will pay the death benefit
to the Owner's estate.
Assigning Your    ContractPolicy
You may assign    yourYour rights in this contractpolicy    .  You must
send a copy of the assignment to our    executive
officeExecutive Office    . We are not responsible for the validity of
the assignment or for any payment    weWe     make or any
action    weWe     take before    weWe     receive notice of the
assignment.  An absolute assignment is a change of ownership.
There may be tax consequences.
When We Pay Proceeds From This    ContractPolicy
We will generally pay any death benefits, net cash surrender value, or loan proceeds within seven days after receiving the required
form(s) at our    executive officeExecutive Office    .  Death benefits
are determined as of the date of the insured person's death and will not be affected by subsequent changes in the accumulation unit values of the investment divisions. We pay interest from the date of death to the date of payment.
We may delay payment for one or more of the following reasons:
(1)	We contest the    contractpolicy    .
(2)	We cannot determine the amount of the payment because the New York
Stock Exchange is closed, the SEC has restricted trading in
securities, or the SEC has declared that an emergency exists.
(3)	The SEC, by order, permits    usUs to delay payment to protect our
contractpolicy     owners.
We may also delay any payment until    yourYour     premium checks have
cleared    yourYour     bank.  We may defer
payment of any loan amount, withdrawal, or surrender from the General
Account for up to six months after    weWe receive
yourYour     request.  We will not defer payment if it is used to pay
premiums on policies with    usUs    .
TAX EFFECTS
   ContractPolicy     Proceeds
The Internal Revenue Code of 1986 ("Code"), Section 7702, defines life insurance for tax purposes. The Code places limits on certain
   contractpolicy     charges used in determining the maximum amount of
premiums that may be paid under Section 7702.  There is
limited guidance as to how to apply Section 7702.
Midland believes that a standard rate class    contractpolicy     should
meet the Section 7702 definition of a life insurance
   contractpolicy     (although there is some uncertainty).  For a
   contractpolicy     issued on a substandard basis (i.e., a rate
class involving higher than standard mortality risk), there may be more uncertainty whether it meets the Section 7702 definition of a life
insurance    contractpolicy    .  It is not clear whether such a
   contractpolicy     would satisfy Section 7702, particularly if the
   contractpolicy     owner pays the full amount of premiums permitted
under the    contractpolicy    .
If it is subsequently determined that only a lower amount of premiums
may be paid for a    contractpolicy     to satisfy Section 7702,
then     weWe     may take appropriate and reasonable steps to cause the
   contractpolicy     to comply with Section 7702.
These may include refunding any premiums paid which exceed that lower amount (together with interest or such other earnings on any such premiums as is required by law).
If a    contractpolicy    's face amount changes, then the applicable
premium limitation may also change.  During the first  7
   contractpolicy     years, there are certain events that may create
taxable ordinary income for    youYou     if at the time of the
event there has been a gain in the    contractpolicy    .  These events
include:
	A decrease in the face amount;
	A partial withdrawal;
	A change from death benefit option 2 to option 1; or,
	Any change that otherwise reduces benefits under the
   contractpolicy     and that results in a cash distribution in order
for the
   contractpolicy     to continue to comply with Section 7702 relating
to premium and    cash valuepolicy fund     limitations.
Such income inclusion may result with respect to cash distributions made in anticipation of reductions in benefits under the
   contractpolicy    .
Code Section 7702A affects the taxation of distributions (other than death benefits) from certain Variable Life insurance contracts as follows:
1.	If premiums are paid more rapidly than the rate defined by a 7-Pay
Test, then the    contractpolicy will be treated as a "Modified
Endowment ContractPolicyContract        ("MEC")."
2.	Any    contractpolicy received in exchange for a
contractpolicy     classified as a  MEC will be treated as a  MEC
regardless of
whether the    contractpolicy     received in the exchange meets the 7-
Pay Test.
3.	Loans (including unpaid loan interest), surrenders and withdrawals from a  MEC will be considered distributions.
4.	Distributions (including loans) from a  MEC will be taxed first as
a taxable distribution of gain from the    contractpolicy     (to
the extent that gain exists), and then as non-taxable recovery of basis.
5.	The Code imposes an extra "penalty" tax of 10% on any distribution from a  MEC includable in income, unless such distributions are
made (a) after    youYou     attain age 59 1/2, (b) on account of
   youYou     becoming disabled, or (c) as substantially equal
annuity payments over    yourYour     life or life expectancy.
If a    contractpolicy becomes a MEC, distributions that occur during
the contractpolicy     year will be taxed as distributions from a
MEC.  In addition, distributions from a    contractpolicy     within two
years before it becomes a   MEC will be taxed in this manner.
This means that a distribution from a    contractpolicy     that is not
a  MEC at the time when the distribution is made could later become taxable as a distribution from a MEC.
A    contractpolicy     that is not a  MEC may be classified as a  MEC
if it is "materially changed" and fails to meet the 7-Pay Test.
Any distributions from such a    contractpolicy     will be taxed as
explained above.
Material changes include a requested increase in death benefit or a change from option 1 to option 2.  Before making any contractual changes, a competent tax advisor should be consulted.
Any life insurance    policiescontracts     which are treated as  MECs
and are issued by Midland or any of its affiliates:
	with the same person designated as the owner;
	on or after June 21, 1988; and
	within any single calendar year
will be aggregated and treated as one    contractpolicy     for purposes
of determining any tax on distributions.
Even if a    contractpolicy     is not a  MEC, loans at very low or no
net cost may be treated as distributions for federal income tax purposes.
For    contractspolicies     not classified as  MECs, distributions
generally will be treated first as a return of    yourYour
investment in the    contractpolicy    , and then taxed as ordinary
income to the extent that they exceed    yourYour
investment in the    contractpolicy     (which generally is the total
premiums    paid less any distributions that were not taxed).
However, certain distributions which must be made in order to enable the policy to continue to qualify as a life insurance policy for federal income tax purposes if policy benefits are reduced during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax. Loans from or secured by a policy that is not a MEC are not treated as distributions. Neither distributions from nor loans from or secured by a policy that is not a MEC are subject to the 10% "penalty" tax.

The Code (Section 817(h)) also authorizes the Secretary of the Treasury to set standards, by regulation or otherwise, for the investments of Variable Life insurance Separate Accounts to be "adequately diversified" in order for the contracts to be treated as life insurance contracts for federal tax purposes. We believe Separate Account A,
through its investments in the    Fundfunds, will be adequately
diversified, although weWe do not control the Fundfund    s.
Owners of Variable Life insurance contracts may be considered, for
Federal income tax purposes, the owners of the assets of the Separate Account used to support their contracts. In those circumstances, income and gains from the Separate Account assets are included in the
Variable    contractpolicy     owner's gross income.
The ownership rights under Advanced VUL are similar to, but different from those described by the IRS in rulings in which it was
determined that    contractpolicy     owners were not owners of Separate
Account assets.  For example, the owner has additional
flexibility in allocating premium payments and    contractpolicy
values.  These differences could result in an owner being treated as the owner of a pro rata portion of the assets of Separate Account A. Midland does not know what standards will be set forth in the regulations or rulings which the Treasury Department has stated it expects to issue.  Midland therefore reserves the right to modify the
   contractpolicy     as necessary to attempt to prevent an owner from
being considered the owner of a pro rata share of the assets of
Separate Account A or to otherwise qualify  Advanced VUL for favorable tax treatment.
Assuming a    contractpolicy     is a life insurance
   contractpolicy     for federal income tax purposes, the
   contractpolicy     should receive the same federal income tax
treatment as fixed benefit life insurance. As a result, the life insurance proceeds payable under either benefit option should be excludable from the gross income of the beneficiary under Section 101
of the Code, and    youYou     should not be deemed to be in
constructive receipt of the    cash valuepolicy funds under a
contractpolicy     until actual distribution.
Surrenders, withdrawals, and    contractpolicy     changes may have tax
consequences. These include a change of owners, an
assignment of the    contractpolicy    , a change from one death benefit
option to another, and other changes reducing future death
benefits.  Upon complete surrender or when maturity benefits are paid,
if the amount received plus the    contractpolicy     debt is
more than the total premiums paid that are not treated as previously
withdrawn by    youYou    , then the excess generally will be
treated as ordinary income.
Federal, state and local estate, inheritance and other tax consequences
of ownership or receipt of    contractpolicy     proceeds
depend on the circumstances of each    contractpolicy     owner or
beneficiary.
Interest on    contractpolicy     loans is generally not tax deductible.
A    contractpolicy     may be used in various arrangements, including:
	nonqualified deferred compensation or salary continuance plans, split dollar insurance plans,
	executive bonus plans, or
	retiree medical benefit plans,
	and others.
The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement.
Therefore, if    youYou     are contemplating the use of a
   contractpolicy     in which the value depends in part on its tax
consequences, then    youYou     should be sure to consult a qualified
tax advisor regarding the tax attributes of the particular
arrangement.
In recent years, Congress has adopted new rules relating to corporate owned life insurance. Any business contemplating the purchase of
a new life insurance    contractpolicy     or a change in an existing
   contractpolicy     should consult a tax advisor.
Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the
   contractpolicy     could change by legislation or other means.  It is
also  possible that any change could be retroactive (that is, effective prior to the date of the change). A tax advisor could be consulted with respect to actual and prospective changes in taxation. Possible Charge for Midland's Taxes
At the present time, Midland makes no charge to the Separate Account for any federal, state, or local taxes that it incurs which may be attributable to such account or to the contracts. Midland reserves the right to make a charge for any such tax or other economic burden resulting from the application of the tax laws.
If such a charge is made, it would be set aside as a provision for taxes
which    weWe     would keep in the effected division rather
than in our General Account.
Other Tax Considerations
The foregoing discussion is general and is not intended as tax advice.
If    youYou     are concerned about these tax implications,
   youYou     should consult a competent tax advisor. This discussion is based on our understanding of the Internal Revenue
Service's current interpretation of the present federal income tax laws. No representation is made as to the likelihood of continuation of
these current laws and interpretations, and    weWe     do not make any
guarantee as to the tax status of the    contractpolicy    .
It should be further understood that the foregoing discussion is not complete and that special rules not described in this prospectus may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.
PART 3: ADDITIONAL INFORMATION
MIDLAND NATIONAL LIFE INSURANCE COMPANY
We are Midland National Life Insurance Company, a stock life insurance company. Midland was organized, in 1906, in South Dakota, as a mutual life insurance company at that time named "The Dakota Mutual
Life Insurance Company". We were reincorporated as a stock
life insurance company in 1909. Our name "Midland" was adopted in 1925.
We redomisticated to Iowa in 1999.  We are licensed to do
business in 49 states, the District of Columbia, and Puerto Rico. Our officers and directors are listed beginning on page 38.
Midland is a subsidiary of Sammons Enterprises, Inc., Dallas, Texas. Sammons has controlling or substantial stock interests in a large number of other companies engaged in the areas of insurance, corporate services, and industrial distribution.
YOUR VOTING RIGHTS AS AN OWNER
We invest the assets of our Separate Account divisions in shares of the
   Fundfund    s' portfolios.  Midland is the legal owner of the
shares and has the right to vote on certain matters. Among other things,
   weWe     may vote:
	to elect the    Fundfund    s' Board of Directors,
	to ratify the selection of independent auditors for the
   Fundfund    s, and
	on any other matters described in the    Fundfund    s' current
prospectuses or requiring a vote by shareholders under the
Investment Company Act of 1940.
Even though    weWe     own the shares,    weWe give youYou     the
opportunity to tell    usUs     how to vote the number
of shares that are allocated to    yourYour contractpolicy    .  We will
vote at shareholder meetings according to    yourYour
    instructions.
The    Fundfunds     will determine how often shareholder meetings are
held.  As    weWe     receive notice of these meetings,
   weWe will ask for yourYour     voting instructions.  The
   Fundfund    s are not required to hold a meeting in any given year.
If    weWe     do not receive instructions in time from all
   contractpolicy     owners, then    weWe     will vote those
shares in the same proportion as    weWe     vote shares for which
   weWe     have received instructions in that portfolio.  We
will also vote any    Fundfund     shares that    weWe     alone are
entitled to vote in the same proportions that
   contractpolicy     owners vote.  If the federal securities laws or
regulations or interpretations of them change so that    weWe
    are permitted to vote shares of the    Fundfund     in our own right
or to restrict    contractpolicy     owner voting, then
   weWe     may do so.
You may participate in voting only on matters concerning the
   Fundfund     portfolios in which    yourYour cash valuepolicy
fund     has been invested. We determine    yourYour     voting shares
in each division by dividing the amount of    yourYour
cash valuepolicy fund     allocated to that division by the net asset
value of one share of the corresponding    Fundfund
portfolio.  This is determined as of the record date set by the
   Fundfund    s' Board for the shareholders meeting.  We count
fractional shares.
If    youYou     have a voting interest,    weWe     will send
   youYou     proxy material and a form for giving usUs voting
instructions.  In certain cases,    weWe     may disregard instructions
relating to changes in the    Fundfunds    ' advisor or the
investment policies of its portfolios.  We will advise    youYou if weWe
    do.
Other insurance companies own shares in the    Fundfund    s to support
their    Vv    ariable insurance products.  We do not
foresee any disadvantage to this.  Nevertheless, the    Fundfund    s'
Board of Directors will monitor events to identify conflicts that
may arise and determine appropriate action.  If    weWe disagree with
any Fundfund action, then weWe     will see that appropriate
action is taken to protect our    contractpolicy     owners.
OUR REPORTS TO    CONTRACTPOLICY     OWNERS
Shortly after the end of the third, sixth, ninth, and twelfth
   contractpolicy months, weWe will send youYou     reports that show:
	the current death benefit for    yourYour contractpolicy    ,
	yourYour cash valuepolicy fund,
	information about investment divisions,
	the cash surrender value of    yourYour contractpolicy    ,
	the amount of    yourYour outstanding contractpolicy     loans,
	the amount of any interest that    youYou     owe on the loan, and
	information about the current loan interest rate.
The annual report will show any transactions involving    yourYour cash
valuepolicy fund     that occurred during the year.
Transactions include    yourYour     premium allocations, our
deductions, and    yourYour     transfers or withdrawals.
   The annual or other periodic statements provide confirmations of certain regular, periodic items (such as monthly deductions and premium payments by Civil Service Allotment or automatic checking account deductions). Confirmations will be sent to You for transfers of amounts between investment divisions and certain other policy transactions.
Our report also contains information that is required by the insurance supervisory official in the jurisdiction in which this insurance policy is delivered.

We will send    youYou     semi-annual reports with financial
information on the    Fundfund    s, including a list of the
investments held by each portfolio.
   Our report also contains information that is required by the insurance supervisory official in the jurisdiction in which this insurance contract is delivered.
Notices will be sent to    youYou     for transfers of amounts between
investment divisions and certain other    contractpolicy
transactions.
DIVIDENDS
We do not pay any dividends on the    contractpolicy     described in
this prospectus.
MIDLAND'S SALES AND OTHER AGREEMENTS
The    contractpolicy     will be sold by individuals who, in addition
to being licensed as life insurance agents for Midland National
Life, are registered representatives of Walnut Street Securities (WSS) or broker-dealers who have entered into written sales agreements with WSS. WSS, the principal underwriter of the contracts, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities
Dealers, Inc.     (NASD)     .  The address for Walnut Street
Securities is 670 Mason Ridge Center Drive, Suite 301, St. Louis,
Missouri 63141.
During the first    contractpolicy year, weWe     will pay agents a
commission of up to 75% of premiums paid.  For subsequent
years, the commission allowance may equal an amount up to 5% of premiums
paid.  After the 15th    contractpolicy year, weWe
pay no commission.  Certain persistency and production bonuses may be paid.
We may sell our    contracts policies     through broker-dealers
registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 that enter into selling agreements with
   usUs    .  The commission for broker-dealers will be no
more than that described above.
   To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the policies. These services may include the recruitment and training of personnel, production of promotional literature and similar services.
We intend to recoup commissions and other sales expenses, primarily, but not exclusively through:
	the premium load;
	the surrender charge;
	the mortality and expense charge;
	the cost of insurance charge;
	revenues, if any, received from the funds or their managers; and investment earnings on amounts allocated under policies to the
General Account.
Commissions paid on the policies, including other incentives or payments, are not charged to the policy owners or the Separate Account. Pending regulatory approvals, We intend to distribute the policies in all states, except New York, and in certain possessions and territories.


REGULATION
We are regulated and supervised by the Iowa Insurance Department. We are subject to the insurance laws and regulations in every
jurisdiction where    weWe     sell contracts. This
   contractpolicy     has been filed with and approved by insurance
officials in
those states.  The provisions of this    contractpolicy     may vary
somewhat from jurisdiction to jurisdiction.
We submit annual reports on our operations and finances to insurance
officials in all the jurisdictions where    weWe     sell
contracts.  The officials are responsible for reviewing our reports to
be sure that    weWe     are financially sound and are complying
with the applicable laws and regulations.
We are also subject to various federal securities laws and regulations. DISCOUNT FOR EMPLOYEES OF SAMMONS ENTERPRISES, INC.
Employees of Sammons Enterprises, Inc. may receive a discount of up to 25% of first year premiums. Midland is a subsidiary of
Sammons Enterprises, Inc., and additional premium payments contributed solely by Midland National Life will be paid into the
employee's    contractpolicy during the first year.  All other
contractpolicy     provisions will apply.
LEGAL MATTERS
The law firm of Sutherland Asbill & Brennan LLP, Washington, DC, has provided advice regarding certain matters relating to federal securities laws.
We are not currently involved in any material legal proceedings.
FINANCIAL MATTERS
The financial statements of Midland National Life Separate Account A and Midland National Life Insurance Company, included in this prospectus and the registration statement, have been audited by PricewaterhouseCoopers LLP, independent auditors, for the periods indicated in their report which appears in this prospectus and in the registration statement. The address for PricewaterhouseCoopers LLP is IBM Park Building, Suite 1300, 650 Third Avenue South, Minneapolis, Minnesota 55402-4333. The financial statements have been included in reliance upon reports given upon the authority of the firm as experts in accounting and auditing.
ADDITIONAL INFORMATION
We have filed a Registration Statement relating to the Separate Account
and the Variable Life insurance    contractpolicy
described in this prospectus with the Securities and Exchange Commission. The Registration Statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus under the rules and regulations of the SEC.
If    youYou     would additional information, then    youYou     may
obtain it from the SEC's main office in Washington, DC.
You will have to pay a fee for the material.


Management of Midland
Here is a list of our directors and officers.
Directors
Name and
Business Address

Position with Midland

Principal Occupation During Past Five Years
Michael M. Masterson
Midland National Life
One Midland Plaza
Sioux Falls, SD 57193-0001

Chairman of the Board,
President and Chief
   Executive
OfficeExecutive
Officer
Chairman of the Board (March 1999 to present), Chief
   Executive OfficeExecutive Officer     and
President (March 1997 to present) President and Chief
Operating Officer (March 1996 to February 1997),
Executive Vice President Marketing (March 1995 to
February 1996), Midland National Life Insurance
Company; Vice President  Individual Sales (prior
thereto), Northwestern National Life
John J. Craig, II
Midland National Life
One Midland Plaza
Sioux Falls, SD 57193-0001
Executive Vice
President    & Chief
Operating Officer
Executive Vice President (January 1998 to present),
Midland National Life Insurance Company; Senior
Vice President and Chief Financial Officer (October
1993 to 1998), Midland National Life Insurance
Company; Treasurer (January 1996 to present), Briggs
ITD Corp.; Treasurer (March 1996 to present),
Sammons Financial Holdings, Inc.; Treasurer
(November 1993 to present), CH Holdings; Treasurer
(November 1993 to present), Consolidated Investment
Services, Inc.; Treasurer (November 1993 to present),
Richmond Holding Company, L.L.C.; Partner (prior
thereto), Ernst and Young
Steven C. Palmitier
Midland National Life
One Midland Plaza
Sioux Falls, SD 57193-0001
Senior Vice President and
Chief Marketing Officer
Senior Vice President and Chief Marketing Officer
(March 1997 to present), Senior Vice President-Sales
(August 1996 to February 1997), Midland National Life
Insurance Company; Senior Vice President-Sales (prior
thereto), Penn Mutual Life Insurance
Stephen P. Horvat, Jr.
Midland National Life
One Midland Plaza
Sioux Falls, SD      57193-
0001

Senior Vice President
Senior Vice President (January 1997 to present),
Midland National Life Insurance Company;
Shareholder (June 1996 to December 1997), Sorling
Law Firm; Senior Vice President, General Counsel &
Secretary (prior thereto), Franklin Life Insurance
Company

Donald J. Iverson
Midland National Life
One Midland Plaza  Sioux
Falls, SD      57193-0001
Senior Vice President and
Corporate Actuary
Senior Vice President and Corporate Actuary
(November 1999 to Present); Vice President Chief
Actuary (prior thereto), ALLIED Life Insurance
Company.

Robert W. Korba
Sammons Enterprises, Inc.
300 Crescent CT
Dallas, TX 75201
Board of Directors Member
President and Director (since 1988), Sammons
Enterprises, Inc.; Vice President (August 1998 to present), Midland National Life Insurance Company


   Executive OfficeExecutive Office    rs (other than Directors)
Unless otherwise indicated, the addresses for the following are One Midland Plaza, Sioux Falls, SD 57193-0001
Name and
Business Address

Position with Midland

Principal Occupation During Past Five Years
Jon P. Newsome
Midland National Life
Annuity Division
4601 Westown Parkway
Suite 300
West Des Moines, IA
50266

Executive Vice President
Annuity Division





Executive Vice President Annuity Division (April
1999 To Present); Executive Vice President (September
1996 to February 1999), Conseco Marketing, LLC;
Chairman & CEO (November 1995 to September
1996), American Life & Casualty Ins. Co.
E John Fromelt
Midland National Life
Senior Vice President,
Chief Investment Officer
Senior Vice President, Chief Investment Officer (since
1990), Midland National Life Insurance Company;
President (since August 1995), Midland Advisors
Company; Chief Investment Officer (1996 to present),
North American Company for Life and Health

Thomas M. Meyer
Midland National Life

Senior Vice President and
Chief Financial Officer
Senior Vice President and Chief Financial Officer
(January 2000 to Present), Vice President and Chief
Financial Officer (January 1998 to December 1999),
Second Vice President and Controller (1995 to 1998),
Midland National Life Insurance Company

Gary J. Gaspar
North American
Company for Life &
Health Insurance
222 South Riverside Plaza
Chicago, IL 60606-5929

Senior Vice President &
Chief Information Officer
Senior Vice President & Chief Information Officer
(August 1998 to present), Midland National Life
Insurance Company; Senior Vice President Information
Systems Officer (1985 to present); North American
Company for Life & Health Insurance
Jack L. Briggs
Midland National Life
Vice President, Secretary,
and General Counsel
Vice President, Secretary and General Counsel (since
1978), Midland National Life Insurance Company

Gary W. Helder
Midland National Life

Vice President
   ContractPolicy
    Administration
Vice President   ContractPolicy     Administration
(since 1991), Midland National Life Insurance
Company
Robert W. Buchanan
Midland National Life
Vice President    New
Business and
UnderwritingMarketing
Services

Vice President-Marketing Services (March 1996 to present), Second Vice President-Sales Development
(prior thereto), Midland National Life Insurance
Company
Name and
Business Address

Position with Midland

Principal Occupation During Past Five Years
Timothy A. Reuer
Midland National Life
Vice President Product
Development
Vice President  Product Development (January 2000
To Present); Actuary  Product Development (March
1996 to December 1999); Associate Actuary (March
1992 to February 1996) Midland National Life
Insurance Company

Esfandyar Dinshaw
Midland National Life
Annuity Division
4601 Westown Parkway
Suite 300

West Des Moines, IA
50266

Vice President  Annuity
Division

Vice President  Annuity Division (April 1999 to
Present); Vice President  Actuarial (September 1996 to
April 1999), Conseco; Vice President  Actuarial
(January 1991 to August 1996), American Life &
Casualty Ins. Co.

Meg J. Taylor
   Northe American
Company for Life &
Health Insurance
222 South Riverside Plaza
Chicago, IL  60605-5929
Assistant Vice President &
Chief Compliance Officer
Assistant Vice President & Chief Compliance Officer
(July 2000 to present) Midland National Life Insurance
Company, Assistant Vice President & Chief
Compliance Officer (July 2000 to present) North
American Company for Life & Health InsuranceChief
Compliance Officer (2000  present) Midland National
Life and the North American Companies; Assistant
Vice President  Compliance (1998-2000) Midland
National Life and the North American Companies;
Director  Product and Market Services (1997 1998)
Transamerica Reinsurance; Assistant Vice President
(1987  1997) John Alden Life Insurance
Company


Illustrations


Following are a series of tables that illustrate how the    cash
valuepolicy fund    s, cash surrender values, and death benefits of a
   contractpolicy     change with the investment performance of the
   Fundfunds    . The tables show how the    cash
valuepolicy fund    s, cash surrender values, and death benefits of a
   contractpolicy     issued to an insured of a given age and
given premium would vary over time if the return on the assets held in
each Portfolio of the    Fundfund    s were a constant gross,
after tax annual rate of 0%, 6%, or 12%. The tables on pages 43 through
45 illustrate a    contractpolicy     issued to a male, age 35,
under a standard rate preferred non-smoker underwriting risk
classification. The    cash valuepolicy fund    s, cash surrender
values,
and death benefits would be different from those shown if the returns averaged 0%, 6%, and 12% over a period of years, but fluctuated
above and below those averages for individual    contractpolicy
years.
The amount of the    cash valuepolicy fund     exceeds the cash
surrender value during the surrender charge period due to the
surrender charge. For    contractpolicy     years sixteen and after, the
   cash valuepolicy fund     and cash surrender value are
equal, since the surrender charge has reduced to zero.
The second column shows the accumulation value of the premiums paid at the stated interest rate. The third and sixth columns illustrate
the    cash valuepolicy fund    s and the fourth and seventh columns
illustrate the cash surrender values of the
contractpolicy     over the designated period. The    cash valuepolicy
fund    s shown in the third column and the    cash
valuepolicy fund    s shown in the fourth column assume the monthly
charge for cost of insurance is based upon the current cost of
insurance rates. The    cash valuepolicy fund    s shown in the sixth
column and the cash surrender values shown in the seventh
column assume the monthly charge for cost of insurance is based upon the
cost of insurance rates that    weWe     guarantee. The
maximum cost of insurance rates allowable under the    contractpolicy
    are based on the Commissioner's 1980 Standard Ordinary
Mortality Table. The fifth and eighth columns illustrate the death
benefit of a    contractpolicy     over the designated period. The
illustrations of death benefits reflect the same assumptions as the
cash valuepolicy fund     and cash surrender values. The death
benefit values also vary between tables, depending upon whether Option 1 or Option 2 death benefits are illustrated.
The amounts shown for the death benefit,    cash valuepolicy fund    s,
and cash surrender values reflect the fact that the net
investment return of the divisions of our Separate Account is lower than the gross, after-tax return on the assets in the
   Fundfund    s, as a result of expenses paid by the    Fundfund    s
and charges levied against the divisions of our Separate
Account. The illustrations also reflect the 6.5% premium load (for the first 15 years on a current basis) deduction from each premium, and the $7.00 per month expense charge as well as current and guaranteed cost of insurance charges.
The    contractpolicy     values shown assume daily investment advisory
fees and operating expenses equivalent to an annual rate of
   0.73.     % of the aggregate average daily net assets of the
Portfolios of the    Fundfunds     (the average rate of the Portfolios
for the period ending December 31, 2000). The actual fees and expenses
associated with the    contractpolicy     may be more or less
than    0.73    % and will depend on how allocations are made to each
investment division. (The MFS VIT New Discovery, The Lord
Abbett VC Mid-Cap Value, The Lord Abbett VC International and the VIP II Index 500 portfolios contain an expense reimbursement arrangement whereby the portfolios expenses have a limit. Without this arrangement, expenses would be higher and the average of
   0.73 % would be higher. This would result in lower values than what are shown in the illustrations. Midland cannot predict
whether such arrangements will continue. See footnotes     (1) through
(8)  and    on page  8       for further information on the limits
on other expenses).  The    contractpolicy     values also take into
account a daily charge to each division of Separate Account A for assuming mortality and expense risks and administrative charges which is equivalent to a charge at an annual rate of .90% of the average net assets of the divisions of Separate Account A.  We intend to reduce
this to .50% after the 20th    contractpolicy     year.  This
reduction is not guaranteed. (After reductions for the mortality and expense risk charge and average portfolio expenses, the assumed gross investment rates of) 0%, 6%, and 12% correspond to approximate net
annual rates of    -1.63 %, 4.37%, and 10.37% respectively
(-1.23%, 4.77%, 10.77    %, after year 20 on a current basis).
The approximate net annual rates do not include premium charges, cost of insurance charges, surrender charges, expense charges nor any charges for additional benefits.
The hypothetical values shown in the tables do not reflect any charges for federal income taxes against Separate Account A since
Midland is not currently making such charges. However, if, in the future, such charges are made, the gross annual investment rate of return would have to exceed the stated investment rates by a sufficient
amount to cover the tax charges in order to produce the    cash
valuepolicy fund    s, cash surrender values, and death benefits
illustrated.

The tables illustrate the    contractpolicy     values that would result
based on hypothetical investment rates of return if premiums are paid in full at the beginning of each year and if no
   contractpolicy     loans have been made. The values would vary from
those
shown if the assumed annual premium payments were paid in installments during a year. The values would also vary if the
   contractpolicy     owner varied the amount or frequency of premium
payments. The tables also assume that the
   contractpolicy     owner has not requested an increase or decrease in
face amount, that no withdrawals have been made and no
withdrawal charges imposed, that no    contractpolicy     loans have
been taken, and that no transfers have been made and no transfer charges imposed.

MIDLAND NATIONAL LIFE INSURANCE COMPANY ADVANCED VUL
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE    CONTRACTPOLICY

DEATH BENEFIT OPTION 1	ASSUMED HYPOTHETICAL GROSS
MALE PREFERRED NON-SMOKER ISSUE AGE 35	ANNUAL RATE OF RETURN: 0%
$100,000 INITIAL SPECIFIED AMOUNT 	ASSUMED ANNUAL PREMIUM(1): $1500
ASSUMING CURRENT COSTS		        ASSUMING GUARANTEED COSTS
		PREMIUMS
	END	ACCUMULATED		CASH			CASH
	OF	AT 5% INTEREST	   CASHPOLICY	SURRENDER	DEATH
	POLICYCASH	SURRENDER	DEATH
	YEAR	PER YEAR	FUNDVALUE(2)	VALUE(2)	BENEFIT(2)
	FUNDVALUE(2)	VALUE(2)	BENEFIT(2)
1
1,575
1,167
627
100,000
1,132
592
100,000100,000

2
3,229
2,317
1,777
100,000
2,236
1,696
100,000100,000

3
4,965
3,438
2,898
100,000
3,312
2,772
100,000100,000

4
6,788
4,531
3,991
100,000
4,361
3,821
100,000100,000

5
8,703
5,597
5,057
100,000
5,385
4,845
100,000100,000

6
10,713
6,635
6,095
100,000
6,371
5,831
100,000100,000

7
12,824
7,637
7,097
100,000
7,333
6,793
100,000100,000

8
15,040
8,614
8,128
100,000
8,259
7,773
100,000100,000

9
17,367
9,577
9,145
100,000
9,152
8,720
100,000100,000

10
19,810
10,516
10,138
100,000
10,011
9,633
100,000100,000

11
22,376
11,420
11,096
100,000
10,838
10,514
100,000100,000

12
25,069
12,301
12,031
100,000
11,633
11,363
100,000100,00
0
13
27,898
13,161
12,945
100,000
12,386
12,170
100,000100,00
0
14
30,868
13,988
13,826
100,000
13,110
12,948
100,000100,00
0
15
33,986
14,773
14,665
100,000
13,795
13,687
100,000100,00
0
16
37,261
15,625
15,625
100,000
14,431
14,431
100,000100,00
0
17
40,699
16,446
16,446
100,000
15,020
15,020
100,000100,00
0
18
44,309
17,237
17,237
100,000
15,562
15,562
100,000100,00
0
19
48,099
18,009
18,009
100,000
16,039
16,039
100,000100,00
0
20
52,079
18,751
18,751
100,000
16,461
16,461
100,000100,00
0
21
56,258
19,547
19,547
100,000
16,811
16,811
100,000100,00
0
22
60,646
20,307
20,307
100,000
17,090
17,090
100,000100,00
0
23
65,253
21,034
21,034
100,000
17,297
17,297
100,000100,000

24
70,091
21,700
21,700
100,000
17,416
17,416
100,000100,000

25
75,170
22,316
22,316
100,000
17,445
17,445
100,000100,000

30
104,641
24,592
24,592
100,000
15,754
15,754
100,000100,000

35
142,254
25,462
25,462
100,000
9,237
9,237
100,000100,000

40
190,260
24,165
24,165
100,0000
0
0100,000
1.	ASSUMES A $1500 PREMIUM IS PAID AT THE BEGINNING OF EACH
CONTRACTPOLICY     YEAR. VALUES
WOULD BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT FREQUENCY OR IN DIFFERENT AMOUNTS.
2.	ASSUMES THAT NO    CONTRACTPOLICY     LOANS OR WITHDRAWALS HAVE
BEEN MADE. ZERO VALUES
INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.
THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF
PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL
DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN
FOR THE FUND SERIES. THE    CASH VALUEPOLICY FUND     , CASH SURRENDER
VALUE AND DEATH BENEFIT FOR A    CONTRACTPOLICY
WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED OVER A PERIOD OF YEARS, BUT
FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR THE INDIVIDUAL
   CONTRACTPOLICY     YEARS. NO REPRESENTATION CAN BE MADE BY
MIDLAND, THE SEPARATE ACCOUNT, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR
SUSTAINED OVER ANY PERIOD OF TIME.

MIDLAND NATIONAL LIFE INSURANCE COMPANY  ADVANCED VUL
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE    CONTRACTPOLICY

DEATH BENEFIT OPTION 1	ASSUMED HYPOTHETICAL GROSS
MALE PREFERRED NON-SMOKER ISSUE AGE 35	ANNUAL RATE OF RETURN: 6%
$100,000 INITIAL SPECIFIED AMOUNT 	ASSUMED ANNUAL PREMIUM(1): $1500
ASSUMING CURRENT COSTS		        ASSUMING GUARANTEED COSTS
		PREMIUMS
	END	ACCUMULATED		CASH			CASH
	OF	AT 5% INTEREST	   	POLICY CASH	SURRENDER	 DEATH
POLICY CASH	SURRENDER	DEATH
	YEAR	PER YEAR	VALUEFUND(2)	VALUE(2)	BENEFIT(2)
	FUNDVALUE(2)	VALUE(2)	BENEFIT(2)
1
1,575
1,244
704
100,000
1,208
668
100,000
1,575
1,244
704
100,0000
1,208
668
100,000
2
3,229
2,545
2,005
100,000
2,459
1,919
100,000
100,000
3
4,965
3,893
3,353
100,000
3,755
3,215
100,000

100,000
4
6,788
5,289
4,749
100,000
5,099
4,559
100,000

100,000
5
8,703
6,738
6,198
100,000
6,493
5,953
100,000

100,000
6
10,713
8,241
7,701
100,000
7,928
7,388
100,000

100,000
7
12,824
9,790
9,250
100,000
9,419
8,879
100,000

100,000
8
15,040
11,400
10,914
100,000
10,957
10,471
100,000

100,000
9
17,367
13,083
12,651
100,000
12,544
12,112
100,000

100,000
10
19,810
14,834
14,456
100,000
14,185
13,807
100,000

100,000
11
22,376
16,644
16,320
100,000
15,883
15,559
100,000

100,000
12
25,069
18,528
18,258
100,000
17,640
17,370
100,000

100,000
13
27,898
20,490
20,274
100,000
19,452
19,236
100,000

100,000
14
30,868
22,525
22,363
100,000
21,331
21,169
100,000

100,000
15
33,986
24,626
24,518
100,000
23,272
23,164
100,000

100,000
16
37,261
26,911
26,911
100,000
25,270
25,270
100,000

100,000
17
40,699
29,287
29,287
100,000
27,330
27,330
100,000

100,000
18
44,309
31,759
31,759
100,000
29,458
29,458
100,000

100,000
19
48,099
34,341
34,341
100,000
31,642
31,642
100,000

100,000
20
52,079
37,033
37,033
100,000
33,895
33,895
100,000

100,000
21
56,258
39,992
39,992
100,000
36,209
36,209
100,000

100,000
22
60,646
43,087
43,087
100,000
38,591
38,591
100,000

100,000
23
65,253
46,325
46,325
100,000
41,049
41,049
100,000

100,000
24
70,091
49,698
49,698
100,000
43,576
43,576
100,000

100,000
25
75,170
53,223
53,223
100,000
46,182
46,182
100,000

100,000

30
104,641
73,584
73,584
100,000
60,496
60,496
100,000

100,000

35
142,254
99,826
99,826
115,798
77,801
77,801
100,000

100,000

40
190,260
132,910
132,910
142,213
100,811
100,811
107,868

105,497

1.	ASSUMES A $1500 PREMIUM IS PAID AT THE BEGINNING OF EACH
CONTRACTPOLICY     YEAR. VALUES
WOULD BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT FREQUENCY OR IN DIFFERENT AMOUNTS.
2.	ASSUMES THAT NO    CONTRACTPOLICY     LOANS OR WITHDRAWALS HAVE
BEEN MADE. ZERO VALUES
INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.
THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF
PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL
DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN
FOR THE FUND SERIES. THE    CASH VALUEPOLICY FUND    ,  CASH SURRENDER
VALUE AND DEATH BENEFIT FOR A    CONTRACTPOLICY
WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED OVER A PERIOD OF YEARS, BUT
FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR THE INDIVIDUAL
   CONTRACTPOLICY     YEARS. NO REPRESENTATION CAN BE MADE BY
MIDLAND, THE SEPARATE ACCOUNT, OR THE FUNDS THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR
SUSTAINED OVER ANY PERIOD OF TIME.

MIDLAND NATIONAL LIFE INSURANCE COMPANY  ADVANCED VUL
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE    CONTRACTPOLICY

DEATH BENEFIT OPTION 1	ASSUMED HYPOTHETICAL GROSS
MALE PREFERRED NON-SMOKER ISSUE AGE 35	ANNUAL RATE OF RETURN: 12%
$100,000 INITIAL SPECIFIED AMOUNT 	ASSUMED ANNUAL PREMIUM(1): $1500
ASSUMING CURRENT COSTS		        ASSUMING GUARANTEED COSTS
		PREMIUMS
	END	ACCUMULATED		CASH			CASH
	OF	AT 5% INTEREST	   POLICYCASH	SURRENDER	DEATH
	POLICYCASH	SURRENDER	DEATH
	YEAR	PER YEAR	FUNDVALUE (2)	VALUE(2)	BENEFIT(2)
	VALUEFUND (2)	VALUE(2)	BENEFIT(2)
1
1,575
1,322
782
100,000
1,284
744

2
3,229
2,783
2,243
100,000
2,692
2,152

3
4,965
4,385
3,845
100,000
4,236
3,696

4
6,788
6,144
5,604
100,000
5,932
5,392

5
8,703
8,077
7,537
100,000
7,796
7,256

6
10,713
10,203
9,663
100,000
9,834
9,294

7
12,824
12,531
11,991
100,000
12,078
11,538

8
15,040
15,094
14,608
100,000
14,539
14,053

9
17,367
17,930
17,498
100,000
17,242
16,810

10
19,810
21,056
20,678
100,000
20,213
19,835

11
22,376
24,495
24,171
100,000
23,484
23,160

12
25,069
28,291
28,021
100,000
27,087
26,817

13
27,898
32,483
32,267
100,000
31,052
30,836

14
30,868
37,106
36,944
100,000
35,430
35,268

15
33,986
42,201
42,093
100,000
40,259
40,151

16
37,261
47,938
47,938
100,000
45,584
45,584

17
40,699
54,279
54,279
100,000
51,467
51,467

18
44,309
61,291
61,291
104,808
57,974
57,974

19
48,099
69,028
69,028
113,206
65,155
65,155

20
52,079
77,556
77,556
121,763
73,060
73,060

21
56,258
87,277
87,277
130,916
81,756
81,756

22
60,646
98,022
98,022
143,112
91,310
91,310

23
65,253
109,902
109,902
156,061
101,811
101,811

24
70,091
123,025
123,025
169,774
113,351
113,351

25
75,170
137,532
137,532
184,294
126,044
126,044

30
104,641
236,475
236.475
288,500
210,944
210,944

35
190,260
669,719
669,719
716,599
561,555
345,880

40
190,260
669,719
669,719
716,599
561,555
561,555







1.	ASSUMES A $1500 PREMIUM IS PAID AT THE BEGINNING OF EACH
   CONTRACTPOLICY     YEAR. VALUES
WOULD BE DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT FREQUENCY OR IN DIFFERENT AMOUNTS.
2.	ASSUMES THAT NO    CONTRACTPOLICY     LOANS OR WITHDRAWALS HAVE
BEEN MADE. ZERO VALUES
INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.
THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF
PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL
DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN
FOR THE FUND SERIES. THE    CASH VALUEPOLICY FUND    ,  CASH SURRENDER
VALUE AND DEATH BENEFIT FOR A    CONTRACTPOLICY
WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED OVER A PERIOD OF YEARS, BUT
FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR THE INDIVIDUAL
   CONTRACTPOLICY     YEARS. NO REPRESENTATION CAN BE MADE BY
MIDLAND, THE SEPARATE ACCOUNT, OR THE FUND THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR
SUSTAINED OVER ANY PERIOD OF TIME.


Definitions

Accumulation Unit means the units credited to each investment division in the Separate Account.
Age means the age of the Insured Person on his/her last birthday
preceding the    pContractPolicy dD    ate.
Attained Age means the age of the Insured Person on his/her birthday
preceding a    ContractpPolicy aA    nniversary date.
Beneficiary means the person or persons to whom the
   contractpolicy    's death benefit is paid when the Insured dies.
Business Day means any day    weWe and the New York Stock Exchange are
is open.  The holidays weWe are closed but the New
York Stock Exchange is open in 2001 are the day after Thanksgiving and December 24, 2001..
Cash Surrender Value means the Cash Value on policy fund the date of surrender, less any surrender cCharges.
Cash Value means the sum of monies in our Separate Account A attributable to your in force policy contact plus any monies in our General Account for your Contact policy.
Contract Anniversary: The same month and day of the pContractP dDate in each year following the ContractpP dDate.

Contract Date means the date insurance coverage is effective and from which Contract Anniversaries and Contract Years are determined.
Contract Debt means the total loan on the contract on that date plus the interest that has accrued but has not been paid as of that date. Contract Month means a month that starts on a Monthly Anniversary and ends on the following Monthly Anniversary.
Contract Year means a year that starts on the Contract Date or on each anniversary thereafter.
Death Benefit means the amount payable under    yourYour
contractpolicy     when the Insured Person dies.
Evidence of Insurability means evidence, satisfactory to    usUs    ,
that the insured person is insurable and meets our underwriting standards.
Funds mean the investment companies, more commonly called mutual funds, available for investment by Separate Account A on the
   ContractPolicy     Date or as later changed by    usUs    .
   Executive OfficeExecutive Office     means where    youYou write to
usUs     to pay premiums or take other action, such as
transfers between investment divisions, changes in Specified Amount, or
other such action regarding    yourYour contractpolicy    .
The address is:
Midland National Life Insurance Company
One Midland Plaza
Sioux Falls, SD 57193
In Force means the Insured Person's life remains insured under the terms
of the    contractpolicy    .
Investment Division means a division of Separate Account A which invests exclusively in the shares of a specified Portfolio of the
   Fundfund.
Minimum Premium Guarantee Period: The amount of time this contract is guaranteed to remain in force if the sum of the premiums paid, less any contract debt and withdrawals, is equal to or greater than the minimum premium minimum premium requirement .
Modified Endowment    ContractContractPolicy     ("MEC") is a
   contractpolicy     where premiums are paid more
rapidly than the rate defined by a 7-Pay Test.
Monthly Anniversary means the day of each month that has the same
numerical date as the    ContractPolicy     Date.
Net Cash Surrender Value means the Cash Surrender Value less any
outstanding    contractpolicy     debt.
Net Premium means the premium paid less a deduction the premium load and less any per premium expenses.
   No Lapse Guarantee Period: The amount of time this policy is guaranteed to remain in force if the sum of the premiums paid, less any policy debt and withdrawals, is equal to or greater than the no lapse minimum premium requirement .
Policy Anniversary: The same month and day of the policy date in each year following the policy date.
Policy Date means the date insurance coverage is effective and from which Policy Anniversaries and Policy Years are determined.
Policy Debt means the total loan on the policy on that date plus the interest that has accrued but has not been paid as of that date.
Policy Fund: means the sum of monies in our Separate Account A attributable to Your in force policy plus any monies in our General Account for Your policy.
Policy Month means a month that starts on a Monthly Anniversary and ends on the following Monthly Anniversary.
Policy Year means a year that starts on the Policy Date or on each anniversary thereafter.

Record Date means the date the    contractpolicy     is recorded on Our
books as an In Force    contractpolicy    .

Separate Account means Our Separate Account A which receives and invests
   yourYour     net premiums under the
   contractpolicy    .
Surrender Charges means a charge made only upon surrender of the
   contractpolicy    . It includes a charge for sales related
expenses and issue-related expenses.



Performance
Performance information for the investment divisions may appear in reports and advertising to current and prospective owners. We base the performance information on the investment experience of the
investment division and the    Fundfund    s.  The information does
not indicate or represent future performance.
Total return quotations reflect changes in    Fundfund    s' share
prices, the automatic reinvestment by the Separate Account of all distributions and the deduction of the mortality and expense risk charge. The quotations will not reflect deductions from premiums (the sales charge, premium tax charge, and any per premium expense charge),
the monthly deduction from the    cash valuepolicy fund
(the expense charge, the cost of insurance charge, and any charges for additional benefits), the surrender charge, or other transaction charges. Therefore, these returns do not show how actual investment
performance will affect    contractpolicy     benefits.
A cumulative total return reflects performance over a stated period of time. An average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return if the performance had been constant over the entire period. Average annual total returns tend to smooth out variations in an investment division's returns and are not the same as actual year-by-year results.
Midland may advertise performance figures for the investment divisions based on the performance of a portfolio before the Separate
Account commenced operations.
Midland may provide individual hypothetical illustrations of    cash
valuepolicy fund    , cash surrender value, and death benefits
based on the    Fundfunds    ' historical investment returns.  These
illustrations will reflect the deduction of expenses in the
   Fundfund    s and the deduction of    contractpolicy     charges,
including the mortality and expense risk charge, the
deductions from premiums, the monthly deduction from the    cash
valuepolicy fund     and the surrender charge. The illustrations do
not indicate what    contractpolicy     benefits will be in the future.



Financial Statements
The financial statements of Midland National Life Insurance Company included in this prospectus should be distinguished from the financial statements of the Midland National Life Separate Account A and should be considered only as bearing upon the ability of Midland to meet its obligations under the Contracts. They should not be considered as bearing upon the investment performance of the assets held in the Separate Account.

AVULPreProsp.txt

Report of Independent Accountants

The Board of Directors and Stockholder
Midland National Life Insurance Company:

In our opinion, the accompanying statement of assets and liabilities and the related statements of operations and changes in net assets present fairly, in all material respects, the financial position of Midland National Life Insurance Company Separate Account A (comprising, respectively, the portfolios of the Variable Insurance Products Fund, the Variable Insurance Products Fund
II, the Variable Insurance Products Fund III, the American Century
Variable
Portfolios, Inc., the Massachusetts Financial Services, the Lord, Abbett
&
Company, and Fred Alger Management, Inc.) at December 31, 2000, and the related statements of operations and changes in net assets for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the Untied States of America.
These financial statements are the responsibility of Midland National
Life
Insurance Company's management; our responsibility is to express an opinion on these financials statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned at December 31, 2000, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

March 9, 2001

PWCOpinionSepActA.txt




                        					Value
									Per
ASSETS						Shares	Share
Investments at net asset value:
	Variable Insurance Products Fund:
Money Market Portfolio (cost $2,994,767)
                                     	2,994,767 	1.00 	$2,994,767
High Income Portfolio (cost $3,649,098)	338,611 	8.18 	2,769,834
Equity-Income Portfolio (cost $19,967,836)825,355 	25.52	21,063,063
Growth Portfolio (cost $50,334,548)		1,120,822 	43.65 48,923,881
Overseas Portfolio (cost $7,366,027)	341,410 	19.99 6,824,791
Midcap Portfolio (cost $741,207)		7,630		20.25 762,013
Variable Insurance Products Fund II
Asset Manager Portfolio (cost $7,748,122)	458,785 	16.00 7,340,554
Investment Grade Bond Portfolio (cost $1,756,496)
                                          145,262 	12.59 1,828,843
Index 500 Portfolio (cost $29,517,352)	190,498 	149.53 28,485,189
Contrafund Portfolio (cost $24,888,253)	997,566 	23.74  23,682,213
Asset Manager Growth: Portfolio (cost $4,762,469)
                                          292,651 	14.41  4,217,105
Variable Insurance Products Fund III:
Balanced Portfolio (cost $1,690,400)	110,823 	14.45  1,601,392
Growth & Income Portfolio (cost $5,609,156)351,324 	15.26  5,361,211
Growth Opportunities Portfolio (cost $8,412,954)395,295 17.74 7,012,526
American Century Variable Portfolios, Inc.:
Balanced Portfolio (cost $666,866)		90,104 	7.27 	655,058
Capital Appreciation Portfolio (cost $2,761,919)
                                          165,691    15.78 	2,614,605
International Portfolio (cost $6,062,501)	571,221    10.23 5,843,591
Value Portfolio (cost $1,723,244)		287,649 	6.67 	1,918,616
Income & Growth Portfolio (cost $1,214,956) 158,727 	7.11 	1,128,552
Massachusetts Financial Services:
VIT Emerging Growth Series (cost $9,060,232) 257,064 	28.84 7,413,717
VIT Investors Trust Series (cost $896,296) 43,204 	21.01	907,718
VIT New Discovery Series (cost $2,696,978) 154,011 	16.61 2,558,124
VIT Research Series (cost $2,226,205)       99,430 	20.80 2,068,139
Lord, Abbett & Company:
VC Growth & Income Portfolio (cost $1,284,868)56,736 	25.45 1,443,931
VC Mid-Cap Value Portfolio (cost $842,190)    64,512	14.38 927,688
VC International Portfolio (cost $133,733)	11,914 8.56	101,989
Fred Alger Management Inc.:
Growth Portfolio (cost $83,467)			1,710 47.27	80,823
MidCap Growth Portfolio (cost $237,902)	7,740 	30.62 236,992
Leveraged AllCap Portfolio (cost $692,747)16,133      38.80	625,949
Small Capitalization Portfolio (cost $35,355)	1,412 23.49	33,163
Total investments (cost $200,058,144)	               $191,426,037




								Value
								Per
NET ASSETS		           		Units		Unit

Net assets represented by:
	Variable Insurance Products Fund:
		Money Market Portfolio	231,932 	12.91 	$2,994,767
		High Income Portfolio	204,165 	13.57 	2,769,834
		Equity-Income Portfolio	914,981 	23.02 	21,063,063
		Growth Portfolio		1,623,991 	30.13 	48,923,881
		Overseas Portfolio	365,657 	18.66 	6,824,791
		Midcap Portfolio		76,122 	10.01 	762,013
	Variable Insurance Products Fund II:
		Asset Manager Portfolio	321,545 	22.83 	7,340,554
		Investment Grade Bond Portfolio119,93715.25 	1,828,843
		Index 500 Portfolio	1,609,845 	17.69 	28,485,189
		Contrafund Portfolio	1,283,140 	18.46 	23,682,213
		Asset Manager: Growth Portfolio284,303 14.83	4,217,105
	Variable Insurance Products Fund III:
		Balanced Portfolio	126,226 	12.69 	1,601,392
		Growth & Income Portfolio343,097 	15.63 	5,361,211
		Growth Opportunities Portfolio569,912 12.30 	7,012,526
	American Century Variable Portfolios, Inc.:
		Balanced Portfolio	49,521 	13.23 	655,058
		Capital Appreciation Portfolio146,195 17.88 	2,614,605
		International Portfolio	360,479 	16.21 	5,843,591
		Value Portfolio		135,863 	14.12 	1,918,616
		Income & Growth Portfolio93,648 	12.05 	1,128,552
	Massachusetts Financial Services:
		VIT Emerging Growth Series430,552 	17.22 	7,413,717
		VIT Investors Trust Series75,085    12.09 	907,718
		VIT New Discovery Series121,519 	21.05  	2,558,124
		VIT Research Series	152,977 	13.52  	2,068,139
	Lord, Abbett & Company:
		VC Growth & Income Portfolio95,009  15.20 	1,443,931
		VC Mid-Cap Value Portfolio59,942 	15.48 	927,688
		VC International Portfolio11,179 	9.12 		101,989
	Fred Alger Management, Inc.:
		Growth			9,951 	8.12 		80,823
		MidCap Growth		27,232 	8.70 		236,992
		Leveraged AllCap		83,262 	7.52 		625,949
		Small Capitalization	4,166 	7.96 		33,163

		Net assets			9,931,433 		$191,426,037




Operations (1) side one (page 4)
							Combined

					2000		1999		1998

Investment income:
	Dividend income		$2,272,124 	$1,485,972
	$980,408
	Capital gains distributions	11,592,444 		5,126,967
	4,404,907

					13,864,568 		6,612,939
	5,385,315

	Expenses:
		Administrative expense	151,862 		139,610
	112,287
		Mortality and expense risk 1,628,558 		1,124,796
	660,451

		Net investment income	12,084,148 		5,348,533
	4,612,577

Realized and unrealized gains (losses) on investments:
	Net realized gains on investments 7,009,565 		6,968,775
	2,782,785
	Net unrealized (depreciation) appreciation on
		investments		(36,589,184)		13,329,487
	7,854,876

		Net realized and unrealized (losses) gains on
			investments	(29,579,619)		20,298,262
	10,637,661

		Net (decrease) increase in net assets resulting
			from operations	 $(17,495,471)		$25,646,795

	$15,250,238

Net assets at beginning of year		$160,965,073
	$98,414,651
		$54,189,603

Net (decrease) increase in net assets resulting from
	operations			(17,495,471)		25,646,795
	15,250,238

Capital shares transactions:
	Net premiums			72,289,446 		55,894,834
	40,629,334
	Transfers of policy loans	(3,554,117)		(3,027,080)
	(1,812,692)
	Transfers of cost of insurance	(14,761,408)
	(10,455,885)
		(6,444,223)
	Transfers of surrenders		(6,184,827)		(5,196,901)
	(3,055,075)
	Transfers of death benefits	(225,695)		(136,802)
	(144,047)
	Transfers of other terminations	(547,700)		(322,175)
	(198,487)
	Interfund and net transfers to general account 940,736
	147,636
		Net increase (decrease) in net assets from capital share
			transactions	47,956,435 		36,903,627
	28,974,810

Total increase (decrease) in net assets	30,460,964 		62,550,422
	44,225,048

Net assets at end of year			$191,426,037
	$160,965,073
		$98,414,651





Operations (1) side two (page 4)
Variable Insurance Products Fund
Money Market Portfolio				High Income Portfolio
2000		1999		1998		2000		1999		1998


$198,571 	$184,312 	$123,409 	$240,215 	$297,898 	$178,129
11,138 		113,186

198,571		184,312 	123,409 	240,215 	309,036
	291,315

1,980 		2,956 		2,905 		4,091
	4,861
		4,792
29,107 		32,625 		20,969 		29,955
	31,332
		26,040

167,484 	148,731 	99,535 		206,169 	272,843
	260,483

						(274,899)	(168,077)	44,450

						(767,286)	120,076 	(460,189)
						(1,042,185)	(48,001)	(415,739)

$167,484 	$148,731 	$99,535 	$(836,016)	$224,842 	$(155,256)

$4,656,942 	$2,731,098 	$1,393,023 	$3,555,219 	$3,163,974 	$2,830,980

167,484 	148,731 	99,535 		(836,016)	224,842
	(155,256)

5,381,751 	3,387,118 	1,970,072 	988,497 	1,057,899 	1,477,592
15,327 		(137,095)	(96,356)	(82,316)	(71,479)
	(94,338)
(279,106)	(198,599)	(148,349)	(331,196)	(301,939)	(251,359)
(63,468)	(913,421)	(450,390)	(134,088)	(377,937)	(287,811)
		(62)				(1,509)		(2,669)
	(336)
(45,680)	(2,870)		(519)		(5,117)		(3,359)
	(2,422)
(6,838,483)	(357,958)	(35,918)	(383,640)	(134,113)	(353,076)
(1,829,659)	1,777,113 	1,238,540 	50,631 		166,403
	488,250

(1,662,175)	1,925,844 	1,338,075 	(785,385)	391,245 	332,994
$2,994,767 	$4,656,942 	$2,731,098 	$2,769,834 	$3,555,219 	$3,163,974



Operations (2) side one (page 5)
			Variable Insurance Products Fund
							Equity-Income Portfolio


					2000		1999		1998

Investment income:
	Dividend income		$323,300 	$241,870 	$145,189
	Capital gains distributions	1,218,012 	534,659 	516,702
					1,541,312 	776,529 	661,891

Expenses:
		Administrative expense	21,504 		23,087
	20,642
		Mortality and expense risk 174,011 	163,697 	114,253

		Net investment income	1,345,797 	589,745 	526,996

Realized and unrealized gains (losses) on investments:
	Net realized gains on investments 421,865 	702,551
	464,171
	Net unrealized (depreciation) appreciation on
		investments		(320,254)	(438,403)	297,365

		Net realized and unrealized gains (losses) on
			investments	101,611 	264,148 	761,536

		Net increase (decrease) in net assets resulting
			from operations	 $1,447,408 	$853,893
	$1,288,532

Net assets at beginning of year		$19,166,789 	$15,731,177
	$10,118,500

Net increase (decrease) in net assets resulting from
		Operations		1,447,408 	853,893 	1,288,532

Capital shares transactions:
	Net premiums			4,542,173 	5,797,797 	6,101,737
	Transfers of policy loans	(455,629)	(438,545)	(286,720)
	Transfers of cost of insurance	(1,572,315)	(1,512,678)
	(1,071,429)
	Transfers of surrenders		(757,803)	(585,741)	(380,774)
	Transfers of death benefits	(21,788)	(17,919)	(42,005)
	Transfers of other terminations	(69,290)	(82,773)
	(43,973)
	Interfund and net transfers to general account	(1,216,482)
	(578,422)
	47,309

		Net increase in net assets from capital share
transactions	448,866 	2,581,719 	4,324,145

Total increase (decrease) in net assets	1,896,274 	3,435,612
	5,612,677

Net assets at end of year			$21,063,063 	$19,166,789
	$15,731,177




Operations (2) side two (page 5)
Variable Insurance Products Fund
Growth Portfolio				Overseas Portfolio
2000		1999		1998		2000		1999		1998


$51,524 	$51,552 	$90,127 	$100,569 	$75,635 	$74,765
5,126,652 	3,241,329 	2,357,538 	633,310 	121,991 	220,360

5,178,176 	3,292,881 	2,447,665 	733,879 	197,626 	295,125

61,820 		51,850 		38,417 		9,759
	8,600
		7,786
461,859 	314,847 	197,513 	66,091 		50,231
	39,797

4,654,497 	2,926,184 	2,211,735 	658,029 	138,795 	247,542

3,085,197 	2,439,437 	998,269 	309,555 	200,191 	101,507

(14,377,536)	6,119,672 	4,140,818 	(2,579,186)	1,772,376 	78,405


(11,292,339)	8,559,109 	5,139,087 	(2,269,631)	1,972,567
	179,912


$(6,637,842)	$11,485,293 	$7,350,822 	$(1,611,602)
	$2,111,362
	$427,454

$46,051,700 	$28,503,893 	$17,132,404 	$7,360,544
	$4,895,040
	$3,708,222


(6,637,842)	11,485,293 	7,350,822 	(1,611,602)	2,111,362 	427,454


13,996,420 	10,176,313 	7,318,889 	1,847,125 	1,397,618 	1,583,685
(1,232,062)	(889,497)	(590,467)	(166,864)	(169,168)	(97,787)
(3,118,570)	(2,167,948)	(1,601,618)	(501,282)	(378,999)	(366,371)
(1,937,208)	(1,471,759)	(817,281)	(294,620)	(189,968)	(255,013)
(59,173)	(35,465)	(23,796)	(11,140)	(7,260)
	(4,169)
(168,055)	(87,911)	(57,078)	(20,699)	(9,915)
	(3,207)
2,028,671 	538,781 	(207,982)	223,329 	(288,166)	(97,774)


9,510,023 	6,062,514 	4,020,667 	1,075,849 	354,142 	759,364

2,872,181 	17,547,807 	11,371,489 	(535,753)	2,465,504 	1,186,818

$48,923,881 	$46,051,700 	$28,503,893 	$6,824,791
	$7,360,544
	$4,895,040



Operations (3) side one (page 6)
			Variable Insurance Products Fund II
								Midcap Portfolio
							2000		1999		1998

Investment income:
	Dividend income				$2,096 		$-
	$-
	Capital gains distributions
2,096 		- 		-

	Expenses:
		Administrative expense
		Mortality and expense risk		600

		Net investment income			1,496 		-
	-

Realized and unrealized gains (losses) on investments:
	Net realized gains (losses) on investments	(276)
	Net unrealized (depreciation) appreciation on
			investments			20,806

		Net realized and unrealized (losses) gains on
				investments		20,530 		-
	-

		Net (decrease) increase in net assets resulting
				from operations		$22,026 	$-
	$-

Net assets at beginning of year				$- 		$-
	$-

Net (decrease) increase in net assets resulting from
		operations				22,026

Capital shares transactions:
	Net premiums					168,799
	Transfers of policy loans			301
	Transfers of cost of insurance			(3,578)
	Transfers of surrenders
	Transfers of death benefits
	Transfers of other terminations
	Interfund and net transfers to general account	574,465

		Net increase (decrease) in net assets from capital share
				transactions		739,987 	-
	-

Total increase (decrease) in net assets			762,013
	-
	-

Net assets at end of year					$762,013
	$-
	$-


Operations (3) side two (page 6)
Variable Insurance Products Fund II
Asset Manager Portfolio		Investment Grade Bond Portfolio
2000		1999		1998		2000		1999		1998
$251,923 	$242,526 	$187,684 	$100,766 	$45,131 	$39,734
593,513 	307,200 	563,053 			14,159 		4,714

845,436 	549,726 	750,737 	100,766 	59,290 		44,448


12,376 		13,150 		12,260 		1,669
	1,699
		1,721
69,700 		68,917 		58,657 		13,845
	11,583
		8,643

763,360 	467,659 	679,820 	85,252 		46,008
	34,084


70,201 		219,173 	155,701 	(513)		(4,421)
	15,445

(1,218,082)	46,216 		18,174 		75,179
	(66,827)
	20,815


(1,147,881)	265,389 	173,875 	74,666 		(71,248)	36,260

$(384,521)	$733,048 	$853,695 	$159,918 	$(25,240)	$70,344

$8,020,155 	$7,287,457 	$5,864,777 	$1,475,493 	$1,142,457 	$823,750

(384,521)	733,048 	853,695 	159,918 	(25,240)	70,344


1,308,327 	1,422,179 	1,504,185 	470,512 	632,765 	397,712
(142,182)	(167,137)	(174,116)	(24,573)	(33,143)	(10,939)
(475,448)	(466,509)	(449,699)	(151,963)	(113,723)	(88,089)
(512,663)	(309,764)	(249,884)	(66,368)	(43,742)	(53,582)
(8,961)		(10,107)	(12,156)			(3,144)
	(3,204)
(12,298)	(15,401)	(15,437)	(9,632)		(567)		(927)
(451,855)	(453,611)	(33,908)	(24,544)	(80,170)	7,392


(295,080)	(350)		568,985 	193,432 	358,276 	248,363

(679,601)	732,698 	1,422,680 	353,350 	333,036 	318,707

$7,340,554 	$8,020,155 	$7,287,457 	$1,828,843 	$1,475,493 	$1,142,457


Operations (4) side one (page 7)
			Variable Insurance Products Fund II
						Index 500 Portfolio
					2000			1999			1998

Investment income:
	Dividend income		$254,064 		$128,287
	$58,842
	Capital gains distributions	111,058 		87,052
	136,288

					365,122 		215,339
	195,130

Expenses:
		Administrative expense	14,320 			13,208

	9,557
		Mortality and expense risk 245,786 		157,133
	71,255

		Net investment income	105,016 		44,998
	114,318

Realized and unrealized gains (losses) on investments:
	Net realized gains (losses) on investments 1,401,176 	1,778,768
	478,120
	Net unrealized (depreciation) appreciation on
			investments		(4,457,329)	1,472,113 	1,380,373

		Net realized and unrealized (losses) gains on
				investments	(3,056,153)	3,250,881 	1,858,493

		Net (decrease) increase in net assets resulting
			from operations		$(2,951,137)
	$3,295,879
	$1,972,811

Net assets at beginning of year			$23,862,419
	$12,222,424 	$4,566,701

Net (decrease) increase in net assets resulting from
		operations			(2,951,137)		3,295,879
	1,972,811

Capital shares transactions:
	Net premiums				11,792,707 		10,595,877
	6,643,119
	Transfers of policy loans		(565,304)		(405,576)
	(200,663)
	Transfers of cost of insurance		(2,678,279)
	(1,794,224)
	(886,807)
	Transfers of surrenders			(738,138)		(435,170)
	(183,244)
	Transfers of death benefits		(54,635)		(23,612)
	(16,201)
	Transfers of other terminations		(59,505)
	(40,320)
	(17,516)
	Interfund and net transfers to general account	(122,939)
	447,141
	344,224

		Net increase (decrease) in net assets from capital share
				transactions	7,573,907 		8,344,116
	5,682,912

Total increase (decrease) in net assets		4,622,770
	11,639,995
	7,655,723

Net assets at end of year				$28,485,189
	$23,862,419 	$12,222,424



Operations (4) side two (page 7)
Variable Insurance Products Fund II
Contrafund Portfolio					Asset Manager: Growth
Portfolio
2000		1999		1998		2000		1999		1998

$71,435 	$56,072 	$37,587 	$88,847 	$69,487 	$28,628
2,593,074 	411,195 	276,533 	360,190 	115,247 	133,880

2,664,509 	467,267 	314,120 	449,037 	184,734 	162,508


15,199 		13,678 		10,181 		3,515
	3,315
		2,638
199,695 	129,843 	68,560 		39,573 		31,033
	17,363

2,449,615 	323,746 	235,379 	405,949 	150,386 	142,507


919,979 	996,724 	405,977 	34,829 		99,198
	30,155

(5,176,298)	1,960,685 	1,432,988 	(1,061,854)	235,779 	148,003


(4,256,319)	2,957,409 	1,838,965 	(1,027,025)	334,977 	178,158


$(1,806,704)	$3,281,155 	$2,074,344 	$(621,076)	$485,363
	$320,665

$19,665,270 	$11,030,567 	$5,101,986 	$4,209,771 	$2,756,403
	$1,304,663


(1,806,704)	3,281,155 	2,074,344 	(621,076)	485,363 	320,665


8,994,345 	7,357,636 	5,148,927 	1,455,890 	1,396,405 	1,392,497
(436,462)	(379,002)	(203,142)	(102,711)	(55,156)	(10,349)
(1,924,118)	(1,342,024)	(746,910)	(357,509)	(277,111)	(221,079)
(853,076)	(520,528)	(248,949)	(118,400)	(73,603)	(21,053)
(44,362)	(22,308)	(24,534)	(917)		(613)		(91)
(41,127)	(29,593)	(34,555)	(13,237)	(7,983)
	(5,348)
128,447 	289,367 	(36,600)	(234,706)	(13,934)	(3,502)


5,823,647 	5,353,548 	3,854,237 	628,410 	968,005 	1,131,075

4,016,943 	8,634,703 	5,928,581 	7,334 		1,453,368
	1,451,740

$23,682,213 	$19,665,270 	$11,030,567 	$4,217,105
	$4,209,771
	$2,756,403
Operations (5) side one (page 8)
				Variable Insurance Products Fund III
						Balanced Portfolio
					2000		1999		1998

Investment income:
	Dividend income		$40,897 	$17,288 	$3,696
	Capital gains distributions	34,081 		20,091
	5,647

					74,978 		37,379 		9,343

	Expenses:
		Administrative expense	89 		91 		62
		Mortality and expense risk 13,084 	9,164 		3,005

		Net investment income (loss)	61,805 		28,124
	6,276

Realized and unrealized gains (losses) on investments:
	Net realized (losses) gains on investments	(4,713)
	15,035
		6,509
	Net unrealized (depreciation) appreciation on
			investments			(133,230)	(6,334)
	48,417

		Net realized and unrealized (losses) gains on
			investments			(137,943)	8,701 	54,926

		Net (decrease) increase in net assets resulting
				from operations		$(76,138)	$36,825
	$61,202

Net assets at beginning of year				$1,314,548
	$669,509
	$121,777

Net (decrease) increase in net assets resulting from
		operations				(76,138)	36,825
	61,202

Capital shares transactions:
	Net premiums					629,057 	726,871
	539,114
	Transfers of policy loans			(12,013)	(6,519)
	(5,099)
	Transfers of cost of insurance			(155,979)
	(112,524)
	(45,367)
	Transfers of surrenders				(11,649)	(6,723)
	(11,935)
	Transfers of death benefits
	Transfers of other terminations			(700)
	(3,587)

	Interfund and net transfers to general account	(85,734)	10,696

	9,817

		Net increase (decrease) in net assets from capital share
				transactions		362,982 	608,214
	486,530
Total increase (decrease) in net assets			286,844
	645,039
	547,732

Net assets at end of year					$1,601,392
	$1,314,548
	$669,509




Operations (5) side two (page 8)
Variable Insurance Products Fund III
Growth & Income Portfolio			Growth Opportunities Portfolio

2000		1999		1998		2000		1999		1998


$50,391 	$12,182 	$- 		$83,187 	$38,764 	$8,299
328,878 	24,365 		1,443 		421,879 	72,472
	28,848

379,269 	36,547 		1,443 		505,066 	111,236
	37,147


840 		587 		218 		1,126 		1,134
	639
45,659 		27,720 		6,973 		63,883
	46,053
		15,685

332,770 	8,240 		(5,748)		440,057 	64,049
	20,823


(48,726)	185,719 	37,985 		(126,481)	223,702 	50,809

(499,869)	51,567 		199,570 	(1,712,965)	(105,022)
	394,294


(548,595)	237,286 	237,555 	(1,839,446)	118,680 	445,103


$(215,825)	$245,526 	$231,807 	$(1,399,389)	$182,729
	$465,926

$4,422,690 	$1,813,193 	$214,268 	$6,611,175 	$3,552,709 	$544,175


(215,825)	245,526 	231,807 	(1,399,389)	182,729 	465,926

2,452,093 	2,728,935 	1,372,004 	3,410,422 	3,765,062 	2,646,226
(7,998)		(85,889)	(9,957)		(84,767)	(83,842)
	(9,991)
(572,176)	(414,826)	(110,453)	(816,326)	(633,052)	(234,192)
(137,016)	(56,767)	(4,601)		(201,459)	(93,710)
	(27,363)
(553)						(3,757)		(12,984)
(10,332)	(5,993)		(433)		(19,361)	(22,217)
	(6,801)
(569,672)	198,511 	120,558 	(484,012)	(43,520)	174,729


1,154,346 	2,363,971 	1,367,118 	1,800,740 	2,875,737 	2,542,608

938,521 	2,609,497 	1,598,925 	401,351 	3,058,466 	3,008,534

$5,361,211 	$4,422,690 	$1,813,193 	$7,012,526 	$6,611,175 	$3,552,709
Operations (6) side one (page 9)
			American Century Variable Portfolios, Inc.
							Balanced Portfolio
							2000		1999		1998

Investment income:
	Dividend income				$11,784 	$6,884
	$1,086
	Capital gains distributions			7,421 		47,498

	6,735

							19,205 		54,382
	7,821

	Expenses:
		Administrative expense			38 		32
	20
		Mortality and expense risk		4,815 		3,807

	1,392

		Net investment income (loss)		14,352 		50,543

	6,409

Realized and unrealized gains (losses) on investments:
	Net realized (losses) gains on investments	(5,486)
	(9,315)
		(1,944)
	Net unrealized (depreciation) appreciation on
			investments			(33,188)	2,280
	18,540

		Net realized and unrealized (losses) gains on
				investments		(38,674)	(7,035)
	16,596

		Net (decrease) increase in net assets resulting
				from operations		$(24,322)	$43,508
	$23,005

Net assets at beginning of year				$566,994
	$329,779
	$52,097

Net (decrease) increase in net assets resulting from
		operations				(24,322)	43,508
	23,005

Capital shares transactions:
	Net premiums					306,429 	232,299
	288,299
	Transfers of policy loans			(3,389)
	(1,958)
	(5,411)
	Transfers of cost of insurance			(58,047)
	(52,048)
	(24,458)
	Transfers of surrenders				(4,004)
	(8,705)
	(5,978)
	Transfers of death benefits
	Transfers of other terminations			(849)		(487)
	(5,006)
	Interfund and net transfers to general account	(127,754)	24,606

	7,231

		Net increase (decrease) in net assets from capital share
			transactions			112,386 	193,707
	254,677

Total increase (decrease) in net assets			88,064
	237,215
	277,682

Net assets at end of year					$655,058
	$566,994
	$329,779


Operations (6) side two (page 9)
American Century Variable Portfolios, Inc.
Capital Appreciation Portfolio				International
Portfolio
2000		1999		1998		2000		1999		1998

$- 		$- 		$- 		$4,498 		$- 		$1,827
34,775 				4,895 		67,255
	18,759

34,775 				4,895 		71,753
	20,586


672 		78 		41 		1,138 		550 		239
15,133 		3,625 		1,207 		43,128
	17,131
		5,145

18,970 		(3,703)		3,647 		27,487
	(17,681)
		15,202


336,962 	20,957 		(14,210)	377,907 	145,309 	18,863

(405,351)	248,994 	14,374 		(1,406,332)	1,131,790 	54,979


(68,389)	269,951 	164 		(1,028,425)	1,277,099 	73,842

$(49,419)	$266,248 	$3,811 		$(1,000,938)	$1,259,418
	$89,044

$831,750 	$217,542 	$73,008 	$3,387,853 	$1,177,307 	$199,713


(49,419)	266,248 	3,811 		(1,000,938)	1,259,418 	89,044


1,103,707 	273,950 	183,887 	2,563,900 	1,325,707 	1,002,411
(31,768)	(6,348)		(241)		(66,088)	(28,277)
	(5,436)
(134,431)	(55,524)	(29,375)	(399,364)	(243,441)	(82,794)
(29,108)	(4,395)		(13,744)	(106,462)	(76,073)
	(12,709)
						(8,402)		(659)
(13,427)					(9,996)		(529)
	(5,265)
937,301 	140,277 	196 		1,483,088 	(25,600)	(7,657)


1,832,274 	347,960 	140,723 	3,456,676 	951,128 	888,550

1,782,855 	614,208 	144,534 	2,455,738 	2,210,546 	977,594

$2,614,605 	$831,750 	$217,542 	$5,843,591 	$3,387,853 	$1,177,307


Operations (7) side one (page 10)
			American Century Variable Portfolios, Inc.

					Value Portfolio				Income
&
Growth Portfolio
2000		1999		1998		2000		1999	1998

Investment income:

	Dividend income	$15,145 	$8,547 		$1,367
	$3,768
		$18 	$39
	Capital gains distributions 38,754 	80,972 		16,326

				53,899 		89,519 		17,693
	3,768 		18 	39

	Expenses:
		Administrative expense	241 	166 		111 		101
	18

		Mortality and expense risk	11,759 	9,012 	3,549

	8,007 		2,297 	10

		Net investment income (loss)	41,899 	80,341
	14,033
		(4,340)	(2,297)	29

Realized and unrealized gains (losses) on investments:
	Net realized (losses) gains on investments (53,937)	(21,056)
(10,206)
	18,987 	11,286 		38
	Net unrealized appreciation (depreciation) on
			investments	265,786 	(91,791)	19,163
	(131,932)
	44,403 	1,125

		Net realized and unrealized gains (losses) on
			investments	211,849 	(112,847)	8,957
	(112,945)
	55,689 		1,163

		Net increase (decrease) in net assets resulting
			from operations	$253,748 	$(32,506)	$22,990
$(117,285)
	$53,392 	$1,192

Net assets at beginning of year	$1,149,267 	$778,580 	$139,559
	$543,814
	$32,520 	$-

Net increase (decrease) in net assets resulting from
		operations	253,748 	(32,506)	22,990
	(117,285)
	53,392 		1,192

Capital shares transactions:
	Net premiums	624,379 	604,324 	699,611 	715,067
	458,673
	30,706
	Transfers of policy loans	(12,949)	(26,391)	(11,530)
	(13,934)
	(4,650)
	Transfers of cost of insurance	(161,042)	(146,617)
	(82,653)
	(103,406)	(39,156) (128)
	Transfers of surrenders		(29,020)	(11,525)	(24,446)
	(27,368)
	(6,230)
	Transfers of death benefits	(441)				(17,555)
	Transfers of other terminations	(4,230)		(341)

	(3,299)		(1,700)
	Interfund and net transfers to general account	98,904
	(16,257)
	52,604 	134,963 	50,965 	750

		Net increase (decrease) in net assets from
			capital share transactions	515,601 403,193
616,031
702,023 	457,902   31,328

Total increase (decrease) in net assets	769,349  370,687 	639,021
	584,738
	511,294 	32,520

Net assets at end of year	  $1,918,616 	$1,149,267 	$778,580
	$1,128,552 	$543,814 	$32,520


Operations (7) side two (page 10)
Massachusetts Financial Services
VIT Emerging Growth Series		VIT Investors Trust Series	VIT
New
Discovery Series
2000	  1999	1998			2000	1999	1998		2000	1999
	1998
$252,972 	$- 	$- 		$8,442 	$271 	$- 		$17,599
	$- 	$-
					326 					4,805

252,972 				8,442 		597 		17,599
	4,805


1,363 		138 	4 		30 	14 				457
	8
49,357 		5,706 	46 		6,107 	1,242 	5

	12,907 	670 	1

202,252 	(5,844)	(50)		2,305 	659)	(5)
	4,235
	4,127 	(1)


451,575 	53,417 	146 		4,965 	1,508 	8
	27,588 	9,700 	15


(2,314,337)	660,695 	7,127 	(2,262)	13,099 	585
	(200,760)	61,765 	142


(1,862,762)	714,112 	7,273 	2,703 	14,607 	593
	(173,172)
	71,465 	157


$(1,660,510)	$708,268 	$7,223 	$5,008 	$13,948 	$588
	$(168,937)	$75,592   $156

$2,130,426 	$56,516    $- 	$327,730 	$11,356 	$- 	$260,546
	$1,975
	$-


(1,660,510)	708,268 	7,223 	5,008 	13,948 	588
	(168,937)
	75,592 	156


4,499,180   1,179,624 	47,502 		623,594 	306,592 	10,680
	1,454,717 	123,165
	1,842
(56,468)	(19,820)		(14,554)	(4,353)
	(21,864)
	(929)
(503,972)  (91,290)	(315)	(82,468)	(22,366)	(120)	(135,746)
	(9,233)
	(23)
(135,661)	(5,420)	(918)	(5,787)	(537)			(6,327)
	(20)
(9,143)				(162)
(21,846)		(2,518)				(1,773)
	(4,275)

3,171,711 	305,066 	3,024 	56,130 	23,090 	208
	1,180,010
	69,996


6,943,801 	1,365,642 	49,293 	574,980    302,426 	10,768
	2,466,515 	182,979 1,819

5,283,291 2,073,910 	56,516 	579,988 	316,374 	11,356
	2,297,578 	258,571   1,975

$7,413,717    $2,130,426    $56,516   $907,718   $327,730   $11,356
$2,558,124
$260,546 	$1,975


Operations (8) side one (page 11)
				Massachusetts Financial Services

						VIT Research Series
						2000		1999		1998

Investment income:
	Dividend income			$79,797 	$853 		$-
	Capital gains distributions				4,509

						79,797 		5,362

	Expenses:
		Administrative expense		446 		378 		54
		Mortality and expense risk	13,354 		5,028
	349

		Net investment income (loss)	65,997 		(44)
	(403)

Realized and unrealized gains (losses) on investments:
	Net realized gains (losses) on investments	72,697 	59,575

	909
	Net unrealized (depreciation) appreciation on
			investments		(300,949)	101,858 	41,025

		Net realized and unrealized (losses) gains on
				investments	(228,252)	161,433 	41,934

		Net (decrease) increase in net assets resulting
				from operations		$(162,255)	$161,389
	$41,531

Net assets at beginning of year				$938,619
	$245,451 	$-

Net (decrease) increase in net assets resulting from
		operations				(162,255)	161,389 	41,531

Capital shares transactions:
	Net premiums					1,177,630 	589,890
	204,167
	Transfers of policy loans			(21,881)	(8,835)
	(150)
	Transfers of cost of insurance			(121,224)
	(47,574)
	(2,238)
	Transfers of surrenders				(8,258)
	(5,062)
	(5,394)
	Transfers of death benefits			(97)
	Transfers of other terminations			(5,758)
	(205)
	Interfund and net transfers to general account	271,363 	3,565

	7,535

		Net increase (decrease) in net assets from capital share
				transactions		1,291,775 	531,779
	203,920

Total increase (decrease) in net assets			1,129,520
	693,168
	245,451

Net assets at end of year				$2,068,139 	$938,619
	$245,451



Operations (8) side two (page 11)
Lord, Abbett & Company
VC Mid-Cap			VC International
VC Growth Income Portfolio		Value Portfolio		Portfolio
2000	1999	1998			2000	1999			2000	1999

$10,969 	$7,938   $- 		$5,828 	$8 		$3,537
	$12
27,959 		22,490 			1,102 		437

10,969 		35,897 	28,318 	8 		4,639
	449

(983)		12 		 		55 				16
7,520 		2,097 		34 		1,855 		1
	769 		2

4,432 		33,788 	(34)		26,408 	7 		3,854
	447


(1,309)		9,389 		68 	13,595 	1
	(16,083)
	4

167,269 	(5,938)		(1,217)		85,277 	222
	(31,957)
	212

165,960 	3,451 		(1,149)		98,872 	223
	(48,040)
	216

$170,392 	$37,239 	$(1,183)	$125,280 	$230 	$(44,186)	$663

$443,354 	$63,724 	$- 	$6,486 	$- 	$5,519 	$-

170,392 	37,239 	(1,183)		125,280 	230 	(44,186)
	663

712,612 	348,427 	64,470 	575,908 	4,819 	135,149
	4,889
(6,742)		(3,471)				(5,060)
	(884)
(93,703)	(34,423)	(397)	(8,809)		(24)	(8,284)
	(33)
(6,799)		(101)		(6)	(77)
 (655)
(7,002)		(3,906)				(212)
232,474 	35,865 	840 	234,172 	1,461 		14,675

830,185 	342,391 	64,907 	795,922 	6,256 	140,656
	4,856

1,000,577 	379,630 	63,724 	921,202 	6,486 		96,470
	5,519

$1,443,931 	$443,354 	$63,724 	$927,688 	$6,486 	$101,989
	$5,519



Operations (9) (page 12)
			Fred Alger Management, Inc.
					MidCap		Leveraged		Small
			Growth	Growth		AllCap
	Capitalization
			2000		2000			2000			2000
Investment income:
	Dividend income$- 		$- 		$- 			$-
	Capital gains distributions
				- 		- 		- 			-

	Expenses:
		Administrative expense
		Mortality and expense risk	51 	189 		730
	29

		Net investment loss	(51)		(189)		(730)
	(29)

Realized and unrealized gains (losses) on investments:
	Net realized losses on investments		(19)	(861)	(4,134)
	(76)
	Net unrealized (depreciation) appreciation on
			investments		(2,644)		(910)	(66,798)
	(2,192)

		Net realized and unrealized losses on
				investments	(2,663)		(1,771)
	(70,932)
	(2,268)

		Net (decrease) increase in net assets resulting
			from operations	$(2,714)    $(1,960)	$(71,662)
	$(2,297)

Net assets at beginning of year	$- 	$- 	$- 		$-
Net (decrease) increase in net assets resulting from
		operations	(2,714)		(1,960)		(71,662)
	(2,297)

Capital shares transactions:
	Net premiums		37,082 	93,055 	207,014 	21,905
	Transfers of policy loans	62 	338 		(1,683)
	Transfers of cost of insurance	(921)	(2,063)
	(9,402)
	(681)
	Transfers of surrenders
	Transfers of death benefits
	Transfers of other terminations
	Interfund and net transfers to general account   47,314   147,622
	501,682 	14,236

		Net increase (decrease) in net assets from
			capital share transactions	83,537    238,952
	697,611
	35,460

Total increase (decrease) in net assets	80,823 	236,992
	625,949
	33,163

Net assets at end of year		$80,823 	$236,992 	$625,949
	$33,163



1.	Organization and Significant Accounting Policies

Organization
Midland National Life Separate Account A ("Separate Account"), a unit investment trust, is a segregated investment account of Midland National Life Insurance Company (the
"Company") in
accordance with the provisions of the Iowa Insurance laws. The assets and liabilities of the
Separate Account are clearly identified and distinguished from the other assets and liabilities of the
Company. The Separate Account is used to fund variable universal life insurance policies of the
Company. Walnut Street Securities serves as the underwriter of the Separate
Account.

Investments
The Separate Account invests in specified portfolios of Variable
Insurance
Products Fund
("VIPF"),  Variable Insurance Products Fund II ("VIPF II"), Variable
Insurance
Products Fund III
("VIPF III"), American Century Variable Portfolios, Inc. ("ACVP"),
Massachusetts
Financial
Services ("MFS"), Lord, Abbett & Company ("LAC"), and Fred Alger
Management
("FAM"),
(collectively "the Funds"), each diversified open-end management companies registered under the
Investment Company Act of 1940, as directed by participants.  The ACVP
Income &
Growth
portfolio, the MFS Emerging Growth, Investors Trust, New Discovery and Research portfolios as well as the LAC's Growth & Income portfolio were each introduced in 1998. The
LAC Mid-Cap
Value and International portfolios were introduced in 1999.  The VIPF
III Mid-
Cap portfolio and
the FAM Growth, MidCap Growth, Leveraged AllCap and Small Capitalization portfolios were introduced in 2000. All other portfolios have been in existence for more than three years.

Investments in shares of the Funds are valued at the net asset values (fair values) of the respective portfolios of the Funds corresponding to the investment portfolios of the
Separate Account.
Investment transactions are recorded on the trade date. Dividends are automatically reinvested in shares of the Funds.

Investment income is recorded when earned.  The first-in, first-out
(FIFO)
method is used to
determine realized gains and losses on investments. Dividend and capital gain distributions are recorded as income on the ex-dividend date.

Federal Income Taxes
The operations of the Separate Account are included in the federal income tax return of the
Company. Under the provisions of the policies, the Company has the right to charge the Separate
Account for federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax since, under current law, the
Company pays no tax
on investment income and capital gains reflected in variable annuity policy reserves. However, the
Company retains the right to charge for any federal income tax incurred which is attributable to the
Separate Account if the law is changed. Charges for state and local taxes, if any, attributable to the
Separate Account may also be made.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



2.	Expense Charges

The Company is compensated for certain expenses as described below. The rates of each applicable charge is described in the Separate Account's prospectus.

?	A contract administration fee is charged to cover the Company's record
keeping and other
administrative expenses incurred to operate the Separate Account. This fee is allocated to the individual portfolios of the Funds based on the net asset value of the portfolios in proportion to the total net asset value of the Separate Account.

?	A mortality and expense risk fee is charged in return for the
Company's
assumption of risks
associated with adverse mortality experience or excess administrative expenses in connection with policies issued. This fee is charged directly to the individual portfolios of the Funds based on the net asset value of the portfolio.

?	An annual charge is deducted from the Separate Account value at the end of
each contract year,
upon full withdrawal or at maturity.

?	A transfer charge is imposed on each transfer between portfolios of the
Separate Account in
excess of a stipulated number of transfers in any one contract year. A deferred sales charge may be imposed in the event of a full or partial withdrawal within the stipulated number of years.




Each management company of the Separate Account charges fees for their management advisory services as well as other operating expenses. The fees differ between companies and by portfolio within each company; however, the fees are generally calculated based on an annual rate applied to the average net asset of the respective portfolios. The effect of the fees are netted within the share value of the respective portfolios. The portfolio fee rates charged for the years ended December 31,
2000, 1999 and 1998, respectively, were as follows:

							2000		1999		1998

Variable Insurance Products Fund:
	Money Market Portfolio				0.35%		0.27%
	0.30%
	High Income Portfolio				0.68%		0.69%
	0.70%
	Equity-Income Portfolio				0.56%		0.57%
	0.58%
	Growth Portfolio				0.65%		0.66%		0.68%
	Overseas Portfolio       				0.89%		0.91%
	0.91%
	Midcap Portfolio 				0.74%
Variable Insurance Products Fund II:
	Asset Manager Portfolio			0.61%		0.63%		0.64%
	Investment Grade Bond Portfolio		0.54%		0.54%
	0.57%
	Index 500 Portfolio				0.28%		0.28%
	0.35%
	Contrafund Portfolio				0.66%		0.67%
	0.70%
	Asset Manager: Growth Portfolio		0.69%		0.71%
	0.73%
Variable Insurance Products Fund III:
	Balanced Portfolio 				0.58%		0.57%
	0.59%
	Growth & Income Portfolio 			0.58%		0.60%
	0.61%
	Growth Opportunities Portfolio 			0.68%		0.69%
	0.71%
American Century Variable Portfolios. Inc.:
	Balanced Portfolio				0.90%		0.90%
	0.97%
	Capital Appreciation Portfolio			0.98%		1.00%
	1.00%
	International Portfolio				1.23%		1.34%
	1.47%
	Value Portfolio					1.00%		1.00%
	1.00%
	Income and Growth Portfolio			0.70%		0.70%
	0.70%
Massachusetts Financial Services Investment Management:
	VIT Emerging Growth Series Portfolio		0.85%		0.84%
	0.85%
	VIT Investors Trust Series Portfolio 		0.87%		0.88%
	0.88%
	VIT New Discovery Series Portfolio		1.06%		1.07%
	1.17%
	VIT Research Series Portfolio			0.85%		0.86%
	0.86%
Lord, Abbett & Company:
	VC Growth & Income Portfolio			1.03%		0.87%
	0.51%
	VC Mid-Cap Value Portfolio			0.35%		1.10%
	1.10%
	VC International Portfolio 			0.35%		1.35%
	1.35%
Fred Alger Management, Inc.:
	Growth Portfolio 				0.79%
	MidCap Growth Portfolio 			0.84%
	Leveraged AllCap Portfolio			0.90%
	Small Capitalization Portfolio			0.90%



3.	Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the years ended
December 31, 2000, 1999, and 1998 were as follows:

			2000			1999			1998
Portfolio	Purchases	Sales	Purchases	Sales	Purchases	Sales

Variable Insurance Products
		Fund:
	Money Market Portfolio	$9,847,195 $11,509,370 $9,896,659
$7,970,815
	$3,703,516 $2,365,443
	High Income Portfolio	1,443,179 1,186,379 1,824,831
	1,385,584
2,203,912 	1,455,179
	Equity-Income Portfolio	    7,340,857 5,546,193 	7,965,654
4,794,190
8,012,948 	3,161,806
	Growth Portfolio  25,355,569 	11,191,050 	17,129,896 8,141,199
11,455,665
5,223,262
	Overseas Portfolio	3,523,825   1,789,948 2,174,003
1,681,065
2,210,743 	1,203,837
	Midcap Portfolio748,552 		7,069
Variable Insurance Products
		Fund II:
	Asset Manager Portfolio  2,619,108 2,150,828 2,532,079 2,064,769
2,586,539
	1,337,735
	Investment Grade Bond Portfolio  1,764,907 	1,486,223
1,050,248
645,964 643,163 	360,716
	Index 500 Portfolio  17,935,473 	10,256,549 16,723,521
	8,334,410
8,451,405 	2,654,171
	Contrafund Portfolio	14,780,381 6,507,119 9,846,069 4,168,776
6,631,801
	2,542,183
	Asset Manager: Growth Portfolio   2,193,146 1,158,787 2,054,380
935,989
1,849,012 575,429

Variable Insurance Products
		Fund III:
	Balanced Portfolio	840,669 415,882 941,456 305,117 732,611
	239,805
	Growth & Income Portfolio	3,349,793 1,862,678 3,551,997
	1,179,785 1,662,264 	300,895
	Growth Opportunities Portfolio	4,570,935 2,330,137 4,921,294
1,981,509 3,263,185 	699,754

American Century Variable
		Portfolios, Inc.:
	Balanced Portfolio	374,701 247,963 347,553 103,303 335,438
	74,354
	Capital Appreciation Portfolio	2,673,435 822,192 506,000
161,743
242,481 	98,110
	International Portfolio	4,589,204 	1,105,041 1,808,828 875,382
	1,186,094 	282,341
	Value Portfolio	966,441 	408,940 889,409 405,876 911,411
	281,349
	Income & Growth Portfolio	1,084,281 386,598 	678,607
223,003
	32,015 	657

Massachusetts Financial
		Services Investment Manager:
	VIT Emerging Growth Portfolio	9,219,279 	2,073,226 1,742,516
	382,718
50,012 	769
	VIT Investors Trust Portfolio	792,035 214,749 	387,674 	85,908
	10,927 	164
	VIT New Discovery Portfolio	3,133,817 	663,067 243,815 	56,708
	1,904 	86
	VIT Research Portfolio	1,825,679 	467,907 871,248 	339,513
216,124
	12,607

Lord, Abbett & Company:
	VC Growth & Income Portfolio	1,201,559 	365,878 500,032 123,853
	65,826 	952
	VC Mid-Cap Value Portfolio	924,865 102,535 	6,300 	36
	VC International Portfolio	192,432 	47,922 		5,338
	35

Fred Alger Management, Inc.:
	Growth Portfolio	84,790 		1,305
	MidCap Growth Portfolio247,794 		9,030
	Leveraged AllCap Portfolio	720,198 	23,316
	Small Capitalization Portfolio	36,251 	820
	$124,380,350 	$64,338,701 	$88,599,407 	$46,347,250
	$56,458,996 	$22,871,604



Purchases and sales in investment shares for the years ended December
31, 2000,
1999 and 1998
were as follows:

			2000			1999			1998
Portfolio		Purchases	Sales	Purchases	Sales	Purchases	Sales

Variable Insurance Products
		Fund:
	Money Market Portfolio	  9,847,195 11,509,370 9,896,659 7,970,815
3,703,516 	2,365,443
	High Income Portfolio	144,564 120,296 164,559 124,629
	182,097
	116,152
	Equity-Income Portfolio		315,337 235,482 313,424
	186,775
333,565 131,457
	Growth Portfolio	507,707 	225,256 381,116 178,000
	313,179
139,714
	Overseas Portfolio   151,766 	78,597 	103,293 	79,193
	113,804
	62,799
	Midcap Portfolio	37,990 		359
Variable Insurance Products
		Fund II:
	Asset Manager Portfolio  158,305 	129,095 146,117 117,834
	154,704
	79,053
	Investment Grade Bond Portfolio  147,562 123,640 	86,071
52,884
	51,234 		28,666
	Index 500 Portfolio	111,592 63,633 	111,080 55,072
	67,836
		21,228
	Contrafund Portfolio	581,041 258,098 	386,745 	163,454
317,045
	121,579
	Asset Manager: Growth Portfolio	136,158 72,547 	122,687
55,502
	119,343 	37,234

Variable Insurance Products
		Fund III:
	Balanced Portfolio	56,502 	27,838 	60,029 	19,428
	49,386 		16,180
	Growth & Income Portfolio	215,522 119,844 214,573 	71,198
	116,086 	20,914
	Growth Opportunities Portfolio	225,980 116,266 	218,119
87,815
	161,619 	34,583

American Century Variable
		Portfolios, Inc.:
	Balanced Portfolio	49,891 	32,572 	47,097 	13,854
	42,568 		9,349
	Capital Appreciation Portfolio	158,468 48,824 		47,674
	15,744 	27,753 		11,178
	International Portfolio	399,420 	99,227 	213,741 97,215
	163,237
37,932
	Value Portfolio	166,258 	71,763 	141,795 	64,329
	137,662
	42,112
	Income & Growth Portfolio	141,541 	50,790 	93,839
	30,659
	4,898 	101

Massachusetts Financial
		Services Investment Manager:
	VIT Emerging Growth Portfolio		261,458	60,547 	68,541
	15,021 	2,672 	40
	VIT Investors Trust Portfolio 	38,054 	10,229 	19,009
	4,195 	573 	8
	VIT New Discovery Portfolio	177,149 	38,224 	19,618
	4,724
	203 	9
	VIT Research Portfolio		79,581 	20,366 	43,802
	16,471
	13,680 	795

Lord, Abbett & Company:
	VC Growth & Income Portfolio		53,131 	16,401 	22,304
	5,508 	3,131 	45
	VC Mid-Cap Value Portfolio	71,891 	8,039 	664 	4
	VC International Portfolio	16,633 		5,184
	468
	3

Fred Alger Management, Inc.:
	Growth Portfolio	1,736 		26
	MidCap Growth Portfolio	8,036 		296
	Leveraged AllCap Portfolio	16,695 		563
	Small Capitalization Portfolio	1,446 		34
	14,278,609 	13,543,406 	12,923,024 	9,430,326 	6,079,791
	3,276,571



4.	Purchases and Sales of Investment Securities

Transactions in units for the years ended December 31, 2000, 1999, and 1998 were as follows:

			2000				1999				1998
Portfolio		Purchases	Sales	Purchases	Sales	Purchases	Sales

Variable Insurance Products Fund:
	Money Market Portfolio	815,529 	955,496 835,984 673,072
	295,836
	184,053
	High Income Portfolio	86,666 	73,713 	98,630 	71,545
	121,025 	66,129
	Equity-Income Portfolio	   327,330 246,257 	415,808 205,107
	455,774
	132,401
	Growth Portfolio	833,603 315,837 586,202 	232,604
	444,888
	159,955
	Overseas Portfolio	164,061 80,341 		118,026 80,859
	122,745
	60,018
	Midcap Portfolio	76,796 		674
Variable Insurance Products Fund II:
	Asset Manager Portfolio	91,881 	84,537 	104,912 	82,952
	102,475 	54,816
	Investment Grade Bond Portfolio	123,540 109,893 79,703 46,610
	44,592 	23,051
	Index 500 Portfolio	998,455 531,816 	961,899 	449,674
555,532
	157,217
	Contrafund Portfolio	688,714 	325,142 531,099 207,814
	438,316
156,194
	Asset Manager: Growth Portfolio   112,565 67,124 	123,754
	55,713
	126,892 38,975

Variable Insurance Products Fund III:
	Balanced Portfolio	58,963 	30,339 	68,029
	21,901
		60,349 	19,734
	Growth & Income Portfolio	189,359 113,336 	217,555 68,882
	121,924
	21,402
	Growth Opportunities Portfolio	291,637	161,811 323,436
	127,242
	251,295 52,957

American Century Variable
		Portfolios, Inc.:
	Balanced Portfolio	26,097 	17,205 	22,428
	7,567
		27,213 	6,100
	Capital Appreciation Portfolio	137,694 	40,430 	41,391
	13,397 	23,494 	9,333
	International Portfolio	249,744 	58,810 	128,347 	54,179
	98,873 	22,399
	Value Portfolio		73,148 	32,764 		63,016
	31,075
	74,591 	22,784
	Income & Growth Portfolio	83,766 	29,043 	52,996
	16,794 	2,779 	57

Massachusetts Financial Services
		Investment Manager:
	VIT Emerging Growth Portfolio		430,927 97,094 	115,425
	23,198
	4,556 	63
	VIT Investors Trust Portfolio	65,497 		17,224 	32,306
	6,476 	997 	14
	VIT New Discovery Portfolio	140,015 	30,232 	14,948
	3,365
	160 	7
	VIT Research Portfolio	118,678 	30,439 	68,564 	24,701
	22,120 	1,245

Lord, Abbett & Company:
	VC Growth & Income Portfolio	85,575 	23,843 	40,925
	13,578
	6,014 	84
	VC Mid-Cap Value Portfolio	66,754 	7,510 		634
	4
	VC International Portfolio	15,602 		4,851
	431
	3

Fred Alger Management, Inc.:
	Growth Portfolio	10,099 		148
	MidCap Growth Portfolio	28,262 		1,030
	Leveraged AllCap Portfolio	85,925 		2,663
	Small Capitalization Portfolio		4,263 		97




5.	Net Assets

Net assets at December 31, 2000, consisted of the following:

Accumulated
						Net Investment		Net
				Capital		Income and		Unrealized

				Share		Net Realized		Appreciation


Portfolio			Transactions		Gains		of
Investments
	Total

Variable Insurance Products Fund:
	Money Market Portfolio		$2,421,502 	$573,265 	$-
	$2,994,767
	High Income Portfolio		2,952,976 	696,122 	(879,264)
	2,769,834
	Equity-Income Portfolio		13,810,861 	6,156,975 	1,095,227
	21,063,063
	Growth Portfolio	30,226,338 	20,108,210 	(1,410,667)	48,923,881
	Overseas Portfolio	5,150,805 	2,215,222 	(541,236)
	6,824,791
	Midcap Portfolio		739,986 	1,220 	20,807
	762,013

Variable Insurance Products Fund II:
	Asset Manager Portfolio	4,218,968 	3,529,154 	(407,568)
	7,340,554
	Investment Grade Bond Portfolio	1,455,144 	301,351 	72,348
	1,828,843
	Index 500 Portfolio	25,286,076 	4,231,276 	(1,032,163)
	28,485,189
	Contrafund Portfolio	19,250,033 	5,638,219 	(1,206,039)
	23,682,213
	Asset Manager: Growth Portfolio   3,817,343 	945,124
	(545,362)
	4,217,105

Variable Insurance Products Fund III:
	Balanced Portfolio	1,577,518 	112,882 	(89,008)
	1,601,392
	Growth & Income Portfolio	5,093,214 	515,943 	(247,946)
	5,361,211
	Growth Opportunities Portfolio	7,736,867 	676,085
	(1,400,426)
	7,012,526

American Century Variable
		Portfolios, Inc.:
	Balanced Portfolio	612,052 	54,815 		(11,809)
	655,058
	Capital Appreciation Portfolio	2,399,871 	362,047
	(147,313)
	2,614,605
	International Portfolio		5,495,879 	566,623 	(218,911)
	5,843,591
	Value Portfolio		1,671,708 	51,538 		195,370
	1,918,616
	Income & Growth Portfolio	1,191,252 	23,704
	(86,404)
	1,128,552

Massachusetts Financial Services
		Investment Manager:
	VIT Emerging Growth Portfolio	8,358,736 	701,496 	(1,646,515)
	7,413,717
	VIT Investors Trust Portfolio	888,175 	8,122 	11,421
	907,718
	VIT New Discovery Portfolio	2,651,313 	45,664 	(138,853)
	2,558,124
	VIT Research Portfolio		2,027,473 	198,732 	(158,066)
	2,068,139

Lord, Abbett & Company:
	VC Growth & Income Portfolio	1,237,484 	46,385
	160,062
	1,443,931
	VC Mid-Cap Value Portfolio	802,178 		40,011
	85,499
		927,688
	VC International Portfolio	145,512 	(11,778)	(31,745)
	101,989

Fred Alger Management, Inc.:
	Growth Portfolio		83,537 		(70)		(2,644)
	80,823
	MidCap Growth Portfolio	238,952 		(1,050)		(910)
	236,992
	Leveraged AllCap Portfolio	697,611 	(4,864)
	(66,798)
	625,949
	Small Capitalization Portfolio		35,461 		(105)
	(2,193)		33,163

		$152,274,825 		$47,782,318 		$(8,631,106)

	$191,426,037
3/19
Midland National Life Insurance Company
Separate Account A
Statement of Assets
At December 31, 2000

The accompanying notes are an integral part of the financial statements.

7
Midland National Life Insurance Company
Separate Account A
Statement of Assets
At December 31, 2000

Midland National Life Insurance Company
Separate Account A
Statements of Operations and Changes in Net Assets
For the years ended December 31, 2000, 1999 and 1998







Midland National Life Insurance Company
Separate Account A
Statements of Operations and Changes in Net Assets
For the years ended December 31, 2000, 1999 and 1998

The accompanying notes are an integral part of the financial statements.

6






Midland National Life Insurance Company
Separate Account A
Statements of Operations and Changes in Net Assets
For the years ended December 31, 2000, 1999 and 1998

The accompanying notes are an integral part of the financial statements.

6
Midland National Life Insurance Company
Separate Account A
Statements of Operations and Changes in Net Assets
For the years ended December 31, 2000, 1999 and 1998

The accompanying notes are an integral part of the financial statements.

10
Midland National Life Insurance Company
Separate Account A
Statements of Operations and Changes in Net Assets
For the years ended December 31, 2000, 1999 and 1998

The accompanying notes are an integral part of the financial statements.

10
Midland National Life Insurance Company
Separate Account A
Statements of Operations and Changes in Net Assets
For the years ended December 31, 2000, 1999 and 1998

The accompanying notes are an integral part of the financial statements.

11
Midland National Life Insurance Company
Separate Account A
Statements of Operations and Changes in Net Assets
For the years ended December 31, 2000, 1999 and 1998

The accompanying notes are an integral part of the financial statements.

13
Midland National Life Insurance Company
Separate Account A
Statements of Operations and Changes in Net Assets
For the years ended December 31, 2000, 1999 and 1998

The accompanying notes are an integral part of the financial statements.

14






Midland National Life Insurance Company
Separate Account A
Statements of Operations and Changes in Net Assets
For the years ended December 31, 2000, 1999 and 1998

The accompanying notes are an integral part of the financial statements.

13
Midland National Life Insurance Company
Separate Account A
Notes to Financial Statements

Fin Sep Act A.txt

Report of Independent Accountants

The Board of Directors and Stockholder
Midland National Life Insurance Company:

In our opinion, the accompanying balance sheets and the related statements of income, stockholder's equity, and cash flows present fairly, in all material respects, the financial position of
Midland National Life Insurance Company (the "Company") at December 31, 2000 and 1999, and
the results of its operations and its cash flows for each of the three years in the period ended
December 31, 2000, in conformity with accounting principles generally accepted in the United
States of America. These financial statements are the responsibility of the Company's management; or responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United State of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are fee of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


March 9, 2001

PWC Opinion Gen Act.txt





ASSETS					       	2000		1999

Investments:
	Fixed maturities					$2,608,398 	$2,097,305
	Equity securities			      	396,109     364,462
	Policy loans					222,598 	217,012
	Short-term investments				201,858 	102,829
	Other invested assets				73,807 	 65,011

		Total investments		      	3,502,770 	2,846,619

Cash							      1,913 	2,105
Accrued investment income				48,836 	40,683
Deferred policy acquisition costs			554,426 	493,914
Present value of future profits of acquired businesses
                                                18,573 	23,473
Federal income tax asset				1,212 	30,415
Other receivables and other assets			36,197 	34,683
Separate accounts assets				437,000 	394,266

		Total assets				$4,600,927 	$3,866,158

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
	Policyholder account balances			$2,901,389 	$2,280,369
	Policy benefit reserves				429,496 	431,266
	Policy claims and benefits payable		34,395 	31,698
	Other liabilities					130,270 	100,139
	Separate account liabilities			437,000 	394,266

		Total liabilities				3,932,550 	3,237,738

Commitments and contingencies

Stockholder's equity:
	Common stock, $1 par value, 2,549,439 shares authorized,
			2,548,878 shares outstanding	2,549 	2,549
	Additional paid-in capital			33,707 	33,707
	Accumulated other comprehensive loss	(16,106)	(51,130)
	Retained earnings				     648,227 	643,294

		Total stockholder's equity		668,377 	628,420
		Total liabilities and stockholder's equity
                                         	$4,600,927   $3,866,158


				      2000		1999		1998

Revenues:
	Premiums	      	$95,349 	$98,169 	$94,495
	Interest sensitive life and investment product charges
                            160,609 	159,927 	159,115
	Net investment income	235,739 	225,642 	224,939
	Net realized investment losses
                             (7,372)	(9,751)	(6,489)
	Net unrealized (losses) gains on trading securities
                               (275)	(16,124)	2,847
	Other income		6,393 	4,691 	3,157

		Total revenue	490,443 	462,554 	478,064

Benefits and expenses:
	Benefits incurred	    148,750 	139,943 	137,313
	Interest credited to policyholder account balances
                            133,563 	127,786 	133,529

		Total benefits	282,313 	267,729 	270,842

Operating expenses (net of commissions and other expenses deferred)
                        	46,290 	46,283 	47,549
Amortization of deferred policy acquisition costs and present value of future
profits of acquired
businesses	                 60,368 	65,695 	66,189

Total benefits and expenses	388,971 	379,707 	384,580

Income before income taxes	101,472 	82,847 	93,484
Income tax expense		36,539 	29,004 	32,618

		Net income		$64,933 	$53,843 	$60,866



                                             Accumulated
            Additional				   Other
Less
      Total
Common	Paid-in		Comprehensive  Comprehensive Retained
Treasury
	Stockholder's
Stock		Capital		Income (Loss)  Income (Loss)Earnings
Stock
	Equity


Balance at December 31, 1997
 $2,549 	$33,707		$30,838 	$603,763 	$670,857


Comprehensive income:
	Net income
                              $60,866               	60,866 60,866
	Other comprehensive (loss):
Net unrealized loss on available-for-sale investments
                              (4,012)	(4,012)
	(4,012)


Total comprehensive income	$56,854





Dividends paid on common stock 			(15,000)

	(15,000)
Repurchase of minority interest shares

			$(178)		(178)


Balance at December 31, 1998	2,549 		33,707

	26,826 		649,629 	(178)		712,533


Comprehensive (loss):

	Net income					$53,843
	53,843
				53,843
	Other comprehensive (loss):
		Net unrealized loss on available-for-sale investments
	(77,956)
	(77,956)			(77,956)


		Total comprehensive (loss)				$(24,113)

Dividends paid on common stock

	(60,000)			(60,000)
Retirement of treasury stock

		(178)		178


Balance at December 31, 1999	2,549 		33,707
	(51,130)
		643,294 		- 	628,420


Comprehensive income:
	Net income							$64,933
	64,933
				64,933
	Other comprehensive income:
		Net unrealized gain on available-for-sale investments
	35,024
		35,024 				35,024


		Total comprehensive income
	$99,957


Dividends paid on common stock

	(60,000)			(60,000)


Balance at December 31, 2000		$2,549 		$33,707
	$(16,106)		$648,227 	$- 	$668,377



							2000		1999		1998

Cash flows from operating activities:
	Net income					$64,933 	$53,843
	$60,866
	Adjustments to reconcile net income to net cash
(used in) provided by operating activities:
		Amortization of deferred policy acquisition costs and
			present value of future profits of acquired
			businesses			60,368 	65,695
	66,189
		Net amortization of premiums and discounts on
			investments			(4,150)	(1,948)	4,325
		Policy acquisition costs deferred(151,930)(66,199)(54,611)
		Net realized investment losses	7,372	  9,751    	6,489
		Net unrealized losses (gains) on trading securities
                                                 275 	 16,124 (2,847)
		Net proceeds from (cost of) trading securities
                                     		15,011 (37,769)
		Deferred income taxes	      	(4,577)(2,808)(10,849)
		Net interest credited and product charges on
			universal life and investment policies
                                             (27,046) (32,140) (25,586)
		Changes in other assets and liabilities:
			Net receivables			(10,120)(21,756)
	21,365
			Net payables			 45,052 (6,926)
825
			Policy benefits	   		14,033  13,555	8,397
			Other					455    (646)	1,173

		Net cash (used in) provided by operating activities
                                               (5,335) 41,556
	37,967

Cash flows from investing activities:
	Proceeds from investments sold, matured or repaid:
		Fixed maturities		   571,872 	957,817 	1,405,391
		Equity securities		   295,377 	183,458 	304,589
		Other invested assets	   12,371         535       2,601
	Cost of investments acquired:
		Fixed maturities		(1,018,000)	(927,119)	(1,281,839)
		Equity securities		(305,655)	(294,286)	(451,181)
		Other invested assets	(21,167)	(28,498)	(10,346)
	Net change in policy loans	(5,586)	(3,745)	(11,138)
	Net change in short-term investments(99,029) 178,114 	355,337
	Net change in security lending		(50,500)	(257,625)
	Payment for purchase of insurance business, net of
cash acquired								(1,026)

		Net cash (used in) provided by investing activities
                                    	(569,817)	15,776
	54,763


							2000		1999		1998
Cash flows from financing activities:
	Receipts from universal life and investment products
                                         $1,003,901 	$355,962 $317,398
	Benefits paid on universal life and investment products
                                        (368,941)
	(351,943)(396,580)
	Dividends paid on common stock    (60,000)	(60,000) (15,000)
	Repurchase of minority interest shares				(178)

		Net cash provided by (used in) financing activities
                                             574,960  (55,981)(94,360)

(Decrease) increase in cash			(192)		1,351 (1,630)

Cash at beginning of year			2,105 	754 		2,384

Cash at end of year				$1,913 	$2,105 	$754

Supplemental disclosures of cash flow information:
	Cash paid during the year for:
		Interest					$73 	 $96        $119
		Income taxes, paid to parent		26,196 36,976
	45,980




1.	Summary of Significant Accounting Policies

Organization
Midland National Life Insurance Company ("Midland" or the "Company") is a wholly-owned subsidiary of Sammons Enterprises, Inc. ("SEI"). Midland operates predominantly in the individual life and annuity business of the life insurance industry. The
Company is licensed to
operate in 49 states and the District of Columbia.

Basis of Presentation
In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

The Company is subject to the risk that interest rates will change and cause a decrease in the value of its investments. To the extent that fluctuations in interest rates cause the duration of assets and liabilities to differ, the Company may have to sell assets prior to their maturity and realize a loss.

Investments
The Company is required to classify its fixed maturity investments (bonds and redeemable preferred stocks) and equity securities (common and nonredeemable preferred stocks) into three categories: securities that the Company has the positive intent and the ability to hold to maturity are classified as "held-to-maturity"; securities that are held for current resale are classified as
"trading securities"; and securities not classified as held-to-maturity or as trading securities are classified as "available-for-sale." Investments classified as trading or available-for-sale are required to be reported at fair value in the balance sheet. The Company has no securities classified as held-to-maturity.

Trading securities are held for resale in anticipation of short-term market movements. The
Company's trading securities are stated at market value. Gains and losses on these securities, both realized and unrealized, are included in the determination of net income. Net cost of or proceeds from trading securities are included in operating activities in the statements of cash flows.

Available-for-sale securities are classified as such if not considered trading securities or if there is not the positive intent and ability to hold the securities to maturity. Such securities are carried at market value with the unrealized holding gains and losses included as other comprehensive income in stockholder's equity, net of related adjustments to deferred policy acquisition costs, deferred income taxes and the accumulated unrealized holding gains (losses) on securities sold which are released into income as realized investment gains. Cash flows from available-for-sale security transactions are included in investing activities in the statements of cash flows.

For CMO's and mortgage-backed securities, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities.
When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments.
The net investment
in the security is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security. This adjustment is included in net investment income.



Policy loans and other invested assets are carried at unpaid principal balances.
Short-term
investments are carried at amortized cost, which approximates fair value.

Investment income is recorded when earned. Realized gains and losses are determined on the basis of specific identification of the investments.

When a decline in value of an investment is determined to be other than temporary, the specific investment is carried at estimated realizable value and its original book value is reduced to reflect this impairment. Such reductions in book value are recognized as realized investment losses in the period in which they were written down.

Recognition of Traditional Life and Health Revenue and Policy Benefits Traditional life insurance products include those products with fixed and guaranteed premiums and benefits. Life insurance premiums, which comprise the majority of premium revenues, are recognized as premium income when due. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contracts. This association is accomplished by means of the provision for policy benefit reserves and the amortization of deferred policy acquisition costs.

Liabilities for future policy benefits for traditional policies generally are computed by the net level premium method based on estimated future investment yield, mortality, morbidity, and withdrawals which were appropriate at the time the policies were issued or acquired.
Interest rate assumptions
range primarily from 6.25% to 11.25%.

Recognition of Revenue and Policy Benefits for Interest Sensitive Life
Insurance
Products
and Investment Contracts (Interest Sensitive Policies)
Interest sensitive policies are issued on a periodic and single premium basis.
Amounts collected are
credited to policyholder account balances. Revenues from interest sensitive policies consist of charges assessed against policyholder account balances for the cost of insurance, policy administration, and surrender charges. Revenues also include investment income related to the investments which support the policyholder account balances. Policy benefits and claims that are charged to expense include benefits incurred in the period in excess of related policyholder account balances. Benefits also include interest credited to the account balances.

Policy reserves for universal life and other interest sensitive life insurance and investment contracts are determined using the retrospective deposit method. Policy reserves consist of the policyholder deposits and credited interest less withdrawals and charges for mortality, administrative, and policy expenses. Interest crediting rates ranged primarily from 2.75% to 7.5% in 2000,
2.75% to 6.5% in
1999 and 3% to 6.5% in 1998. For certain contracts, these crediting rates extend for periods in excess of one year.



Equity Indexed Products
The Company has sold approximately $378,000 of annuity policies which have a policyholder return which is tied to a major equity market index. In order to fund these benefits the Company has invested in over-the-counter index (call) options which compensate the
Company for any
appreciation over the strike price and offsets the corresponding increase in the policyholder obligation. The Company classifies these derivative investments as "Other
Invested Assets" and
amortizes the cost against investment income over the term of the option. When the option matures, any value received by the Company is reflected as investment income
($396 in 2000)
which is offset by the amount credited to the policyholder ($427 in 2000). The following relates to
the options owned as of December 31, 2000:

					Notional amount	     $393,000
					Amortized cost		$12,690
					Market value		$7,885

Deferred Policy Acquisition Costs
Policy acquisition costs which vary with, and are primarily related to the production of new business, have been deferred to the extent that such costs are deemed recoverable from future profits. Such costs include commissions, policy issuance, underwriting, and certain variable agency expenses.

Deferred costs related to traditional life insurance are amortized over the estimated premium paying period of the related policies in proportion to the ratio of annual premium revenues to total anticipated premium revenues.

Deferred costs related to interest sensitive policies are being amortized over the lives of the policies
(up to 25 years) in relation to the present value of actual and estimated gross profits subject to regular evaluation and retroactive revision to reflect actual emerging experience.

Policy acquisition costs deferred and amortized for years ended
December 31 are
as follows:

						2000		1999		1998

Deferred policy acquisition costs, beginning
		of year			$493,914 	$417,164 	$416,767

Commissions deferred			133,330 	54,348 	44,072
Underwriting and acquisition expenses deferred
                                   18,600 	11,851 	10,539
Change in offset to unrealized gains and losses
                                   (35,950)	68,557 	3,766
Amortization				(55,468)	(58,006)	(57,980)

Deferred policy acquisition costs, end of year
                                    $554,426 	$493,914 	$417,164

To the extent that unrealized gains and losses on available-for-sale securities would result in an adjustment to the amortization pattern of deferred policy acquisition costs or present value of future profits of acquired businesses had those gains or losses actually been realized, the adjustments are recorded directly to stockholder's equity through other comprehensive income as an offset to the unrealized gains or losses.



Present Value of Future Profits of Acquired Businesses
The present value of future profits of acquired businesses ("PVFP") represents the portion of the purchase price of blocks of businesses which is allocated to the future profits attributable to the insurance in force at the dates of acquisition. The PVFP is amortized in relationship to the actual and expected emergence of such future profits. The composition of the PVFP for the years ended
December 31 is summarized below:

					        2000		1999		1998

Balance at beginning of year		$23,473 	$31,162 	$40,397

Adjustment to purchase price	      (1,026)
Amortization				(4,900)	(7,689)	(8,209)

Balance at end of year			$18,573 	$23,473 	$31,162

Retrospective adjustments of these amounts are made periodically upon the revision of estimates of current or future gross profits on universal life-type products to be realized from a group of policies. Recoverability of the PVFP is evaluated periodically by comparing the current estimate of future profits to the unamortized asset balance.

Based on current conditions and assumptions as to future events, the Company expects to amortize approximately 24% of the December 31, 2000 balance of PVFP in 2001, 22% in 2002,
20% in
2003, 5% in 2004, and 4% in 2005. The interest rates used to determine the amortization of the
PVFP purchased ranged from 5.5% to 6.5%.

Policy Claims and Benefits Payable
The liability for policy claims and benefits payable includes provisions for reported claims and estimates for claims incurred but not reported, based on the terms of the related policies and contracts and on prior experience. Claim liabilities are necessarily based on estimates and are subject to future changes in claim severity and frequency. Estimates are periodically reviewed and adjustments to such liabilities are reflected in current operations.

Federal Income Taxes
The Company is a member of SEI's consolidated United States federal income tax group. The policy for intercompany allocation of federal income taxes provides that the
Company compute the
provision for federal income taxes on a separate return basis. The Company makes payment to, or receives payment from, SEI in the amount they would have paid to, or received from, the Internal
Revenue Service had they not been members of the consolidated tax group. The separate Company provisions and payments are computed using the tax elections made by SEI.

Deferred tax liabilities and assets are recognized based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.



Separate Account
Separate account assets and liabilities represent funds held for the exclusive benefit of variable universal life and annuity contractholders. Fees are received for administrative expenses and for assuming certain mortality, distribution and expense risks. Operations of the separate accounts are not included in these financial statements.

Comprehensive Income
The Company follows the reporting concept of "Comprehensive Income" which requires the reporting of comprehensive income in addition to net income from operations.
Comprehensive
income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.
Comprehensive income for the Company includes net income and unrealized gains and losses
(other comprehensive income) on available-for-sale securities.

Security Lending
The Company periodically entered into agreements to sell and repurchase securities during 2000,
1999 and 1998. Securities out on loan are required to be 100% collateralized.
There were no such
agreements outstanding as of December 31, 2000 and 1999.

Treasury Stock
During the fourth quarter of 1998, the Company purchased its remaining outstanding minority shares from the lone minority stockholder for $178. In 1998 the shares were retained as treasury stock as a reduction to stockholder's equity and were retired during 1999.


2.	Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash, Short-Term Investments, Policy Loans and Other Invested Assets The carrying amounts reported in the balance sheets for these instruments approximate their fair values.

Investment Securities
Fair value for fixed maturity securities (including redeemable preferred stocks) are based on quoted market prices, where available. For fixed maturities not actively traded, fair values are estimated using values obtained from independent pricing services. In some cases, such as private placements and certain mortgage-backed securities, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value of equity securities are based on quoted market prices.



Investment-Type Insurance Contracts
Fair values for the Company's liabilities under investment-type insurance contracts are estimated using two methods. For those contracts without a defined maturity, the fair value is estimated as the amount payable on demand (cash surrender value). For those contracts with known maturities, fair value is estimated using discounted cash flow calculations using interest rates currently being offered for similar contracts with maturities consistent with the contracts being valued.

These fair value estimates are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in some cases, could not be realized in the immediate settlement of the instruments. Certain financial liabilities (including non investment-type insurance contracts) and all nonfinancial instruments are excluded from the disclosure requirements.
Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The carrying value and estimated fair value of the Company's financial instruments are as follows:

				December 31, 2000			December 31, 1999
				Carrying	Estimated		Carrying
	Estimated
				Value		Fair Value		Value		Fair
Value

Financial assets:
Fixed maturities, available-
for-sale		     $2,608,398 	$2,608,398   $2,097,305 $2,097,305
	Equity securities, available-
for-sale		      396,109 	396,109 	    293,892 293,892
	Equity securities, trading			     70,570	70,570
	Policy loans	222,598 	222,598         217,012 217,012
	Short-term investments	201,858 	201,858   102,829 102,829
	Other investments	  73,807 	73,807 	    65,011	65,011

Financial liabilities:
	Investment-type insurance
		contracts	1,395,626 	1,258,609 	    810,219 796,148



3.	Investments and Investment Income

Fixed Maturities and Equity Security Investments
The amortized cost and estimated fair value of fixed maturities and equity securities classified as available-for-sale are as follows:

							December 31, 2000
					            Gross		Gross
					            Unrealized	Unrealized
	Estimated
					Amortized	Holding	Holding	Fair
					Cost		Gains		Losses	Value


Fixed maturities:


	U.S. Treasury and other U.S. Government
corporations and agencies	$129,243 	$9,195 	$54 	$138,384
	Corporate securities	1,571,682 	29,799   75,109 	1,526,372
	Mortgage-backed securities 928,398 	10,366   10,186 	928,578
	Other debt securities	   14,860 	   224  	20 	15,064

	Total fixed maturities 	 2,644,183 	49,584   85,369 	2,608,398

Equity securities			   397,546 	21,768    23,205 	396,109

	Total available-for-sale $3,041,729 $71,352 $108,574  $3,004,507


							December 31, 1999
            					Gross		Gross
		             			Unrealized	Unrealized
	Estimated
					Amortized	Holding	Holding	Fair
					Cost		Gains		Losses	Value

Fixed maturities:
	U.S. Treasury and other U.S. Government
corporations and agencies   $142,991 	$1,619     $2,512
$142,098
	Corporate securities 1,156,301 	8,186		76,620
1,087,867
	Mortgage-backed securities 885,155 	475 		33,348
852,282
	Other debt securities	14,861 	225 		28
	15,058

	Total fixed maturities	2,199,308 	10,505    112,508
2,097,305

Equity securities			318,944 	11,521     36,573
293,892

	Total available-for-sale $2,518,252 $22,026  $149,081
$2,391,197

The cost of the equity securities classified as trading securities was
$84,509
at December 31, 1999.
During 2000, the Company did not acquire any securities which it classified as trading securities.
In the fourth quarter of 2000 the Company determined that the remaining securities designated as trading securities were no longer held for current resale and as a result reclassified these securities as available-for-sale securities at the market value on the date of transfer of
$45,606.  The Company
had previously reflected the unrealized gains and losses related to these securities in the determination of net income.



The unrealized depreciation on the available-for-sale securities in 2000 and
1999 is reduced by
deferred policy acquisition costs and deferred income taxes and is reflected as accumulated other comprehensive income in the statements of stockholder's equity:

						2000		1999

Net unrealized depreciation		$(37,222)	$(127,055)
Deferred policy acquisition costs	  12,443 		48,393
Deferred income taxes		         8,673 		27,532

Accumulated other comprehensive loss  $(16,106)		$(51,130)

The other comprehensive income (loss) is comprised of the change in unrealized gains (losses) on available-for-sale fixed maturities and equity security investments arising during the period less the realized losses included in income, deferred policy acquisition costs and deferred income taxes as follows:

							2000		1999		1998

Unrealized holding gains (losses) arising in the current period:
	Fixed maturities			   $60,815    $(155,733)  $(11,399)
	Equity securities			    21,644      (42,539)  (5,025)
	Less reclassification
adjustment for
losses released into income	           7,374 		9,783   6,484
	Less DAC impact			   (35,950)	     68,557     	3,766
	Less deferred income tax effect  (18,859)  	41,976 	2,162

		Net other comprehensive income (loss)
                                     $35,024 	   $(77,956)
$(4,012)

The amortized cost and estimated fair value of available-for-sale fixed maturities at December 31,
2000, by contractual maturity, are as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

							Amortized		Estimated
							Cost			Fair Value

Due in one year or less				$15,497 		$15,598
Due after one year through five years	385,424 		384,976
Due after five years through ten years	481,282 		491,495
Due after ten years				833,582 		787,752
Securities not due at a single maturity date (primarily
mortgage-backed securities)		      928,398 		928,577

		Total fixed maturities		$2,644,183 		$2,608,398


Investment Income and Investment (Losses) Gains
Major categories of investment income are summarized as follows:

				       	2000		1999		1998

Gross investment income:
	Fixed maturities			$185,212 	$168,511 	$173,475
	Equity securities	       	36,727 	31,366 	22,563
	Policy loans			16,237 	15,913 	15,331
	Short-term investments		11,241 	10,690 	24,308
	Other invested assets		1,989 	3,202 	2,730

	Total gross investment income	251,406 	229,682 	238,407

Investment expenses	      	15,667 	4,040 	13,468

	Net investment income		$235,739 	$225,642 	$224,939

Investment expenses for 2000 reflect amortization of investment options acquired of $10,200.

The major categories of investment gains and losses reflected in the income statement are summarized as follows:

			2000			1999			1998
			Unrealized -		Unrealized -
	Unrealized -
			Trading          		Trading
Trading
    Realized	Securities	Realized	Securities	Realized
	Securities

Fixed maturities
     $(5,404)	       	$(3,668)	       	$185
Equity securities
	(1,970)	$(275)	(6,115)	$(16,124)	(6,669)
	$2,847
Other
         	2 		          32      			(5)

	Net investment
	(losses) gains
       $(7,372)	$(275)	$(9,751)	$(16,124)	$(6,489)
	$2,847

Proceeds from the sale of available-for-sale securities and the gross realized gains and losses on these sales (excluding maturities, calls and prepayments) during 2000, 1999, and
1998 were as
follows:

		2000				1999				1998
		Fixed				Fixed				Fixed
		Maturities	Equity	Maturities	Equity	Maturities
	Equity

Proceeds from sales
         	$433,163 	$267,944 	$629,645 	$168,763 	$744,300
	$304,589
Gross realized gains
         	7,356 	8,926 	4,579 	1,514 	7,527
	442
Gross realized losses
         	(1,140)	(7,035)	(8,443)	(3,265)	(7,313)
	(6,303)


Other
At December 31, 2000 and 1999, securities amounting to $4,191 and
$14,986,
respectively, were
on deposit with regulatory authorities as required by law.

The Company generally strives to maintain a diversified invested assets portfolio. Other than investments in U.S. Government or U.S. Government Agency or Authority, the
Company had no
investments in one entity which exceeded 10% of stockholder's equity at December
31, 2000,
except for the following investment with the following carrying value:

	Norwest Asset Sec. Corp	$71,405


4.	Income Taxes

The significant components of the provision for federal income taxes are as follows:

   					2000		1999		1998

Current	       		$41,116 	$31,812 	$43,467
Deferred				(4,577)	(2,808)	(10,849)

	Total federal income tax expense $36,539 $29,004 $32,618

Income tax expense differs from the amounts computed by applying the U.S.
Federal income tax
rate of 35% to income before income taxes as follows:

						  2000     	1999	 1998

At statutory federal income tax rate  $35,515 	$28,997 $32,720
Dividends received deductions	      (1,207)	(522)	   (191)
Other, net					2,231 	529    	89

		Total federal income tax expense
                                   $36,539	$29,004  $32,618

The federal income tax asset as of December 31 is comprised of the following:

					      		2000		1999

Net deferred income tax asset		       	$(9,033)	$(23,315)
Income taxes currently payable (receivable)	7,821         (7,100)

		Federal income tax asset		$(1,212)	$(30,415)


The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31 are as follows:

                    						2000		1999

Deferred tax liabilities:
	Present value of future profits of acquired business
                                                     $6,501
	$8,216
	Deferred policy acquisition costs			141,659
124,098

		Total deferred income tax liabilities	148,160
132,314

Deferred tax assets:
	Policy liabilities and reserves			131,756
106,069
	Investments						       21,453
	48,599
	Other, net					           	3,984     	961
		Total gross deferred income tax assets	157,193   155,629

		Net deferred income tax asset			$(9,033)
$(23,315)

Prior to 1984, certain special deductions were allowed life insurance companies for federal income tax purposes. These special deductions were accumulated in a memorandum tax account designated as "Policyholders' Surplus." Such amounts will usually become subject to tax at the then current rates only if the accumulated balance exceeds certain maximum limitations or certain cash distributions are deemed to be paid out of this account. As a result of an
Internal Revenue
Service examination with respect to a prior period transaction, approximately
$8,000 was treated as
a deemed payment from this memorandum account. It is management's opinion that further deemed payments from this account are not likely to occur. Accordingly, no provision for income tax has been made on the approximately $58,000 balance in the policyholders' surplus account at
December 31, 2000.


5.	Reinsurance

The Company is involved in both the cession and assumption of reinsurance with other companies.
Reinsurance premiums and claims ceded and assumed for the years ended
December
31 are as
follows:

2000				1999				1998
Ceded	Assumed		Ceded	Assumed	     Ceded	Assumed

Premiums
$33,355 $5,246 		$20,244 $4,910     	$20,280 	$6,106


Claims
17,607 4,987 		10,529 4,777 	     11,495 	5,954



The Company generally reinsures the excess of each individual risk over $500 on ordinary life
policies in order to spread its risk of loss. Certain other individual health contracts are reinsured on a policy-by-policy basis. The Company remains contingently liable for certain of the liabilities ceded in the event the reinsurers are unable to meet their obligations under the reinsurance agreement.

Premiums and benefits incurred are stated net of the amounts of premiums and claims assumed and ceded. Policyholder account balances, policy benefit reserves, and policy claims and benefits payable are reported net of the related reinsurance receivables. These receivables are recognized in a manner consistent with the liabilities related to the underlying reinsured contracts.


6.	Statutory Financial Data and Dividend Restrictions

In 1999, the Company redomesticated in Iowa and its statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the insurance department of the domiciliary state. "Prescribed" statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National
Association of Insurance Commissioners ("NAIC"). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed. Such practices differ from state to state and company to company.

Generally, the net assets of the Company available for distribution to its stockholders are limited to the amounts by which the net assets, as determined in accordance with statutory accounting practices, exceed minimum regulatory statutory capital requirements. All payments of dividends or other distributions to stockholders are subject to approval by regulatory authorities. The maximum amount of dividends which can be paid by the Company during any 12-month period, without prior approval of the insurance commissioner, is limited according to statutory regulations and is a function of statutory equity and statutory net income (generally, the greater of statutory-basis net gain from operations or 10% of prior year-end statutory-basis surplus). The
Company paid a
statutory stockholder dividend of $60,000 and $126,000 in 2000 and 1999, respectively.  Dividends
payable in 2001 up to $60,000 will not require prior approval of regulatory authorities.

The statutory net income of the Company for the years ended December
31, 2000
and 1999 is
approximately $64,000 and $69,000, respectively, and capital and surplus at
December 31, 2000
and 1999 is approximately $365,000 and $386,000, respectively, in accordance with statutory accounting principles.

In 1998, the NAIC adopted the Codification of Statutory Accounting Principles guidance, which replaces the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting as of January 1, 2001. The Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas. The
Iowa Insurance Division has adopted the Codification guidance, effective January
1, 2001.  The
effect of adoption on the Company's statutory surplus is expected to increase surplus by approximately $40 million (unaudited), primarily as a result of recording deferred tax asset, reestablishment of a goodwill asset, elimination of the cost-of-collections liability, and non-admission of certain assets.




7.	Employee Benefits

The Company participates in qualified pensions and other postretirement benefit plans sponsored by SEI. The Company also provides certain postretirement health care and life insurance benefits for eligible active and retired employees through a defined benefit plan. The following table summarizes the benefit obligations, the fair value of plan assets and the funded status as of
December 31, 2000 and 1999. The amounts reflect an allocation of the Company's portion of the
SEI plan:

					Pension Benefits		Other Benefits
					2000		1999		2000		1999

Benefit obligation at December 31
                             $9,012      $6,421     $1,218
	$1,327
Fair value of plan assets at December 31	3,754 		3,962

Funded status at December 31	$(5,258)	$(2,459)	$(1,218)$(1,327)

Accrued benefit liability recognized in financial statements
                         	$2,034 	$1,292 	$1,648
	$1,650

The Company's postretirement benefit plan is not funded; therefore, it has no plan assets.
The amounts of contributions made to and benefits paid from the plan are as follows:

                        Pension Benefits		Other Benefits
                         2000		1999		2000		1999

Employer contributions	      			$112 		$123
Employee contributions					54 		57
Benefit payments		$173 		$184 		166 		180

The following table provides the net periodic benefit cost for the years ended
2000, 1999, and 1998:

Pension Benefits				Other Benefits
2000		1999		1998		2000		1999		1998
Net periodic benefit costs
$742 		$676 	      $524 		$110 	       $123		$126

The assumptions used in the measurement of the Company's benefit obligations are shown in the following table:

					Pension Benefits		Other Benefits
					2000		1999		2000		1999
Weighted-average assumptions as of
December 31:
	Discount rate		7.50%		7.75%		7.50%		7.75%
	Expected return on plan assets
                            	8.75%		8.75%		N/A		N/A
	Rate of compensation increase
                  		4.25%		4.25%		N/A		N/A




For measurement purposes, a 6% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease gradually each year to a rate of 4.5% for 2006 and remain at that level thereafter.

The Company also participates in a noncontributory Employee Stock
Ownership Plan
("ESOP")
which is qualified as a stock bonus plan. All employees are eligible to participate in this plan upon satisfying eligibility requirements. The ESOP is sponsored by SEI. Each year the Company makes a contribution to the ESOP as determined by the Board of SEI. The contributions to the ESOP for
2000, 1999, and 1998 were $1,191, $1,375, and $1,381, respectively.
The expense
for 2000, 1999,
and 1998 was $2,917, $1,306, and $1,725, respectively.  All
contributions to the
ESOP are held in
trust.


8.	Commitments and Contingencies

Lease Commitments
Midland's home office building has been conveyed to the City of Sioux
Falls,
South Dakota, and
leased back in a transaction in which the City issued $4,250 of Industrial
Revenue Bonds for face
value. The bonds are collateralized by $2,079 of Midland's investments in government bonds. The lease includes a purchase option under which Midland may repurchase the building upon repayment of all bonds issued. The lease terms provide for 10 annual payments equivalent to principal of $425 beginning in 1993 and semiannual payments through 2002 in amounts equivalent
to interest at 5.5% on the outstanding revenue bond principal. The ownership of the building passes to the Company at the end of the agreement. The building and land costs have been capitalized and are carried as part of other assets and the lease obligation as part of other liabilities.

The Company also leases certain equipment and office space. Rental expense on operating leases amounted to $2,365, $2,004, and $1,511 for the years ended December 31, 2000,
1999, and 1998,
respectively. The minimum future rentals on capital and operating leases at
December 31, 2000,
are as follows:

Year Ending December 31		Capital 	Operating		Total

				2001	$466 		$1,916 		$2,382
				2002	442 		1,495 		1,937
				2003	            1,132 		1,132
				2004			  795 		795
				2005			  799 		799
				Thereafter		3,408 		3,408
	Total				908 		$9,545 		$10,453

Less amount representing interest
                   		58
Present value of amounts due under capital leases
                             $850



Other Contingencies
The Company is a defendant in various lawsuits related to the normal conduct of its insurance business. Litigation is subject to many uncertainties and the outcome of individual litigated matters is not predictable with assurance; however, in the opinion of management, the ultimate resolution of such litigation will not materially impact the Company's financial position.


9.	Other Related Party Transactions

The Company pays fees to SEI under management contracts. The Company was charged $3,880,
$3,022, and $1,552 in 2000, 1999, and 1998, respectively, related to these contracts.

The Company pays investment management fees to an affiliate (Midland
Advisors
Company).  Net
fees related to these services were $1,781, $1,688, and $1,855 in 2000, 1999, and 1998,
respectively.

The Company provides certain insurance and non-insurance services to North
American Company
for Life and Health Insurance ("North American"). The Company was reimbursed
$6,076, $4,786,
and $1,465 in 2000, 1999, and 1998, respectively, for the costs incurred to render such services.

In 1998, the Company sold certain securities to North American at the current market value of
$15,856, incurring a realized loss of $2,736. In addition, the Company acquired securities totaling
$22,679 from North American.


10.	Mortgage Loan Operations

In January 1999, the Company acquired a mortgage loan operation whose primary business was to underwrite, originate and resell mortgage loans with the intent of dividending the remaining net assets to SEI during 1999. Effective December 1, 1999, this operation was dividended to SEI at the remaining value of the underlying assets. Due to the temporary nature of the transaction, the capital contributed of $67,554, the losses for the 11 months of $1,602, and the ultimate dividend have been excluded from the financial statements.


11.	Recently Issued Accounting Standards

Statement of Financial Accounting Standards No. 133, "Accounting for
Derivative
Instruments and
Hedging Activities" ("SFAS #133") requires all derivative instruments to be recorded on the balance sheet at estimated fair value beginning in 2001. Changes in the fair value of derivative instruments are to be recorded either in current operations or other comprehensive income, depending on the type of derivative and how it is used. The Company's derivatives consist primarily of liability options tied to major equity indexes and related investment options. The
Company has analyzed the impact of adopting SFAS #133 and does not believe it will have a material impact on its financial statements.


Midland National Life Insurance Company
Index to Financial Statements




Midland National Life Insurance Company
Balance Sheets
At December 31, 2000 and 1999
(Amounts in thousands, except share and per share amounts)

The accompanying notes are an integral part of the financial statements.

2
Midland National Life Insurance Company
Statements of Income
For the years ended December 31, 2000, 1999 and 1998
(Amounts in thousands)

The accompanying notes are an integral part of the financial statements.

3
Midland National Life Insurance Company
Statements of Stockholder's Equity
For the years ended December 31, 2000, 1999 and 1998
(Amounts in thousands)

The accompanying notes are an integral part of the financial statements.

5
Midland National Life Insurance Company
Statements of Cash Flows
For the years ended December 31, 2000, 1999 and 1998
(Amounts in thousands)

Midland National Life Insurance Company
Notes to Financial Statements
(Amounts in thousands)

24
Midland National Life Insurance Company
Notes to Financial Statements
(Amounts in thousands)

FinGenAct.txt



                                    PART II


                          UNDERTAKING TO FILE REPORTS


     Subject to the terms and conditions of Section 15(d) of the Securi-

ties Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.


                              RULE 484 UNDERTAKING


    Insofar as indemnification for liability arising under the Securities

Act of 1933 may be permitted to directors, officers and controlling per-

sons of the registrant pursuant to the foregoing provisions, or other-

wise, the registrant has been advised that in the opinion of the Securi-

ties and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnifi-

cation by it is against public policy as expressed in the Act and will be governed by the final jurisdiction of such issue.

UNDRTAKE.txt

REPRESENTATIONS PURSUANT TO SECTION 26 (e) OF THE INVESTMENT COMPANY ACT

Midland National Life Insurance Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Midland National Life Insurance Company.

S6FORM.TXT

                      CONTENTS OF REGISTRATION STATEMENT
                      ----------------------------------

This Registration Statement comprises the following Papers and
Documents:

    The facing sheet.

    The prospectus consisting of 51 pages.

    The undertaking to file reports.

    Representations pursuant to Section 26(e) of the Investment
       Company Act.

    The signatures.

    Written consents of the following persons:

    (a)  Jack L. Briggs  2

    (b)  Sutherland Asbill & Brennan L L P   10

    (c)  PricewaterhouseCoopers  L L P   10

    (d)  Timothy A. Reuer 10

    The following exhibits:

1. The following exhibits correspond to those required by paragraph A of the instructions as to the exhibits in Form N-8B-2:

    (1)  Resolution of the Board of Directors of Midland National Life

         establishing the Separate Account A.   4

    (2)  Not applicable.

    (3)  (a)  Principal Underwriting Agreement.   2

         (b)  Selling Agreement.   2

         (c)  Commission schedule.   9

    (4)  Not applicable.
    (5) Form of Contract.   9

    (6)  (a)  Articles of Incorporation of Midland National Life.    4

         (b)  By-Laws of Midland National Life.   4

    (7)  Not applicable.

    (8)  (a)  Participation Agreements for Fidelity Distributors

              Corporation/Variable Insurance Products Fund,

              and Variable Products Fund II.   3

         (b)  Amendments to Participation Agreements for Fidelity

              Distributors Corporation/Variable Insurance Products Fund,

              and Variable Products Fund II.   3

         (c)  Participation Agreement for Fidelity Distributors

              Corporation/Variable Insurance Products Fund III.   4

(d) Participation Agreement for American Century Investment

              Services, Inc.   3

         (e)  Participation Agreement for Lord Abbett Series Funds, Inc.
5

(e) Amendments to Participation Agreement for Lord Abbett

              Series Funds, Inc. 6

(f) Participation Agreement for Massachusetts Financial Variable

              Insurance Trusts.    5

(h) Participation Agreement for Fred Alger Management, Inc.  8

(i) Amendments to Participation Agreement for Fidelity Distributors

     Corporation/Variable Insurance Products Fund III.  8

    (9)  Not applicable.

   (10)  Application Form.   7

   (11) Memorandum describing Midland National Life's issuance, transfer

         and redemption procedures for the Contract.   1

2.  See Exhibit 1(5).
    ---

3.  Opinion and Consent of Jack L. Briggs.   2

4.  No financial statements are omitted from the Prospectus pursuant to

     Instruction 1(b) or (c) or Part I.

5.  Not applicable.

6.  Opinion and Consent of Timothy A. Reuer.  10

7.  Consent of Sutherland Asbill & Brennan L L P   10

8.  Consent of PricewaterhouseCoopers  L L P   10



1      Filed previously in Post-Effective Amendment No. 4 on April 10,
1990
         for Form S-6 File No. 33-16354.
2      Filed previously in Pre-Effective Amendment No. 1 for Form S-6
File
         No. 333-14061 on January 31, 1997.
3      Filed previously in Pre-Effective Amendment No. 2 for Form S-6
File
         No. 333-14061 on April 23, 1997.
4      Filed previously in Post Effective Amendment No. 1 for Form S-6
File
         No. 333-14061 on April 28, 1998.
5      Filed previously in Post Effective Amendment No. 3 for Form S-6
File
         No. 333-14061 on April 29, 1999.
6      Filed previously in Pre-Effective Amendment No. 1 for Form S-6
File
         No. 333-80975 on August 31, 1999.
7      Filed previously in Post-Effective Amendment No. 4 for Form S-6
File
         No. 333-14061 on February 17, 2000.
8      Filed previously in Post-Effective Amendment No. 6 for Form S-6
File
         No. 333-14061 on February 15, 2001.
9      Filed previously in the Initial Filing for Form S-6 File No. 333-
58300
       on April 4, 2001.
10     Filed Herein.


--------------

CONAVUL1.txt


                             SIGNATURES
                             __________


    Pursuant to the requirements of the Securities Act of 1933, the registrant, Midland National Life Separate Account A, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed, all in Sioux Falls, South Dakota, on the 3rd day of May, 2001.

                                    Midland National Life Separate
Account A

   (Seal)                By:  Midland National Life Insurance Company


                         By:_/s/ Michael M. Masterson__
                                 President


    Pursuant to the requirements of the Securities Act of 1933, Midland National Life Insurance Company has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed, all in Sioux Falls, South Dakota on the 3rd day of May 2001.


   (Seal)                      By:  Midland National Life Insurance
Company


                               By:__/s/ Michael M. Masterson ____
                                    President


   Signature                   Title                           Date
   ---------                   -----                           ----

   /s/_ Michael M. Masterson   Director, Chairman of the       May 3,
2001
   Michael M. Masterson        Board, Chief Executive
                               Officer and President

   _/s/ John J. Craig II       Director, Executive Vice        May 3,
2001
   John J. Craig II            President and Chief
                               Operating Officer

   _/s/ Steven C. Palmitier    Director, Senior Vice           May 3,
2001
   Steven C. Palmitier         President and Chief
                               Marketing Officer

   _/s/ Stephen P. Horvat, Jr. Director, Senior Vice           May 3,
2001
   Stephen P. Horvat, Jr.      President - Legal

   _/s/ Donald J. Iverson      Director, Senior Vice           May 3,
2001
   Donald J. Iverson           President and Corporate
                               Actuary

   _/s/ Thomas M. Meyer        Senior Vice President           May 3,
2001
   Thomas M. Meyer             and Chief Financial
                               Officer

   _____________________       Director, Chief Executive       May 3,
2001
   Robert W. Korba             Office and President of
                               Sammons (Parent Company of
                               Midland National Life
                               Insurance Company)


AVULSIG.TXT

                                               Registration No. 333-
58300

________________________________________________________________________
________
------------------------------------------------------------------------
--------





                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                      ____________________________________


                                    EXHIBITS

                                       TO

                                    FORM S-6

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                                      FOR

                    MIDLAND NATIONAL LIFE SEPARATE ACCOUNT A

                                      AND

                    MIDLAND NATIONAL LIFE INSURANCE COMPANY


                      ____________________________________










________________________________________________________________________
________
------------------------------------------------------------------------
--------

EXHAVUL.TXT

EXHIBIT INDEX




     Exhibit
     _________


     6. Opinion and Consent of Timothy A. Reuer

     7. Consent of Sutherland Asbill & Brennan L L P

     8. Consent of PricewaterhouseCoopers L L P

IndAVUL1.txt





                                   May 3, 2001

Midland National Life Insurance Company
One Midland Plaza
Sioux Falls, SD 57193

Gentlemen:
    This opinion is furnished in connection with the filing of Pre-effective Amendment No. 1 to Registration Statement No. 333-58300 on Form S-6 ("Registration Statement") which covers premiums expected to be received under the flexible premium Advanced Variable Universal Life Insurance policy ("Policy") to be offered by Midland National Life Insurance
Company. The Prospectus included in the Registration Statement describes policies which will be offered by Midland in each State where they have been approved by appropriate State insurance authorities. The policy form was prepared under my direction, and I am familiar with the Registration Statement and Exhibits thereto. In my opinion:

         The illustrations of death benefits, contract fund and accumulated premiums in Appendix A of the Prospectus included in
         the Registration Statement (the "Prospectus"), based on the assumptions stated in the illustrations, are consistent with the
         provisions of the Contract. The rate structure of the Contract has not been designed so as to make the relationship between premiums and benefits, as shown in the illustrations, appear to be correspondingly more favorable to prospective purchasers of Contracts aged 35 in the underwriting classes illustrated than to prospective purchasers of Contracts at other ages or underwriting classes.

     I hereby consent to the filing of this opinion as an Exhibit to the Registration Statement.

                                   Sincerely,



                                   /s/_ Timothy A. Reuer___________
                                   Timothy A. Reuer, FSA
			                 Vice President - Product Development

 ConsentTAR1AVUL.txt

May 3, 2001




 Midland National Life Insurance Company
 One Midland Plaza
 Sioux Falls, SD  57193

       	RE:	Advanced Variable Universal Life
	      	Form S-6, File No. 333-58300

 Gentlemen:

 We hereby consent to the reference to our name under the caption "Legal Matters" in the Prospectus filed as part of the Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 filed by Midland
National
 Life Insurance Company Separate Account A for certain variable life insurance contracts (File No. 333-58300). In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

 Very truly yours,

 SUTHERLAND ASBILL & BRENNAN LLP



 By:
         Frederick R. Bellamy

 SABConsent.txt

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the inclusion in Pre effective Amendment No. 1 to this Registration Statement of Midland National Life Separate Account A on Form S-6 (File No. 333-58300) of our reports dated March 9, 2001, on our audits of the financial statements of Midland National Life Separate Account A and the financial statements of Midland National Life Insurance Company, respectively. We also consent to the reference of our firm under the caption "Financial" in such Registration Statement.



						PRICEWATERHOUSECOOPERS LLP

Minneapolis, Minnesota
May 8, 2001

PWC Consent.txt